KNIGHT TRANSPORTATION

Your Hometown National Carrier℠

Notice of Annual Meeting
To Be Held May 22, 2008

Proxy Statement

2007 Annual Report

KNIGHT TRANSPORTATION

Your Hometown National Carrier

Dear Shareholders:

In 2007, we continued to grow each of our service offerings – dry van, temperature controlled, and brokerage. We opened four new service centers and eight new brokerage branches in 2007. By the end of 2007, we were truly becoming "Your Hometown National Carrier," operating 27 dry van service centers, four temperature controlled service centers, and 12 brokerage branches. With every new center and branch, we are able to offer more service for customers, which in turn creates greater opportunity for our associates and our shareholders. Our service centers reflect our unique approach to our business, emphasizing local service with a personal touch, backed by the broad coverage and resources of a national carrier.

2007 was a challenging year for our industry and our company. The second consecutive year of a weak freight economy, combined with industry-wide over-capacity of tractors and trailers, ushered in a prolonged period of softness in freight rates. These factors, accompanied by increasing fuel prices, made for the most difficult operating environment in many years. Despite these trying circumstances, however, disciplined focus on the fundamentals and hard work by all of our associates allowed us to continue executing our business model of leading growth and profitability.

For 2007, revenue before fuel surcharge increased almost 6% to a record $601.4 million, while net income was our second highest in our history. Our operating ratio in our core business, dry van truckload, was 81.3% for 2007. The revenue, before fuel surcharge, generated by our dry van division was approximately 85% of our total revenue, before fuel surcharge, in 2007. The remainder of our revenue was generated by our refrigerated and brokerage businesses. These relatively new areas of our business performed better than many of their established competitors, and they are where we expected them to be in their business development. On a consolidated basis our operating ratio as a percentage of total revenue before fuel surcharge was 82.9%, and our return on equity was 12.9%.

From an investor's perspective, we believe 2007 contained a number of highlights. We declared cash dividends in all four quarters of 2007, increasing the dividend 50% beginning in the second quarter of the year. In November 2007, our Board of Directors authorized the repurchase of up to 3.0 million shares of our common stock. As of March 31, 2008, we had repurchased 1,218,500 shares at an average price below $15. In the present operating environment, we believe re-investing in our own company, with its strong returns, represents a superior use of cash compared with organic fleet growth or most acquisition opportunities. For the thirteenth year in a row, *Forbes Magazine* has recognized Knight Transportation in its list of the 200 Best Small Companies in America.

In addition, in 2007, Knight Transportation was recognized under the EPA's "Smartway" program for our commitment to the environment. Early adoption of cleaner engines, the use of aerodynamic equipment and engine optimizing technology, and training our driving associates on idle reduction are just a few examples of how we are leading the way. These efforts are good for the future of our world, and our company.

Looking ahead, Knight Transportation remains committed to being a growth company with the profitability to fund its growth internally and generate free cash flow.

The core of our growth effort remains building our service centers and brokerage branches throughout the United States. In 2008, we have already completed one opening, a brokerage branch in Gulfport, Mississippi. Over time, we believe we will have a footprint second to none in terms of our service offering and local operations capabilities in all major markets. We believe our service centers and branches will offer a sustainable competitive advantage, which should provide us opportunities for growth for years to come.

Beyond our service center and brokerage growth, we intend to look for additional ways to use our expertise and financial strength to generate superior returns for our shareholders. How do we intend to do this? First and foremost, we must educate our customers about the impact of fuel prices and other costs on our business. For the benefit of our customers, ourselves, and our industry, we must move away from the "feast or famine" business cycle to a cycle that justifies continuous investment in assets to move the nation's freight.

In 2008, that starts with fuel price recovery. Diesel prices sit more than a dollar per gallon above the price this time last year, significantly adding to our costs. The railroads and LTL companies, which burn less fuel and haul only a minority of the nation's freight, are recovering most or all of the increased price. Truckload carriers, which carry the lion share of the nation's freight, are suffering. This must change.

In addition, we must be smarter as an industry about investing in new capacity. As a whole, the S&P 500 companies have generated an average operating margin of approximately 18% in 2007 and over the past five years. Over the same periods, the group's average return on equity was approximately 20%. These major companies understand the need to generate returns. As an industry, the asset based truckload companies must demonstrate the will to achieve similar margins if we are to increase capital investment.

We must also look internally. On the asset-based side of our business we can concentrate our assets with customers who recognize the benefits of a stable provider that invests in the equipment, locations, technology, and people that move the freight, rather than giving business to non-asset based companies who take margin. We can also operate smarter. From continuous cost control, to seeking niches with lower capex requirements, to removing excess capital from our business, to investments in related businesses that improve our supply chain knowledge or cash returns, to lowering our weighted average cost of capital, we can evaluate every alternative to make us a better company.

Third, and perhaps most importantly, we will continue to develop our people with our emphasis on financial discipline and accountability. With a great combination of youth and experience in each of our service offerings, we have a bright future as well as room for improvement. We are well positioned with our three businesses to offer services that our customers need. Our challenge will be continuing to win more in the marketplace based on our disciplined approach in this difficult market.

I am grateful for the effort and commitment of our people, who continued to build and strengthen the relationships with stakeholders that make a difference for Knight Transportation. Working together, all of our stakeholders – our associates, our vendors, our shareholders and especially our customers – make Knight Transportation a better, safer, more competitive, and service-driven company every year, and we are gratified by the contributions all of these people make. We couldn't do it without them, or you.

We appreciate your support.

Sincerely,

Kevin P. Knight
Chairman & CEO

TABLE OF CONTENTS

III. 2007 Annual Report

IV. Additional Information

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 22, 2008

To our Shareholders:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders (the "Annual Meeting") of KNIGHT TRANSPORTATION, INC. to be held at 8:30 A.M., Phoenix time, on May 22, 2008, at the Wigwam Golf Resort & Spa, 300 East Wigwam Boulevard, Litchfield Park, Arizona 85340. The purposes of the Annual Meeting are to:

1. Elect two Class I Directors, each director to serve a term of three years;

2. Approve the Second Amendment to the Company's Amended and Restated 2003 Stock Option Plan to increase the number of shares of Common Stock reserved for the issuance of stock grants, including stock options, to employees and directors;

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2008; and

4. Transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on March 31, 2008, as the record date for determining those shareholders who are entitled to receive notice of and vote at the Annual Meeting or any adjournment(s) thereof. Shares of Knight Common Stock can be voted at the Annual Meeting only if the holder is present at the Annual Meeting in person or by valid proxy. A copy of our 2007 Annual Report to Shareholders, which includes audited consolidated financial statements, is enclosed. YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. You may also vote on the Internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. The prompt return of your proxy may save us additional expenses of solicitation.

By Order of the Board of Directors,

David A. Jackson
Secretary

Phoenix, Arizona
April 11, 2008

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 22, 2008

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of Knight Transportation, Inc. to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 8:30 A.M., Phoenix time, on May 22, 2008, at the Wigwam Golf Resort & Spa, 300 East Wigwam Boulevard, Litchfield Park, Arizona 85340. **THE ENCLOSED PROXY IS SOLICITED BY OUR BOARD OF DIRECTORS.** If not otherwise specified, all proxies received pursuant to this solicitation will be voted (i) FOR the director nominees named herein; (ii) FOR approval of the amendment to our Amended and Restated 2003 Stock Option Plan to increase the number of shares reserved for issuance thereunder; (iii) FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2008; and (iv) with respect to any other matters properly brought before the Annual Meeting, in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with the judgment of the proxy holders.

This Proxy Statement, the proxy card, and our Annual Report were first mailed on or about April 11, 2008, to shareholders of record at the close of business on March 31, 2008 (the "Record Date").

The terms "we," "our," "us," or the "Company" refer to Knight Transportation, Inc. and its subsidiaries.

Voting Rights

Only holders of record of our Common Stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting, either in person or by valid proxy. Except in the election of directors, shareholders are entitled to one vote for each share held of record on each matter of business to be considered at the Annual Meeting. In the election of directors, Arizona law requires cumulative voting. *See* "Required Vote; Cumulative Voting." As of the Record Date, there were issued and outstanding approximately 85,519,943 shares of our Common Stock, entitled to cast an aggregate 85,519,943 votes on all matters subject to a vote at the Annual Meeting, other than in the election of the Class I directors, where the shares are entitled to an aggregate 171,039,886 votes. Votes cast at the Annual Meeting will be tabulated by the Inspector of Elections and the results of all items voted upon will be announced at the Annual Meeting.

Quorum Requirement

In order to transact business at the Annual Meeting, a quorum must be present. A quorum is present if a majority of the issued and outstanding shares of Common Stock as of the Record Date are represented at the Annual Meeting in person or by proxy. Shares that are entitled to vote but that are not voted at the direction of the holder (called "abstentions") and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called "broker non-votes") will be counted for the purpose of determining whether a quorum is present.

Required Vote; Cumulative Voting

Election of Directors. Directors are elected by plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors. Abstentions and broker non-votes are not counted as votes for the election of any director nominee. Under the Constitution of the State of Arizona, as well as Section 10-728 of the Arizona Revised Statutes, shareholders have cumulative voting rights in electing directors of an Arizona corporation. Cumulative voting means that each shareholder, when electing directors, has the right to cast as many votes in the aggregate as he, she, or it has voting shares multiplied by the number of directors to be elected. For example, this year two Class I directors will be elected. If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 200 votes in the election of the Class I directors and may cast 200 votes for a single director nominee or distribute those votes between the two Class I director nominees.

Other Matters. Approval of the other matters submitted to shareholders for consideration and action at the Annual Meeting requires that the number of votes cast for the matter exceeds the number of votes cast against the matter. Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved. In other words, abstentions and broker non-votes will be counted neither as votes for, nor as votes against, a matter.

Right to Attend the Annual Meeting; Revocation of Proxy

Returning a proxy card now will not interfere with your right to attend the Annual Meeting or to vote your shares personally at the Annual Meeting, if you wish to do so. Shareholders who execute and return proxies may revoke them at any time before they are exercised by giving written notice to our Secretary at our address, by executing a subsequent proxy and delivering it to our Secretary, or by attending the Annual Meeting and voting in person.

Costs of Solicitation

We will bear the cost of solicitation of proxies, which we expect to be nominal and will include reimbursements for the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees, who will not receive any additional compensation for any such services.

Annual Report

The information included in this Proxy Statement should be reviewed in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, Reports of our Independent Registered Public Accounting Firm, and other information included in our 2007 Annual Report to Shareholders that was mailed on or about April 11, 2008, together with this Notice of Annual Meeting and Proxy Statement, to all shareholders of record as of the Record Date. A copy of our Annual Report is available free of charge on the Shareholder Relations section of our corporate website at http://www.knighttrans.com. The Annual Report is not incorporated into this Proxy Statement, and is not considered proxy-soliciting material.

How to Read this Proxy Statement

This Proxy Statement contains the proposals to be considered by shareholders at the Annual Meeting, as well as important information concerning, among other things: our management and our Board of Directors; executive compensation; transactions between us and our officers, directors, and affiliates; the stock ownership of management and other large shareholders; the services provided to us by and fees of Deloitte & Touche LLP, our independent registered public accounting firm; and instructions for shareholders who want to make proposals at the 2009 Annual Meeting of Shareholders. *Each shareholder should read this information before completing and returning the enclosed proxy card.*

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors presently consists of eight members. The directors are divided into three classes, with each class serving a three-year term. The shareholders elect approximately one-third of the Board of Directors each year. Two Class I directors will be elected at the Annual Meeting.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated Donald A. Bliss and Richard J. Lehmann for election as Class I directors at the Annual Meeting. During 2007, Mr. Mark Scudder, a Class I Director, resigned from the Board. The Nominating and Corporate Governance Committee is searching for, but has not yet selected, a third Class I Director to stand for election to the Board.

Each Class I director nominee will be elected to serve until the 2011 Annual Meeting of Shareholders or until his successor shall have been duly elected and qualified or his resignation or removal, whichever occurs first. Each of the Class I director nominees has consented to serve a three-year term.

If any of the nominees named above should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board.

Class I Director Nominees

Information concerning the nominees standing for election as Class I directors follows:

Donald A. Bliss, 75 **Director Since 1995**

Donald A. Bliss has served as a member of our Board of Directors since February 1995. Until his retirement in December 1994, Mr. Bliss was the Chief Executive Officer and Vice President of U.S. West Communications, a U.S. West company. Mr. Bliss also is a director of the Western and Southern Life Insurance Company and the Biltmore Bank of Arizona. Mr. Bliss served as Chairman of the Western Region Advisory Board of AON Risk Services of Arizona, Inc. from October 2001 to February 2005.

Richard J. Lehmann, 64 **Director Since 2006**

Richard J. Lehmann has served as a member of our Board of Directors since February 2006. Mr. Lehmann serves as the founding principal of the Biltmore Bank of Arizona and is the Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona. Until December 31, 1999, Mr. Lehmann served as Vice Chairman of Bank One, when it acquired FCNBC, creating the fifth largest bank in the United States, with responsibility for all consumer banking and credit card operations. Mr. Lehmann's previous positions include Chairman and Chief Executive Officer of Valley National Bank. Prior to that, Mr. Lehmann spent 20 years with Citigroup in various positions, including 10 years in the International Division, with more than three years as a Senior Corporate Officer in Europe, the Middle East, and Africa. Mr. Lehmann is a member of the board of directors of the Arizona Board of Nature Conservancy and the TGen Foundation. He also serves on the Mayo Advisory Board and serves on the Board of Trustees at Thunderbird, The Garvin School of International Management.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

CONTINUING DIRECTORS

Class II Directors

Certain information regarding our current Class II directors who were elected in 2006 for terms expiring at our 2009 Annual Meeting of Shareholders follows:

Gary J. Knight, 56 **Director Since 1990**

Gary J. Knight has served as the Vice Chairman of our Board of Directors since January 2004. Mr. Knight served as our President from 1993 to January 2004, and has been one of our officers and a member of our Board of Directors since 1990. From 1975 until 1990, Mr. Knight was employed by Swift Transportation Co., Inc. ("Swift"), a long-haul truckload carrier, where he was an Executive Vice President.

G.D. Madden, 68 **Director Since 1997**

G.D. Madden has served as a member of our Board of Directors since January 1997. Since 1996, Mr. Madden has been President of Madden Partners, a consulting firm he founded, which specializes in transportation technology and strategic issues. Prior to founding Madden Partners, he was President and Chief Executive Officer of Innovative Computing Corporation, a subsidiary of Westinghouse Electric Corporation. Mr. Madden founded Innovative Computing Corporation ("ICC"), a privately held company, which grew to be the largest supplier of fully integrated management information systems to the trucking industry. Mr. Madden sold ICC to Westinghouse in 1990 and continued to serve as its President and Chief Executive Officer until 1996.

Kathryn L. Munro, 59 **Director Since 2005**

Kathryn L. Munro has served as a member of our Board of Directors since April 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies. Ms. Munro was the Chairperson of BridgeWest from February 1999 until July 2003. From 1996 to 1998, Ms. Munro served as Chief Executive Officer of Bank of America's Southwest Banking Group and was President of Bank of America Arizona from 1994 to 1996. Ms. Munro has served on the boards of directors of Flow International Corporation, a Seattle-based manufacturer of industrial tools, since 1996; and Pinnacle West Capital Corporation, the holding company of Arizona Public Service and Pinnacle West Energy, since 2000. Ms. Munro served on the board of Capitol Bancorp Limited, a Michigan-based multi-bank holding company, from 2002 to 2006.

Class III Directors

Certain information regarding our current Class III directors who were elected in 2007 for terms expiring at our 2010 Annual Meeting of Shareholders follows:

Kevin P. Knight, 51 **Director Since 1990**

Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift, where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary. From February 2004 through February 2008, Mr. Knight served on the Board of Directors of Universal Technical Institute, Inc., a provider of post-secondary education. Mr. Knight currently serves on the Board of Directors and Executive Committee of the American Trucking Associations.

Randy Knight, 59 **Director Since 1989**

Randy Knight has served as a member of our Board of Directors since our inception in 1989. Mr. Knight served as one of our officers from 1989 until July 1999, when he resigned from being an officer. Mr. Knight served as the Chairman of the Board from 1993 to 1999. From 1985 to June 2004, Mr. Knight held a significant ownership interest in and served as the Chairman of Total Warehousing, Inc., a commercial warehousing and local transportation business located in Phoenix, Arizona. Mr. Knight sold his interest in Total Warehousing to a third party in June 2004. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President. Mr. Knight is a director of the Biltmore Bank of Arizona.

Michael Garnreiter, 56 **Director Since 2003**

Michael Garnreiter has served as a member of our Board of Directors since September 2003. Mr. Garnreiter currently is the managing member of Rising Sun Restaurant Group, LLC, an eight-restaurant chain of casual dining locations. Mr. Garnreiter also is a director and member of the audit committees of Taser International, Inc., a manufacturer of non-lethal protection devices, Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems, and, effective February 2008, Syntax-Brillian Corporation, a designer, developer, and distributor of high-definition televisions. From 2002 through 2006, Mr. Garnreiter served as the Executive Vice President, Treasurer, and Chief Financial Officer of Main Street Restaurant Group, Inc., a publicly held restaurant operating company. Prior to joining Main Street, Mr. Garnreiter served as a general partner of Arthur Andersen LLP. Mr. Garnreiter began his career with Arthur Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he became the managing partner of Arthur Andersen's Tucson, Arizona office. Mr. Garnreiter is a Certified Public Accountant in California and Arizona.

Kevin Knight, our Chairman and Chief Executive Officer, and Keith Knight, one of our executive officers, are brothers and are cousins of Randy Knight and Gary Knight, who also are brothers.

CORPORATE GOVERNANCE

Applicable Corporate Governance Requirements

Our Common Stock has been listed on the New York Stock Exchange (the "NYSE") since December 30, 2004, and we are subject to the listing standards, including those relating to corporate governance. Prior to listing on the NYSE, our Common Stock was listed on the Nasdaq National Market ("NASDAQ"), and we were subject to the NASDAQ listing standards, including those related to corporate governance.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to further its goal of providing effective governance of our business and affairs for the long-term benefit of our shareholders. A copy of the corporate governance guidelines is available free of charge on the Shareholder Relations section of our corporate website at http://www.knighttrans.com and is available in print to any shareholder who requests it. The Nominating and Corporate Governance Committee is responsible for periodically reviewing the corporate governance guidelines and recommending changes as appropriate to ensure the effective functioning of our Board of Directors and high quality corporate governance.

Code of Ethics

The Board of Directors has adopted a Code of Ethical Conduct that applies to all of our directors, officers, and employees. In addition, we maintain a Policy Governing Responsibilities of Financial Managers and Senior Officers (the "Financial Responsibilities Policy") that applies to our senior executive officers (Executive Vice President or above), Chief Financial Officer, Chief Accounting Officer, Controller, and any other employees who are responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The Code of Ethical Conduct and Financial Responsibilities Policy includes provisions applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of Regulation S-K. Copies of the Code of Ethical Conduct and Financial Responsibilities Policy are available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and are available in print to any shareholder who requests them.

The Board of Directors and Its Committees

Board of Directors

Meetings of the Board of Directors. During the year ended December 31, 2007, our Board of Directors met on four regularly scheduled occasions and did not hold any special meetings. Each of the directors, other than Randy Knight, attended 75% or more of the meetings of the Board of Directors and the meetings held by all of the committees of the Board on which he or she served. Mr. Randy Knight's absence from Board meetings during 2007 was due to a medical condition. We encourage our directors to attend our Annual Meetings of Shareholders. Eight of our then-current directors attended the 2007 Annual Meeting of Shareholders.

Independent Directors. In accordance with NYSE Rule 303A.02(a), the Board of Directors affirmatively determines the independence of each director after reviewing the findings and recommendations of the Nominating and Corporate Governance Committee. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Donald A. Bliss, G.D. Madden, Michael Garnreiter, Mark Scudder (who resigned as a member of the Board of Directors effective November 9, 2007), Kathryn L. Munro, and Richard J. Lehmann are independent (collectively, the "Independent Directors"). Except in their capacities as directors or as holders of an immaterial amount of securities of other entities, neither Mr. Bliss, Mr. Madden, Mr. Garnreiter, nor Ms. Munro either directly or in his or her capacity as a partner, shareholder, officer, or similar position of another organization, has or in the past three years had any business or financial relationship with us or any of our subsidiaries. Mr. Scudder is president of a law firm to which we paid approximately $207,000 for legal services in 2007 and which currently provides legal services to us. Based upon information regarding the law firm's total revenues for each of the past three years supplied by Mr. Scudder, the Board of Directors has determined that the relationship between us and Mr. Scudder is not material. *See* "Certain Relationships and Related Transactions" for additional information concerning our financial relationships with Mr. Scudder. None of the Independent Directors or any of their immediate family members has or had any of the disqualifying relationships with us or our subsidiaries specified in NYSE Rule 303A.02(b).

Executive Sessions. In 2007, pursuant to NYSE Rule 303A.03, our Independent Directors held two meetings, referred to as "executive sessions," at which only the Independent Directors were present. The Chairman of the Nominating and Corporate Governance Committee acts as the presiding director for all executive sessions. Mr. Bliss currently serves as the Chairman of the Nominating and Corporate Governance Committee and will continue in that capacity following the Annual Meeting. Our non-management directors, who are comprised of the Independent Directors and Mr. Randy Knight, met once in 2007. Our non-management directors and independent directors will each continue to hold at least one meeting annually at which only independent and non-management directors are present, respectively.

Communication with Directors. Our Board of Directors provides a process for shareholders to send written communications to the entire Board or to individual directors. To send a communication to the entire Board of Directors, your communication should be addressed as follows: The Board of Directors, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next Board meeting. If you wish to communicate with an individual director, your communication should be addressed as follows: Name – Director, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications received in this manner will not be opened, but rather delivered unopened to the director to whom they are addressed at or prior to the next Board meeting, following clearance through normal security procedures.

In addition, we provide a method for concerned parties to communicate directly with our non-management directors. Any person wishing to contact our non-management directors may contact these directors through our presiding non-management director, the Chairman of the Nominating and Corporate Governance Committee, whose contact information may be obtained by writing our Secretary, David A. Jackson, at the address set forth above or by calling our Investor Relations Department at telephone number (602) 606-6224.

Committees of the Board of Directors

The Board of Directors has standing Audit, Nominating and Corporate Governance, Compensation, and Executive Committees. The Board does not maintain any other standing committees. The following table sets forth the membership of each of the standing committees of the Board of Directors as of February 29, 2008.

Name	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Executive Committee
Donald A. Bliss	X	X		X
G.D. Madden	X		X	
Michael Garnreiter	X			
Kevin P. Knight				X
Gary J. Knight				X
Kathryn L. Munro		X	X	X
Richard J. Lehmann		X	X	

The Audit Committee

Purpose, Functions, Composition, and Meetings. The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence, and performance of our independent registered public accounting firm; and
- our compliance with legal and regulatory requirements related to financial reporting.

As more fully outlined in the Audit Committee's charter, the primary functions of the Audit Committee include:

- making determinations regarding the selection and retention of our independent registered public accounting firm and reviewing and pre-approving such firm's fees and the proposed scope of its services; and
- reviewing, and meeting with our management, internal auditors, and independent registered public accounting firm, as applicable, to discuss, our financial statements and financial and related disclosures, accounting policies and principles, systems of internal control, and financial reporting processes.

Messrs. Bliss, Madden, and Garnreiter currently serve on the Audit Committee, and Mr. Garnreiter serves as the Chairman. Each member of the Audit Committee satisfies the independence and other audit committee membership criteria set forth in NYSE Rule 303A.07. Specifically, each member of the Audit Committee:

- is independent under NYSE Rule 303A.02;
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- is financially literate, as our Board of Directors has interpreted such qualification in its business judgment.

The Audit Committee met five times during 2007. Each member of the Audit Committee attended all of the Audit Committee meetings during 2007.

Audit Committee Financial Expert. The Board of Directors has determined that at least one "audit committee financial expert," as defined under Item 407(d)(5) of Regulation S-K, currently serves on the Audit Committee. The Board of Directors has identified Mr. Garnreiter as an audit committee financial expert. Mr. Garnreiter is independent, as independence for audit committee members is defined under applicable NYSE rules.

Audit Committee Charter. A copy of the Audit Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Report of the Audit Committee. In performing its duties, the Audit Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and relating to certain other matters, including the independence of our independent registered public accounting firm. The *Report of the Audit Committee* follows.

The Report of the Audit Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Report of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and the audit of the financial statements of the Company. Management of the Company has primary responsibility for the Company's financial statements and the overall reporting process, including maintenance of the Company's systems of internal control. The Company retains an independent registered public accounting firm that is responsible for conducting an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and issuing a report thereon.

In undertaking its responsibilities, the Audit Committee has discussed the Company's financial statements with management and the Company's independent registered public accounting firm and, in issuing this report, has relied upon the responses and information provided to the Audit Committee by management and the independent registered public accounting firm.

For the fiscal year ended December 31, 2007, the Audit Committee has reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114, as amended, *"The Auditor's Communication with those Charged with Governance"* and Rule 2-07 of Regulation S-X *"Communication With Audit Committees,"* which include, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 *"Independence Discussions with Audit Committees"* and discussed with the independent registered public accounting firm its independence.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Michael Garnreiter, Chairman
G.D. Madden, Member
Donald A. Bliss, Member

The Nominating and Corporate Governance Committee

Purpose, Functions, Composition, and Meetings. In February 2003, the Board of Directors established a nominating committee to recommend to the Board potential candidates for election as directors. In November 2004, the nominating committee was reconstituted as the Nominating and Corporate Governance Committee. Mr. Lehmann, Ms. Munro, and Mr. Bliss currently serve on the Nominating and Corporate Governance Committee, and Mr. Bliss serves as Chairman.

The purposes of the Nominating and Corporate Governance Committee are to assist the Board of Directors in improving our corporate governance, to train members of the Board, to improve the Board's governance functions, and to assist us in obtaining the highest quality independent directors. As more fully detailed in the Nominating and Governance Committee's charter, the primary functions of the committee include:

- evaluating the composition of the Board and selecting and recommending nominees for election or reelection to the Board or for appointment to fill Board vacancies;
- developing and implementing regular and emergency succession plans for our senior management positions; and
- reviewing and developing policies or making recommendations concerning other aspects of our corporate governance, such as the Board's committee structure, our corporate governance guidelines, director training and evaluation programs, and potential conflicts of interest.

All current members of the Nominating and Corporate Governance Committee are independent, as independence for nominating committee members is defined under applicable NYSE rules. In 2007, the Nominating and Corporate Governance Committee held one meeting.

The Nominating and Corporate Governance Committee met in March 2008 and approved the nomination of Donald A. Bliss and Richard J. Lehmann as Class I directors and recommended their election. Both nominees are presently directors and have consented to stand for re-election.

Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Process for Identifying and Evaluating Director Nominees. Director nominees are chosen by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the qualifications of various persons to determine whether they should be considered as candidates for membership on the Board of Directors. The Nominating and Corporate Governance Committee also accepts recommendations of director candidates from our other outside directors and our executive officers, advisors, and shareholders. We do not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee reviews all candidate recommendations, including those properly submitted by shareholders, in accordance with the mandate contained in its charter. The Nominating and Corporate Governance Committee assesses a candidate's judgment, integrity, independence, management or business skills and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in their profession, knowledge of corporate governance issues and Board functions, commitment to attend and actively participate in meetings and related Board activities, other commitments and responsibilities, and such other factors as the Nominating and Corporate Governance Committee determines are appropriate in light of our needs and the needs of the Board. With regard to specific qualities and skills, the Nominating and Corporate Governance Committee believes it is necessary that: (i) at least a majority of the members of the Board of Directors qualify as "independent" under NYSE Rule 303A.02; (ii) at least three members of the Board of Directors satisfy the audit committee membership criteria specified in NYSE Rule 303A.07; and (iii) at least one member of the Board of Directors eligible to serve on the Audit Committee has sufficient knowledge, experience, and training concerning accounting and financial matters so as to qualify as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

In addition to the qualifications and considerations described above, our corporate governance guidelines contain the following director eligibility criteria that impact the director nomination process:

- a mandatory retirement age of 82 for all directors, subject to waiver by a majority of the Board;
- director term limits of 20 years, following March 2, 2005, for all directors, subject to waiver by a majority of the Board;
- no director may serve on more than five public company boards of directors, including our Board; and
- our Chief Executive Officer may not serve on more than two other public company boards of directors in addition to our Board.

Consideration of Director Candidates Recommended by Shareholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, provided that the following procedural requirements are satisfied. Candidate recommendations should be mailed via certified mail, return receipt requested, and addressed to the Nominating and Corporate Governance Committee, Knight Transportation, Inc., c/o David A. Jackson – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. To be considered, a shareholder recommendation must: (i) be received at least 120 days prior to the first anniversary of the date of the proxy statement for the prior year's Annual Meeting (by December 12, 2008 for director candidates to be considered for nomination for election at the 2009 Annual Meeting of Shareholders); (ii) contain sufficient background information, such as a resumé and references, to enable the Committee to make a proper judgment regarding the qualifications of the proposed nominee; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected and a representation that such proposed nominee qualifies as "independent" under NYSE Rule 303A.02 or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent"; (iv) state the name and address of the person submitting the recommendation and the number of shares of our Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial shareholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Common Stock.

The Compensation Committee

Purpose, Functions, Composition, and Meetings. The Compensation Committee reviews, analyzes, recommends, and approves all aspects of executive compensation. As more fully outlined in the Compensation Committee's charter, the primary responsibilities of the Compensation Committee include:

- reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those objectives, and determining and approving the Chief Executive Officer's compensation based upon this evaluation;
- reviewing and making recommendations to the Board regarding the compensation of our other executive officers;
- reviewing and approving all forms of incentive compensation, including stock options and other stock-based awards to our executive officers; and
- administering our stock option plan, as in effect from time-to-time.

During 2007, Mr. Madden, Mr. Lehmann, and Ms. Munro, served on the Compensation Committee, and Ms. Munro served as Chairperson. Each of these individuals are currently members of the Compensation Committee. The Compensation Committee met twice in 2007. *See* "Executive Compensation – Compensation Discussion and Analysis" for a discussion of, including the role the Compensation Committee and our executive officers have in implementing, our processes and procedures for recommending and setting executive and director compensation.

Compensation Committee Charter. A copy of the Compensation Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com and is available in print to any shareholder who requests it.

Report of the Compensation Committee. In performing its duties, the Compensation Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement. The *Report of the Compensation Committee* follows.

The Report of the Compensation Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the year ended December 31, 2007.

Kathryn Munro, Chairperson
G.D. Madden, Member
Richard J. Lehmann, Member

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee have been, or are, one of our officers or employees. During 2007, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving as a member of our Board of Directors. *See* "Certain Relationships and Related Transactions" for a description of certain transactions between us and our directors and executive officers, or their affiliates, and "Executive Compensation – Director Compensation" for a description of the compensation of the members of the Compensation Committee.

The Executive Committee

The Executive Committee is authorized to act on behalf of the Board of Directors when the Board of Directors is not in session. Prior to Mr. Scudder resigning from the Board in November 2007, the Executive Committee was comprised of Messrs. Scudder, Kevin Knight, Gary Knight, and Bliss. The Executive Committee did not meet during 2007. The current members of the Executive Committee include Messrs. Kevin Knight, Gary Knight, and Bliss and Ms. Munro. Ms. Munro became a member of the Executive Committee in February 2008.

Other Board and Corporate Governance Matters

Director Evaluation Program. The Nominating and Corporate Governance Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our shareholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating and Corporate Governance Committee also is responsible for developing and recommending to the Board of Directors for approval an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance.

Director Orientation and Training. The Nominating and Corporate Governance Committee is responsible for developing and implementing an orientation program for new directors. Under this program, we provide new, non-management directors a variety of materials to assist them in familiarizing themselves with our business, management structure, and operations and key legal, financial, risk management, and operational issues, as well as the policies, procedures, and responsibilities of the Board and its committees. New, non-management directors also meet with members of our senior management and other non-management directors as part of their orientation. We periodically provide materials to directors on various subjects to assist them in understanding our business and operations and in effectively discharging their duties.

Authority to Engage Advisors. Each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee is conferred by its charter with explicit authority to engage its own independent advisors, including legal counsel.

Management Succession Planning. The Board of Directors has adopted a management succession plan that identifies emergency and potential long-term successors to our Chief Executive Officer, President, Chief Financial Officer, and certain other key members of senior management. The Nominating and Corporate Governance Committee, following consultation with our Chief Executive Officer, is responsible for giving an annual report to the Board of Directors with regard to management succession planning. After reviewing this report and consulting with the members of the Nominating and Corporate Governance Committee and the Chief Executive Officer, the Board of Directors makes any changes or updates to the management succession plan that it determines are appropriate.

Our Executive Officers and Certain Significant Employees

The following table sets forth, as of March 31, 2008, certain information regarding our executive officers and Michael K. Liu, Erick Kutter, Greg Ritter, and Bill Ramsey, four significant employees.

Name	Age	Position
Kevin P. Knight	51	Chairman of the Board and Chief Executive Officer
Gary J. Knight	56	Vice Chairman of the Board
Keith T. Knight	53	Chief Operating Officer
David A. Jackson	32	Chief Financial Officer, Secretary, and Treasurer
Casey Comen	54	Executive Vice President of Sales
Michael K. Liu	35	President of Knight Transportation – Dry Van
Erick Kutter	40	President of Knight Refrigerated, LLC
Greg Ritter	49	President of Knight Brokerage, LLC
Bill Ramsey	48	Senior Vice President of Business Development

Keith T. Knight has served as our Chief Operating Officer since May 2006. Prior to his appointment as Chief Operating Officer, Mr. Knight served as our Executive Vice President from 1993 until May 2006, and has been one of our officers since 1990. He served as a director of our Board of Directors from 1990 to 2004. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and Manager of Swift's Los Angeles terminal.

David A. Jackson joined us in April 2000. He has served as our Chief Financial Officer since January 2004, as our Treasurer since May 2006, and our Secretary since November 2007. Mr. Jackson served as our Corporate Purchasing Manager from April 2000 until July 2002, and as the Owner Operator Program Director from July 2002 until January 2004.

Casey Comen has served as our Executive Vice President of Sales since March 2004. Prior to joining us, Mr. Comen was employed by Swift, where he most recently served as the Vice President of Sales and Marketing from 1997 through January 2004.

Michael K. Liu was appointed President of the Knight Transportation – Dry Van in April 2007. Prior to his appointment as President of Knight Transportation – Dry Van, Mr. Liu served as a division manager for our Southern California Division since December 2003. Mr. Liu also served as a training manager for our driver development department from January 2000 to December 2003.

Erick Kutter joined us in February 1993. He has served as the President of Knight Refrigerated, LLC, our asset-based refrigerated business, since July 2004. Prior to his appointment as President of Knight Refrigerated, Mr. Kutter was responsible for opening our service centers in Katy, Texas, Kansas City, Kansas, and Atlanta, Georgia. Mr. Kutter also served as the division manager of our service center in Indianapolis, Indiana from July 1998 to April 2001.

Greg Ritter joined us in 2005. He has served as the President of Knight Brokerage, LLC, our non-asset based brokerage business, since the opening of our brokerage business in 2005. He began his career in 1979 with C.H. Robinson Worldwide, where he was the branch manager for the Phoenix office for 18 years.

William "Bill" Ramsey joined us in April 2000 as part of the acquisition of Fastway Systems. He has served as Senior Vice President of Business Development, since October 2007. Prior to this assignment he served as Divisional Sales Manger and Division Manger in our Gulfport Division from April 2000 thru November 2006. Mr. Ramsey also served as our South West Regional Vice President from November 2006 to April 2007 where he served as General Manger of the South East from April 2007 thru October 2007.

See "Continuing Directors" for information concerning the business experience of Kevin P. Knight and Gary J. Knight.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and changes in ownership of our Common Stock and other equity securities. Our officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during the 2007 fiscal year, all Section 16(a) filing requirements applicable to our directors, executive officers, and greater than 10% beneficial owners were complied with, except that (i) Donald A. Bliss inadvertently failed to timely report on Form 4 the sale of shares, which occurred in June 2007, and (ii) Erick Kutter inadvertently failed to timely report on Form 4 the exercise of six different option grants on December 11, 2007, and the associated acquisition and sale of all shares received upon exercise. All such transactions have been reported in subsequent filings. Copies of Section 16(a) forms that our directors and executive officers file with the SEC are accessible through the Shareholder Relations section of our website at http://www.knighttrans.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Philosophy of Compensation

The Compensation Committee oversees all of our executive officer compensation arrangements. The Compensation Committee has the specific responsibility to (i) review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, (ii) evaluate the performance of our CEO in light of those goals and objectives, and (iii) determine and approve the compensation level of our CEO based upon that evaluation. The Compensation Committee also has the responsibility to review annually the compensation of our other executive officers and to determine whether such compensation is reasonable under existing facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives' interests with the interests of our shareholders. The Compensation Committee also reviews and approves all forms of incentive compensation, including stock option grants, stock grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our CEO in reviewing and approving the overall compensation of the other executive officers.

We believe that the quality, skills, and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating, and retaining qualified executive officers who create long-term value for our shareholders. We seek to accomplish this goal by rewarding past performance, incentivizing future performance, and aligning our executive officers' long-term interests with those of our shareholders. Our compensation program is specifically designed to reward our executive officers for individual performance, years of experience, contributions to our financial success, and creation of shareholder value. Our compensation philosophy is to provide overall compensation levels that (i) attract and retain talented executives and motivate those executives to achieve superior results, (ii) align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders, and (iii) enhance executives' incentives to increase our stock price and maximize shareholder value. In addition, we strive to ensure that our compensation, particularly salary compensation, is consistent with our constant focus on controlling costs. Our primary strategy for building senior management depth has been to develop personnel from within our Company to ensure that our executive team as a whole remains dedicated to our customs, practices, and culture, recognizing, however, that we may gain talent and new perspectives from external sources. Accordingly, in many instances we build our compensation elements around long-term retention and development together with annual rewards based on specific focus areas.

Elements of Compensation

Our compensation program for senior executive officers has two major elements, fixed and incentive compensation. The total compensation for senior executive officers, including the Named Executive Officers (as defined below), consists of one or more of the following components: (i) base salary, (ii) incentive compensation, which may include a performance-based annual cash bonus and long-term equity incentives in the form of stock options and other stock-based awards or grants, (iii) other compensation, including specified perquisites, and (iv) employee benefits, which are generally available to all of our employees.

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive's total compensation, the Compensation Committee considers whether the total compensation is (i) fair and reasonable to us, (ii) internally appropriate based upon our culture and the compensation of our other employees, and (iii) within a reasonable range of the compensation afforded by other opportunities. The Compensation Committee also bases its decisions regarding compensation upon its assessment of the executive's leadership, integrity, individual performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial success, the creation of shareholder value, and current and past compensation. In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our culture of cost control and high level of performance, the Compensation Committee historically has attempted to keep base salaries relatively low and weight overall compensation toward incentive cash and equity-based compensation. The Compensation Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Internal Revenue Code. In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee's general understanding of compensation levels at public companies, and the historical compensation levels of the executive officers, and, with respect to executives other than the CEO, we consider the recommendations of the CEO. We generally do not rely on rigid formulas (other than performance measures under our annual cash bonus program) or short-term changes in business performance when setting compensation.

The following summarizes the compensation elements we used to attract, motivate, and retain our Chief Executive Officer, Chief Financial Officer, and our four other most highly compensated executive officers, for the fiscal year ended December 31, 2007 (collectively, the "Named Executive Officers").

Base Salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at a level that allows them to achieve the overall compensation they desire. Base pay is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on creating shareholder value and on our other business objectives. In determining base salaries, we consider the executive's current salary and the executive's qualifications and experience, including, but not limited to, the executive's length of service with our Company, the executive's industry knowledge, and the quality and effectiveness of the executive's leadership, integrity, scope of responsibilities, dedication to our shareholders and Company, past performance, and future potential of providing value to our shareholders. We do not formally benchmark salary or total executive compensation against the executive compensation of any other company or group of companies. From time to time, the Compensation Committee has considered the form and level of compensation disclosed by other publicly traded truckload carriers, certain other transportation companies, and companies of similar size and market capitalization in general. We set our base salaries at a level that allows us to pay a portion of an executive officer's total compensation in the form of incentive compensation, including annual cash bonuses and long-term incentives, and perquisites. We believe this mix of compensation helps us incentivize our executives to maximize shareholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors.

Incentive Compensation

Performance-Based Annual Cash Bonuses

On December 21, 2005, our shareholders approved and ratified our 2005 Executive Cash Bonus Plan ("Cash Bonus Plan"). We use our Cash Bonus Plan to provide annual incentives to executive officers in a manner designed to (i) link increases in compensation to increases in our income in order to reinforce cost controls, (ii) reinforce our performance goals, and (iii) link a significant portion of our executives' compensation to the achievement of such goals. We also use the Cash Bonus Plan to preserve for our benefit a federal tax deduction for payments of incentive compensation to our executive officers. Cash bonuses are designed to reward executive officers for their contributions to our financial and operating performance and are based primarily upon our financial results and certain operating statistics that the Compensation Committee identifies each year as being important to our success.

Under the Cash Bonus Plan, the Compensation Committee is required to set, for each executive officer, one or more objective performance targets. The annual cash bonus amount awarded to each executive officer is primarily dependent upon us reaching or exceeding specified, objective performance targets. Performance targets may be based on the attainment of specified levels of one or any variation or combination of the factors listed in the Cash Bonus Plan. Corporate performance targets are typically established on a combined basis of sales and earnings growth targets in order to align cash compensation payments with our performance and the creation of shareholder value. Additionally, individual performance targets may be based on the successful implementation of corporate policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans, or the exercise of specific areas of managerial responsibility. The Compensation Committee also reserves the right to award cash bonuses for achievements in leadership, innovation, initiative, and other non-objective performance indicia outside the Cash Bonus Plan. These awards are made on a discretionary basis and are unrelated to the attainment of the Cash Bonus Plan's objective, performance criteria. The Compensation Committee sets the specific performance targets for each executive officer after (i) engaging in active dialog with our CEO concerning our strategic objectives and performance, and (ii) reviewing the appropriateness of the financial measures used in the Cash Bonus Plan.

Concurrently with establishing the performance targets, the Compensation Committee also establishes a maximum cash bonus award opportunity for each executive officer. An executive's maximum cash bonus award opportunity may not exceed the plan maximum of $2 million annually (however, the maximum award approved for any executive has never exceeded $354,000). In determining an executive officer's maximum cash bonus opportunity, the Compensation Committee considers (i) the value that achieving specific performance targets will add to our shareholders, (ii) the degree of difficulty in achieving specific performance targets, and (iii) each of the other elements comprising the executive's total compensation. When calculating the cash bonus earned by an executive officer, the Compensation Committee may, in its sole discretion, eliminate or reduce the size of a bonus if it deems such action is appropriate but may not increase a bonus above the executive's maximum cash bonus opportunity. Further, the Compensation Committee is required to certify, prior to payment, that the executive officer achieved the respective performance targets underlying the cash bonus. Under a policy adopted by the Compensation Committee in 2008, two-thirds of a Named Executive Officer's total cash bonus opportunity will be determined under the Cash Bonus Plan and one-third is subject to discretionary awards made by the Compensation Committee, after taking into account the recommendations of the CEO and such non-objective criteria as leadership, innovation, initiative, and other non-objective performance indicia that are of value to us and our shareholders.

Long-Term Incentives

On December 21, 2005, our shareholders approved and ratified our Amended and Restated 2003 Stock Option Plan (the "Amended and Restated 2003 Plan"). The Amended and Restated 2003 Plan is a broad-based equity compensation plan that we use to attract, motivate, and retain qualified executive officers by providing them with long-term incentives. We also use the Amended and Restated 2003 Plan to align our executives' and shareholders' long-term interests by creating a strong, direct link between executive compensation and shareholder return.

The Amended and Restated 2003 Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards, which often value a company's long-term prospects, requiring holding periods for equity grants, and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as stock options, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules create incentive for executive officers to increase shareholder value over an extended period of time because the value received from such awards is based on the growth of the stock price above the grant price. Such awards also incentivize executives to remain with us over an extended period of time. Thus, we believe the Amended and Restated 2003 Plan is an effective way of aligning the interests of our executive officers with those of our shareholders.

Under the Amended and Restated 2003 Plan, the Compensation Committee may grant stock options or award restricted stock as forms of executive officer compensation. To date, the Compensation Committee has only awarded stock options to our Named Executive Officers under the Amended and Restated 2003 Plan because the Committee believes that stock options have historically been an effective means of incentivizing executive officers to work toward, and rewarding them for, increasing shareholder value. Further, the Compensation Committee prefers stock options as a method of equity compensation, rather than restricted stock, because we have over 1,000 participants in our stock option program and the Compensation Committee believes there is value in maintaining a consistent incentive throughout the organization. The Compensation Committee recognizes a broad trend toward some level of restricted stock grants and may, in its discretion, award restricted stock in the future.

The Compensation Committee considers several factors when determining the number of options to award to our executive officers, including (i) the recommendations of our CEO; (ii) the value of the option in relation to other elements of total compensation; (iii) the number of options currently held by the executive; (iv) the number of options granted to the executive in prior years; and (v) the executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance. The Compensation Committee also has approved a policy whereby the primary grant of options or restricted stock to our Named Executive Officers will be made on the date of the Annual Meeting of Shareholders. Options granted under the Amended and Restated 2003 Plan (i) have a grant date that is established when the Compensation Committee approves the grant and all key terms have been determined, (ii) have an exercise price equal to the fair market value of the underlying Common Stock on the date of the grant, (iii) are subject to a vesting schedule, (iv) are exercisable for a maximum term of 10 years, and (v) once made, may not be repriced. Additional information concerning the Amended and Restated 2003 Plan is set forth under "Proposal No. 2 – Approval of the Second Amendment to the Amended and Restated 2003 Stock Option Plan."

Other Compensation

We provide our Named Executive Officers with certain other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs of these benefits generally constitute only a small percentage of each executive's total compensation, with the exception being the air travel allowance for our CEO as described below. In setting the amount of these benefits, the Compensation Committee considers each executive's position and scope of responsibilities and all other elements comprising the executive's compensation.

Employee Benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental, and group life insurance plans, in each case on the same basis as our other employees.

Compensation Paid to Our Named Executive Officers

Compensation Paid to Our Chief Executive Officer

Mr. Kevin Knight has been our CEO since 1993 and has served as Chairman of the Board since 1999. Since Mr. Knight became our CEO, we have achieved considerable growth in revenue, earnings, and market value. We have been named to *Forbes Magazine's* list of the "200 Best Small Companies in America" for thirteen consecutive years and Mr. Knight has managed our growth and development during that time. In discussions with the CEO, the Compensation Committee determined that the following items were most important to motivating continued performance from the CEO: (i) a base salary that is commensurate with his level of responsibility and commitment to our Company, but not so high that it would undermine the cost-control culture of our Company, (ii) a significant amount of equity compensation to align the CEO's compensation with increasing shareholder value, and (iii) a travel allowance that would permit use of private aircraft at the CEO's discretion to manage far-flung operations without unduly affecting his availability for business or damaging his lifestyle. Mr. Knight does not participate in the determination of his own compensation.

Based on the Compensation Committee's consideration of the foregoing factors and at the request of the CEO, the Compensation Committee determined not to increase Mr. Knight's salary for 2007. Thus, Mr. Knight's salary for 2007 remained constant at $590,000.

For 2007, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which Mr. Knight was eligible to receive a cash bonus of up to 60% of his base salary for 2007. The percentage of salary assigned to Mr. Knight's potential bonus was based on the Compensation Committee's evaluation of (i) the magnitude of Mr. Knight's ability to impact corporate performance based on his responsibilities, (ii) the composition of Mr. Knight's total compensation package, including the fact that his salary remained constant for 2007, and (iii) our long-term profitability and earnings goals. Mr. Knight's potential bonus as a percentage of his salary was greater than the other Named Executive Officer's because the Compensation Committee believed that, based upon his responsibilities, Mr. Knight had a greater ability to impact corporate performance than the other Named Executive Officers.

The Compensation Committee set performance targets ("CEO Performance Targets") for Mr. Knight that were tied to us achieving certain financial and operating benchmarks (20% of his maximum bonus as a percentage of his salary was tied to achieving revenue growth of 12.5%; 20% of his maximum bonus as a percentage of his salary was tied to achieving earnings growth of 12.5%; 6.7% of his maximum bonus as a percentage of his salary was tied to having a dry van operating ratio of 80.0%; 6.7% of his maximum bonus as a percentage of his salary was tied to having a refrigerated operating ratio of 85.0%; and 6.7% of his maximum bonus as a percentage of his salary was tied to having a brokerage operating ratio of 90.0%). The Compensation Committee also set intermediate benchmarks relative to each CEO Performance Target to help the Compensation Committee determine the appropriate cash bonus to the extent the full CEO Performance Target was not achieved. The Compensation Committee also determined that in the event earnings per diluted share ("EPS") growth of 12.5% was achieved, all CEO Performance Targets would be deemed satisfied and the maximum cash bonus would be awarded to Mr. Knight. The Compensation Committee believed that the CEO Performance Targets, specifically the growth in EPS, represented aggressive, yet achievable goals for Mr. Knight to earn 100% of the maximum cash bonus award. In addition to the maximum bonus opportunity, as described above, the Compensation Committee created specific parameters for awarding cash bonus compensation within certain incremental ranges of achievement of the CEO Performance Targets. *See* "Compensation Paid to Our Other Named Executive Officers" for a description of these incremental ranges.

The Compensation Committee met in March 2008 to discuss, review, and approve the 2007 cash bonus awards for the Named Executive Officers, including Mr. Kevin Knight. The Committee reviewed the foregoing policies, our financial and operating performance, and the CEO Performance Targets with the CEO and the Chief Financial Officer. After determining that due to the difficult economic environment we had only partially achieved a number of the objective goals, and at the suggestion of the CEO, the Compensation Committee exercised negative discretion, as permitted by the Cash Bonus Plan, and reduced the cash bonus compensation that would have been payable to Mr. Kevin Knight to $45,000 from $78,682. The CEO and the Compensation Committee recognized that, while our Company's earnings and certain other goals had not been achieved, the management team had worked extraordinarily hard, despite the fact that 2007 represented a continuation of one of the most difficult operating environments in several years (including continued weakness in the truckload market due to excess capacity and the lack of a strong "peak" shipping season) for the execution of our business model, and had still achieved much better margins than most other trucking companies. The negative discretion exercised with regard to the CEO's cash bonus did not reflect any negative determination concerning the CEO's performance by the Compensation Committee.

On May 24, 2007, after considering the number of options granted to Mr. Knight in prior years and Mr. Knight's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance, as described above, the Compensation Committee granted Mr. Knight an option to purchase 45,000 shares our Common Stock, with an exercise price equal to the fair market value of the underlying Common Stock on the date of the grant.

During 2007, we also paid a pre-determined amount of $200,000 for the business-related air travel of Mr. Knight, in his role as our CEO. Mr. Knight used the allowance for all of his business-related air travel, whether commercial or charter. With over 30 locations across the United States and numerous acquisitions, investor, supplier, industry, and other destinations, Mr. Knight was, and continues to be, required to travel by air frequently to carry out his responsibilities. Some of this travel involved a personal component, although we believe the personal component is immaterial compared to the business-related travel. The Compensation Committee believes that the air-travel allowance was reasonable because it enhances Mr. Knight's ability to carry out his responsibilities as CEO. The Compensation Committee also desired to avoid the complications of allocating business versus personal travel expenses on trips with more than one function. Thus, the CEO's entire air-travel allowance was included as compensation, with any excess being payable personally by him. During 2007, Mr. Knight also received a vehicle allowance of approximately $18,000. Both the air-travel allowance and the vehicle allowance are included in the "All Other Compensation" column of the Summary Compensation Table.

In 2007, in addition to providing medical, dental, and group life insurance to Mr. Knight, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of Mr. Knight. We report the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Paid to Our Other Named Executive Officers

For all Named Executive Officers, other than our CEO, the form and amount of compensation was recommended by the CEO. As discussed above, the Compensation Committee relies on the business experience of its members, the historical compensation levels of the Named Executive Officers, and its general understanding of compensation levels at public companies to determine that the CEO's recommendations with respect to the compensation levels and forms were appropriate for 2007. The form of compensation was consistent with past years, with compensation consisting primarily of salary, cash bonus based on the achievement of certain financial and operating goals established through consultation with the Compensation Committee during the first quarter of the year, and equity compensation in the form of stock options. For each of the Named Executive Officers, the Compensation Committee considered, among other things, our financial and operating results during 2006 and 2007, the duties and responsibilities of each executive, and the length of time each executive has been with us as further described in each executive's biography found herein.

In May 2007, after reviewing our financial performance for the fiscal year ended December 31, 2006, considering our compensation philosophy and the guidelines described above, recognizing the difficult economic environment that the Compensation Committee believed we would be operating in throughout 2007, and receiving the recommendation of the CEO, the Compensation Committee determined not to increase the base salaries of our Named Executive Officers, other than approving a $22,500 and a $5,000 increase to Messrs. Jackson's and Keith Knight's salaries, respectively.

The Compensation Committee approved the salary increase for Messrs. Jackson and Keith Knight based on the Compensation Committee's determination that in both instances, the prior salaries were inconsistent with the time commitment and responsibilities attendant to the position of Chief Financial Officer and Chief Operating Officer, respectively, and the Compensation Committee believed that the increases were merited based on standard market adjustments. The Compensation Committee believed that the relatively large percentage increase to the CFO's salary was justified by a low salary in prior years and also recognized that the CFO's salary, after adjustment, remains relatively low for a chief financial officer. In setting the CFO's salary, the Compensation Committee specifically considered the fact that the CFO has relatively less experience in his position, and in senior management in general, than the other Named Executive Officers. In approving a relatively low salary for Mr. Gary Knight, our Vice Chairman, the Compensation Committee considered the fact that the Vice Chairman has reduced the number of hours worked on average each week but has focused his time on matters such as acquisitions, investments, strategic growth opportunities, and board of director planning and functions, all of which we believe can have a significant influence on value creation for shareholders. Accordingly, the Compensation Committee, with the concurrence of the CEO, established a relatively lower cash compensation level for the Vice Chairman in view of his reduced daily time commitment.

For 2007, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which each of Messrs. Jackson, Keith Knight, Gary Knight, and Comen was eligible to receive a cash bonus of up to 30% of his base salary and Mr. Kohl was eligible to receive a cash bonus of up to 40% of his base salary. The percentage of salary assigned to each Named Executive Officer was based on the CEO's recommendation and the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. Mr. Kohl's potential bonus opportunity was greater than the other Named Executive Officers because the Compensation Committee believed that, based upon his responsibilities at the time, Mr. Kohl had a greater ability to affect corporate performance than the other Named Executive Officers.

Similar to establishing the CEO Performance Targets, the Compensation Committee set performance targets ("Performance Targets") for the Named Executive Officers, other than the CEO, that were related to revenue growth, earnings growth, and the operating ratio of each of our dry van, refrigerated, and brokerage operating units. The Performance Targets assigned to each Named Executive Officer were based upon the Compensation Committee's evaluation of each Named Executive Officer's responsibility at the time and how the achievement of certain goals would help us achieve leading growth and profitability. Other than the CEO and Mr. Kohl, Each Named Executive Officer's maximum bonus as a percentage of salary was as follows: 10% was tied to achieving revenue growth of 12.5%; 10% was tied to achieving earnings growth of 12.5%; 3.3% was tied to having a dry van operating ratio of 80.0%; 3.3% was tied to having a refrigerated operating ratio of 85.0%; and 3.3% was tied to having a brokerage operating ratio of 90.0%. Mr. Kohl's maximum bonus as a percentage of salary was as follows: 13.3% was tied to achieving revenue growth of 12.5%; 13.3% was tied to achieving earnings growth of 12.5%; and 13.3% was tied to having a dry van operating ratio of 80.0%. The Compensation Committee also set intermediate benchmarks relative to each Performance Target to help the Compensation Committee determine the appropriate cash bonus to the extent the full Performance Target was not achieved. The Compensation Committee also determined that in the event EPS growth of 12.5% was achieved, all Performance Targets would be deemed satisfied and the maximum cash bonus would be awarded to each Named Executive Officer. The Compensation Committee believed that the Performance Targets, specifically the growth in EPS, represented aggressive, yet achievable goals for the Named Executive Officers to earn 100% of the maximum cash bonus award.

In addition to the maximum bonus opportunity, as described above, for each Named Executive Officer, the Compensation Committee created specific parameters for awarding cash bonus compensation within certain incremental ranges of achievement of the Performance Targets. The Compensation Committee adopted the supplemental bonus criteria shown below after considering (i) our historic cash bonus structure and (ii) the need for a more transparent, objective method for awarding cash bonus compensation to the Named Executive Officers.

2007 Named Executive Officer Incremental Ranges of Performance Targets (1)					
Revenue Growth Incremental Target Thresholds	2.5%	5.0%	7.5%	10.0%	12.5%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%
Earnings Growth Incremental Target Thresholds	2.5%	5.0%	7.5%	10.0%	12.5%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%
Dry Van Operating Ratio Incremental Target Thresholds	84.0%	83.0%	82.0%	81.0%	80.0%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%
Refrigerated Operating Ratio Incremental Target Thresholds	89.0%	88.0%	87.0%	86.0%	85.0%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%
Brokerage Operating Ratio Incremental Target Thresholds	94.0%	93.0%	92.0%	91.0%	90.0%
Bonus Earned as a Percentage of the Maximum Bonus	20.0%	40.0%	60.0%	80.0%	100%

(1) The Compensation Committee did not have discretion to award cash bonuses for partial achievement of a Performance Target, other than as set forth in this table (i.e. if revenue growth would have been 4.8%, the bonus earned as a percentage of the maximum bonus would have been 20.0%).

The Compensation Committee met in March 2008 to discuss, review, and approve the 2007 cash bonus awards for the Named Executive Officers. The Committee reviewed the foregoing policies, our financial and operating performance, and the Performance Targets with the CEO and the Chief Financial Officer. After determining that due to the difficult economic environment we had only partially achieved a number of the objective goals and pursuant to the established Performance Targets, the Compensation Committee awarded the following annual cash bonuses to the Named Executive Officers: $10,292 to Mr. Jackson, $21,912 to Mr. Keith Knight, $15,106 to Mr. Gary Knight, and $17,264 to Mr. Comen. In connection with our movement toward more formal operating units, the responsibilities formerly associated with Mr. Kohl's position as President were eliminated and Mr. Kohl left our Company at the end of October 2007. Accordingly, Mr. Kohl did not receive an annual cash bonus for 2007.

On May 24, 2007, after considering the number of options granted to each of the Named Executive Officers, other than the CEO, in prior years and each executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance, the Compensation Committee granted (i) Mr. Jackson an option to purchase 12,500 shares our Common Stock, (ii) Mr. Keith Knight an option to purchase 20,000 shares our Common Stock, (iii) Mr. Gary Knight an option to purchase 12,500 shares our Common Stock, (iv) Mr. Comen an option to purchase 12,500 shares our Common Stock, and (v) Mr. Kohl an option to purchase 20,000 shares of our Common Stock. Each of the foregoing option grants has an exercise price equal to the fair market value of the underlying Common Stock on the date of the grant. Mr. Keith Knight's relatively higher stock option grant was in recognition of his appointment as our Chief Operating Officer during 2006 and the responsibilities attendant with that position and as an additional incentive for him to use his new position to seek opportunities to create shareholder value. Mr. Kohl forfeited his options when he left our Company.

Except for as described above with respect to the CEO, we did not pay for the personal air travel of any of our other executive officers, including our other Named Executive Officers. However, similar to our CEO, our other Named Executive Officers receive a vehicle allowance. In 2007, in addition to providing medical, dental, and group life insurance to our Named Executive Officers, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of each Named Executive Officer. We report the vehicle allowance and the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Decisions with Respect to 2008

In March 2008, the Compensation Committee met and approved, at the recommendation of the CEO, a special discretionary cash bonus of $9,700 and $2,750 and a special option grant of 9,304 shares and 10,000 shares for Messrs. Jackson and Comen, respectively. The bonuses and options were given in recognition of the services Messrs. Jackson and Comen provided during the first quarter of 2008 and were paid outside of our Cash Bonus Plan. Particularly, the bonuses and options were meant to recognize Messrs. Jackson and Comen for the contributions each of them made during the first quarter of 2008 in helping us respond to the recession in the freight market.

For 2008, the Compensation Committee also approved maximum performance-based cash bonus opportunities under which (i) Mr. Kevin Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) Mr. Keith Knight is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) each of Messrs. Gary Knight, Jackson, and Comen is eligible to receive a cash bonus of up to 30% of his base salary. As in 2007, the percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long term profitability and earnings goals. The Compensation Committee increased Mr. Keith Knight's cash bonus opportunity from 30% to 40% of his base salary for 2008 compared to 2007 in light of Mr. Keith Knight's expanding responsibilities as our Chief Operating Officer and his increasing ability to affect our performance. Two-thirds of each Named Executive Officer's cash bonus will be paid under the Cash Bonus Plan (the "Bonus Plan Compensation") and one-third will be discretionary, based upon the CEO's recommendations and the Compensation Committee's evaluation of each Named Executive Officer's performance.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to earnings growth compared with earnings in 2007 and having an annual consolidated operating ratio of 86.5% (the "2008 Performance Targets"). One-third of the maximum bonus opportunity is tied to earnings growth and one-third is tied to achieving the target operating ratio. The 2008 Performance Target range for earnings growth is from 20% target bonus achievement at zero earnings growth to 100% bonus target achievement at 10% earnings growth. There is no 2008 Performance Target range for the consolidated operating ratio. However, there is an override feature such that 7.5% earnings per share growth (as opposed to earnings growth) will result in 100% achievement of the 2008 Performance Targets. Given the economic and fuel cost environment at the date the targets were adopted, the Compensation Committee viewed the 2008 Performance Targets as reflecting a range of performance that is achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2008 Performance Targets do not reflect any view of ours concerning earnings expectations for the year. The 2008 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

In addition to the 2008 Performance Targets, the Compensation Committee also has the discretion to evaluate and award each Named Executive Officer, after taking into account the CEO's recommendations, up to one-third of the cash bonus opportunity based upon the executive's leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

Employment Agreements

We currently do not have any employment contracts, severance agreements, change-of-control agreements, or other arrangements with our executive officers, including our Named Executive Officers, that provide for payment or benefits to any executive officer at, following, or in connection with a change in control, a change in an executive officer's responsibilities, or an executive officer's termination of employment, including resignation, severance, retirement, or constructive termination.

Summary Compensation Table

The following table sets forth information concerning the total compensation for fiscal year 2007 awarded to, earned by, or paid to those persons who were, at December 31, 2007, (i) our Chief Executive Officer, (ii) our Chief Financial Officer, (iii) our four other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2007 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Options Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[2] ($)	Total ($)
Kevin P. Knight,	2007	590,000	286,247	45,000	218,840	1,140,087
Chairman and Chief Executive Officer	2006	568,462	210,482	354,000	196,833	1,329,777
David A. Jackson,	2007	145,221	90,006	10,292	850	246,369
Chief Financial Officer	2006	118,500	68,393	39,750	850	227,493
Keith T. Knight,	2007	327,827	160,421	21,912	16,450	526,610
Chief Operating Officer	2006	328,961	124,690	97,500	850	552,001
Gary Knight,	2007	227,500	112,961	15,106	13,210	368,777
Vice Chairman[3]	2006	-	-	-	-	-
Casey Comen,	2007	260,000	201,212	17,264	12,934	491,410
Vice President of Sales	2006	255,692	94,341	78,000	12,934	440,967
Timothy M. Kohl[4]	2007	304,615	163,406	-	14,142	482,163
	2006	312,769	247,754	132,000	21,990	714,513

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years for the fair value of stock options granted in those years, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2007 grants, refer to note 8 of our financial statements as provided in the Form 10-K for the year-ended December 31, 2007, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to 2007, refer to the notes of our financial statements as provided in the Form 10-K for the respective year-end. *See* the Grants of Plan-Based Awards Table for information on options granted in 2007. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(2) *See* the All Other Compensation Table for additional information.

(3) Mr. Gary Knight was not a Named Executive Officer during 2006.

(4) In connection with our movement toward more formal operating units, the responsibilities formerly associated Mr. Kohl's position as President were eliminated and Mr. Kohl left our Company at the end of October 2007. Pursuant to Item 402(a)(3)(iv), Mr. Kohl's compensation for 2007 is included.

All Other Compensation Table

The following table describes, for 2007, each component of the "All Other Compensation" column in the Summary Compensation Table.

Name	Year	Perquisites and Other Personal Benefits[1] ($)	Insurance Premiums ($)	Contributions to Retirement and 401(k) Plans ($)	Total ($)
Kevin P. Knight	2007	217,990	-	850	218,840
David A. Jackson	2007	-	-	850	850
Keith T. Knight	2007	15,600	-	850	16,450
Gary Knight	2007	12,360	-	850	13,210
Casey Comen	2007	12,084	-	850	12,934
Timothy M. Kohl[2]	2007	13,292	-	850	14,142

(1) This column represents the total amount of perquisites and other personal benefits provided to the Named Executive Officer, if the aggregate of such benefits were equal to or exceeded $10,000. For Mr. Kevin Knight, $200,000 of this amount represents a cash air-travel allowance and the remainder represents a cash vehicle allowance. For each of the other Named Executive Officers, this amount includes compensation for a cash vehicle allowance.

(2) In connection with our movement toward more formal operating units, the responsibilities formerly associated Mr. Kohl's position as President were eliminated and Mr. Kohl left our Company at the end of October 2007. Pursuant to Item 402(a)(3)(iv), Mr. Kohl's compensation for 2007 is included.

Narrative to Summary Compensation Table

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.

Grants of Plan-Based Awards

The following table sets forth information concerning each grant of an award made to our Named Executive Officers during 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[5] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[6] ($)
		Threshold ($)	Target[1] ($)	Maximum ($)			
Kevin P. Knight		-	236,000	-	-	-	-
	05/24/2007	-	-	-	45,000[2]	18.23	378,900
David A. Jackson		-	31,000	-	-	-	-
	05/24/2007	-	-	-	12,500[2]	18.23	105,250
Keith T. Knight		-	88,000	-	-	-	-
	05/24/2007	-	-	-	20,000[2]	18.23	168,400
Gary Knight		-	45,500	-	-	-	
	05/24/2007	-	-	-	12,500[2]	18.23	105,250
Casey Comen		-	52,000	-	-	-	-
	05/24/2007	-	-	-	12,500[3]	18.23	105,250
Timothy M. Kohl[4]		-	-	-	-	-	-
	05/24/2007	-	-	-	20,000	18.23	168,400

(1) This column represents the approximate value of the maximum payout pursuant to our Cash Bonus Plan for each Named Executive Officer based upon the attainment of specified performance targets that were established by the Compensation Committee in March 2008. The amount represents two-thirds of each executive's maximum cash bonus opportunity. The Compensation Committee has discretion to pay the executive less than the amount set forth in this column, but such amount, if any, is undeterminable at this time. In addition to the amount in this column, each Named Executive Officer may receive up to an additional one-third of his maximum cash bonus opportunity based upon the CEO's recommendations and the Compensation Committee's evaluation of each Named Executive Officer's performance. This additional one-third, will be awarded, if at all, outside of our Cash Bonus Plan. The potential bonuses are based upon each Named Executive Officer's 2007 salary because the 2008 salaries have not been established. The potential bonuses are performance-driven and therefore completely at risk.

(2) This represents the number of stock options granted in 2007 to the Named Executive Officer. On December 31, 2007, 20% of these options vested with the remaining options vesting 5% per calendar quarter thereafter and becoming fully vested on December 31, 2011.

(3) This represents the number of stock options granted in 2007 to Mr. Comen. This option vested 50% on March 1, 2008 and 50% will vest on March 1, 2009.

(4) In connection with our movement toward more formal operating units, the responsibilities formerly associated Mr. Kohl's position as President were eliminated and Mr. Kohl left our Company at the end of October 2007. Pursuant to Item 402(a)(3)(iv), the stock option grant made to Mr. Kohl in May of 2007 is included; however, upon his departure, Mr. Kohl forfeited these options.

(5) This column represents the exercise price for the stock options granted, which was the closing price of our stock on May 24, 2007, the grant date.

(6) This column represents the grant date fair value of the stock options under SFAS 123R granted to the Named Executive Officers in 2007. The fair value was calculated using the Black Scholes value on the grant date of approximately $8.42. The fair value of the option awards are accounted for in accordance with SFAS 123R. For additional information on the valuation assumptions, refer to note 8 of our financial statements in the Form 10-K for the year-ended December 31, 2007, as filed with the SEC. These amounts reflect our accounting expense to be recognized over the vesting period of the options awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

Narrative to Grants of Plan-Based Awards

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of (i) the performance targets for payment of annual incentives, and (ii) the options that we awarded during the year.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all stock option grants held by our Named Executive Officers as of December 31, 2007. All outstanding equity awards are in shares of our Common Stock.

	Option Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[(1)]	Option Exercise Price ($)	Option Expiration Date
Kevin P. Knight	08/06/2004	54,000	13,500	12.57	08/05/2014
	08/19/2005	750,000	-	15.68	08/18/2015
	05/24/2006	30,000	45,000	18.44	05/23/2016
	05/24/2007	9,000	36,000	18.23	05/23/2017
David A. Jackson	03/01/2001	5,063	-	4.40	02/28/2011
	09/18/2001	3,375	-	4.89	09/17/2011
	06/05/2002	3,375	-	8.44	06/04/2012
	08/07/2003	1,575	2,363	11.44	08/06/2013
	08/06/2004	6,000	1,500	12.57	08/05/2014
	05/16/2005	9,000	6,000	15.53	05/15/2015
	05/24/2006	6,000	9,000	18.44	05/23/2016
	05/24/2007	2,500	10,000	18.23	05/23/2017
Keith T. Knight	08/06/2004	18,000	4,500	12.57	08/05/2014
	08/19/2005	18,000	12,000	15.68	08/18/2015
	05/24/2006	12,000	18,000	18.44	05/23/2016
	05/24/2007	4,000	16,000	18.23	05/23/2017
Gary Knight	08/06/2004	18,000	4,500	12.57	08/05/2014
	08/19/2005	13,500	9,000	15.68	08/18/2015
	05/24/2006	6,000	9,000	18.44	05/23/2016
	05/24/2007	2,500	10,000	18.23	05/23/2017
Casey Comen	03/01/2004	18,750	37,500	11.03	02/28/2014
	03/01/2005	7,500	7,500	18.09	02/28/2015
	05/16/2005	-	7,500	15.53	05/15/2015
	05/24/2006	3,333	6,667	18.44	05/23/2016
	05/24/2007	-	12,500	18.23	05/23/2017
Timothy M. Kohl[(2)]	-	-	-	-	-

(1) *See* the Vesting Schedule Table below for the vesting date of options held at fiscal year end by the Named Executive Officers.

(2) In connection with our movement toward more formal operating units, the responsibilities formerly associated Mr. Kohl's position as President were eliminated and Mr. Kohl left our Company at the end of October 2007. Upon his departure, Mr. Kohl forfeited all outstanding options.

Vesting Schedule Table

The following table describes the vesting schedule as of December 31, 2007, for each unexercisable option listed in the Outstanding Equity Awards at Fiscal Year-End Table.

Name	Option Grant Date	Option Awards Vesting Schedule
Kevin P. Knight	08/06/2004	20% vested December 31, 2004, and 5% vests at the end of each calendar quarter beginning March 2005.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
David A. Jackson	08/07/2003	20% vests each year beginning August 7, 2006.
	08/06/2004	20% vested December 31, 2004, and 5% vests at the end of each calendar quarter beginning March 2005.
	05/16/2005	20% vested December 31, 2005, and 5% vests at the end of each calendar quarter beginning March 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
Keith T. Knight	08/06/2004	20% vested December 31, 2004, and 5% vests at the end of each calendar quarter beginning March 2005.
	08/19/2005	20% vested December 31, 2005, and 5% vests at the end of each calendar quarter beginning March 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
Gary Knight	08/06/2004	20% vested December 31, 2004, and 5% vests at the end of each calendar quarter beginning March 2005.
	08/19/2005	20% vested December 31, 2005, and 5% vests at the end of each calendar quarter beginning March 2006.
	05/24/2006	20% vested December 31, 2006, and 5% vests at the end of each calendar quarter beginning March 2007.
	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each calendar quarter beginning March 2008.
Casey Comen	03/01/2004	33% vests each year beginning March 1, 2007.
	03/01/2005	25% vests each year beginning March 1, 2006.
	05/16/2005	20% vests each year beginning May 16, 2008.
	05/24/2006	33% vests each year beginning March 1, 2007.
	05/24/2007	50% vests each year beginning March 1, 2008.

Option Exercises and Stock Vested

The following table sets forth information concerning the stock option exercises during 2007 for our Named Executive Officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Kevin P. Knight	-	-
David A. Jackson	-	-
Keith T. Knight	-	-
Gary Knight	-	-
Casey Comen	-	-
Timothy M. Kohl[(1)]	71,623	628,928

(1) Exercise Detail

Exercise Date	Grant Date	# of Options Exercised	Grant Price ($)	Market Price on Exercise Date ($)
08/10/2007	09/18/2001	6,700	4.89	19.85
08/17/2007	09/18/2001	10,175	4.89	19.29
08/17/2007	06/05/2002	18,748	8.44	19.29
08/17/2007	06/01/2003	15,000	11.04	19.29
08/17/2007	08/06/2004	6,750	12.59	19.29
10/22/2007	08/06/2004	1,125	12.59	15.56
10/23/2007	05/16/2005	13,125	15.53	16.01

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for fiscal 2007.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Option Awards[(3)(4)] ($)	Total ($)
Donald A. Bliss	25,000	29,945[(5)]	1,153	56,098
Michael Garnreiter	34,950	22,496[(6)]	1,153	58,599
Randy Knight	22,500	4,947[(7)]	1,153	28,600
Richard J. Lehmann	22,500	28,490[(8)]	3,436	54,426
G. D. Madden	22,500	29,441[(9)]	1,153	53,094
Kathryn L. Munro	25,500	29,751[(10)]	1,153	56,404
Mark Scudder[(12)]	22,500	28,937[(11)]	1,153	52,590

(1) This column represents the amount of cash compensation paid in 2007 for Board and committee service.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock awards granted to each non-employee director in 2007, in accordance with SFAS 123R.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to each non-employee director in fiscal years prior to 2007, in accordance with SFAS 123R. No stock options were awarded to non-employee directors in 2007. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions refer to note 8 of our financial statements in the Form 10-K for the respective year-end. These amounts reflect our accounting expense to be recognized over the full vesting period, and do not correspond to the actual value that will be recognized by the directors.

(4) As of December 31, 2007, (i) Mr. Bliss had 5,875 outstanding option awards; (ii) Mr. Garnreiter had 9,250 outstanding option awards; (iii) Mr. Randy Knight had 2,500 outstanding option awards; (iv) Mr. Lehmann had 3,500 outstanding option awards; (v) Mr. Madden had 7,000 outstanding option awards; (vi) Ms. Munro had 6,250 outstanding option awards; and (vii) Mr. Scudder had 7,000 outstanding option awards.

(5) On February 15, 2007, Mr. Bliss received 384 shares of our Common Stock, determined by dividing the amount of the accrued director compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007, or $19.40 per share, and on May 24, 2007, Mr. Bliss received 1,234 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $18.23 per share. The shares awarded on May 24, 2007 are subject to certain holding and other restrictions.

(6) On May 24, 2007, Mr. Garnreiter received 1,234 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $18.23 per share. The shares awarded on May 24, 2007 are subject to certain holding and other restrictions.

(7) On February 15, 2007, Mr. Randy Knight received 255 shares of our Common Stock, determined by dividing the amount of the accrued director compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007, or $19.40 per share.

(8) On February 15, 2007, Mr. Lehmann received 309 shares of our Common Stock, determined by dividing the amount of the accrued director compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007, or $19.40 per share, and on May 24, 2007, Mr. Lehmann received 1,234 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $18.23 per share. The shares awarded on May 24, 2007 are subject to certain holding and other restrictions.

(9) On February 15, 2007, Mr. Madden received 358 shares of our Common Stock, determined by dividing the amount of the accrued director compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007, or $19.40 per share, and on May 24, 2007, Mr. Madden received 1,234 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $18.23 per share. The shares awarded on May 24, 2007 are subject to certain holding and other restrictions.

(10) On February 15, 2007, Ms. Munro received 374 shares of our Common Stock, determined by dividing the amount of the accrued director compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007, or $19.40 per share, and on May 24, 2007, Ms. Munro received 1,234 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $18.23 per share. The shares awarded on May 24, 2007 are subject to certain holding and other restrictions.

(11) On February 15, 2007, Mr. Scudder received 332 shares of our Common Stock, determined by dividing the amount of the accrued compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007, or $19.40 per share, and on May 24, 2007, Mr. Scudder received 1,234 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $18.23 per share. The shares awarded on May 24, 2007 are subject to certain holding and other restrictions.

(12) Mr. Scudder resigned from the Board in November 2007. Pursuant to the terms of the stock option award notices evidencing Mr. Scudder's option awards, Mr. Scudder has one year to exercise his outstanding option awards.

Narrative to Director Compensation

The Board of Directors, upon the recommendation of our Compensation Committee, establishes the form and amount of compensation paid to our directors who are not 10% shareholders or our officers or employees ("Outside Directors"). In February 2007, the Board or Directors, at the recommendation of the Compensation Committee, adopted a new compensation structure for Outside Directors. In 2007, our Outside Directors received annual compensation of $45,000 payable 50% in cash and 50% in Common Stock. The number of shares issued on May 24, 2007, was determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. The Common Stock was issued as stock grants under the Independent Director provision of our Amended and Restated 2003 Stock Option Plan, which reserved 100,000 shares of our Common Stock for compensatory stock grants to Outside Directors, subject to certain adjustments. *See* "Proposal No. 2 – Approval of the Second Amendment to the Amended and Restated 2003 Stock Option Plan" for information with respect to increasing the number of shares reserved for issuance to our

Outside Directors to 200,000 shares. The Common Stock issued also is subject to certain holding and other restrictions, including a requirement that each Outside Director must hold all Common Stock granted as compensation until such director holds a minimum of $100,000 in Common Stock. Pursuant to our former Outside Director compensation structure, certain of our directors also elected to receive a portion of their accrued compensation from 2006 in the form of Common Stock on February 15, 2007. For directors making such an election, the number of shares of our Common Stock issued, as indicated in the footnotes to the Director Compensation table, was determined by dividing the amount of the accrued compensation subject to payment in Common Stock by the closing market price of our Common Stock as of February 14, 2007. Under our new compensation structure for Outside Directors, director compensation is fully paid in the year the services are provided.

No fees were paid for attendance at meetings during 2007; however, in addition to the $45,000 payable to the other Outside Directors, the Chair of the Audit Committee received an annual fee of $5,000, the Chair of the Compensation Committee received an annual fee of $3,000, and the Chair of the Nominating and Corporate Governance Committee received an annual fee of $2,500.

Directors who are our employees or 10% shareholders do not receive compensation for Board or committee service. During 2007, we did, however, reimburse all directors for travel and other related expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 29, 2008, the number and percentage of outstanding shares of our Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each Named Executive Officer and our directors, and by all of our directors and executive officers as a group. Share numbers and other information for FMR LLC, Wasatch Advisors, Inc., Wellington Management Company, LLP, and Ruane, Cunniff & Goldfarb Inc. included in the following table and notes are as of February 14, 2008, and based solely upon Schedules 13G and 13G/A filed with the SEC on February 14, 2008. We had outstanding 86,048,103 shares of Common Stock as of February 29, 2008.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[2]
Kevin P. Knight[3]	7,400,252	8.5%
Gary J. Knight[4]	7,293,961	8.5%
Keith T. Knight[5]	7,096,621	8.2%
Randy Knight[6]	6,277,252	7.3%
Casey Comen[7]	61,666	*
G.D. Madden[8]	43,749	*
David A. Jackson[9]	39,388	*
Donald A. Bliss[10]	25,114	*
Michael Garnreiter[11]	10,940	*
Kathryn L. Munro[12]	9,321	*
Richard J. Lehmann[13]	5,447	*
Ruane, Cunniff & Goldfarb Inc. [14]	15,161,998	17.6%
FMR LLC[15]	10,938,777	12.7%
Wasatch Advisors, Inc. [16]	7,065,650	8.2%
Wellington Management Company, LLP[17]	6,268,949	7.3%
All directors and executive officers as a group 11 persons	28,286,711	32.4%

* Represents less than 1.0% of the outstanding Common Stock.

(1) The address of each Named Executive Officer and director is 5601 West Buckeye Road, Phoenix, AZ 85043. The address for Ruane, Cunniff & Goldfarb Inc. is 767 Fifth Ave., New York, NY 10153. The address for FMR LLC is 82 Devonshire St., Boston, MA 02109. The address of Wasatch Advisors, Inc. is 150 Social Hall Ave., Salt Lake City, UT 84111. The address for Wellington Management Company, LLP is 75 State St., Boston, MA 02109.

(2) In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Common Stock and underlying options that are currently exercisable or will be exercisable within 60 days from February 29, 2008. Shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from February 29, 2008, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes: (a) 6,521,585 shares beneficially owned by Kevin P. Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power pursuant to a revocable living trust; (b) 22,312 shares held by the Kevin P. Knight and Sydney B. Knight Family Foundation over which Kevin P. Knight and his wife, Sydney Knight, as officers of the Foundation, exercise sole voting and investment power on behalf of the Foundation; (c) 3,979 shares owned by a minor child who shares the same household with Kevin P. Knight; and (d) 852,376 shares covered by stock options granted to Kevin P. Knight that are currently exercisable or that will become exercisable within 60 days. Kevin P. Knight has pledged as security 2,908,046 of the shares that he beneficially owns.

(4) Includes: (a) 7,250,336 shares beneficially owned by Gary J. Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 43,625 shares covered by stock options granted to Gary J. Knight that are currently exercisable or that will become exercisable within 60 days. Gary J. Knight has pledged as security 3,931,636 of the shares that he beneficially owns.

(5) Includes: (a) 7,034,981 shares beneficially owned by Keith T. Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as trustees under a revocable trust agreement; (b) 1,119 shares beneficially owned by Keith T. Knight; (c) 1,119 shares beneficially owned by Fawna Knight; (d) 2,277 shares owned by minor children who share the same household with Keith T. Knight; and (e) 57,125 shares covered by stock options granted to Keith T. Knight that are currently exercisable or that will become exercisable within 60 days. Keith T. Knight has pledged as security 5,500,000 of the shares that he beneficially owns.

(6) Includes: (a) 4,612,429 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; (b) 1,662,323 shares held by a limited liability company for which Randy Knight acts as manager and whose members include Randy Knight and trusts for the benefit of his four children; and (c) 2,500 covered by stock options granted to Randy Knight that are currently exercisable or that will become exercisable within 60 days. Randy Knight has pledged as security 4,612,429 of the shares that he beneficially owns.

(7) Represents 61,666 shares covered by stock options granted to Casey Comen that are currently exercisable or that will become exercisable within 60 days.

(8) Includes: (a) 36,749 shares held directly by G.D. Madden; and (b) 7,000 shares covered by stock options granted to Mr. Madden that are currently exercisable or that will become exercisable within 60 days.

(9) Represents 39,388 shares covered by stock options granted to David A. Jackson that are currently exercisable or that will become exercisable within 60 days.

(10) Includes: (a) 19,239 shares beneficially owned by Donald A. Bliss over which he exercises sole voting and investment powers under a revocable trust agreement; and (b) 5,875 shares covered by stock options granted to Mr. Bliss that are currently exercisable or that will become exercisable within 60 days.

(11) Includes: (a) 1,690 shares held directly by Michael Garnreiter; and (b) 9,250 shares covered by stock options granted to Mr. Garnreiter that are currently exercisable or that will become exercisable within 60 days.

(12) Includes: (a) 3,071 shares held directly by Kathryn L. Munro; and (b) 6,250 shares covered by stock options granted to Ms. Munro that are currently exercisable or that will become exercisable within 60 days.

(13) Includes: (a) 1,947 shares held directly by Richard J. Lehmann; and (b) 3,500 shares covered by stock options granted to Mr. Lehmann that are currently exercisable or that will become exercisable within 60 days.

(14) Ruane, Cunniff & Goldfarb Inc. has sole voting power over 10,047,498 shares and sole dispositive power over 15,161,998 shares. It has shared voting power and shared dispositive power over no shares.

(15) FMR LLC has sole voting power over 529,600 shares. It has sole dispositive power of 10,938,777 shares. It has shared voting power and shared dispositive power over no shares.

(16) Wasatch Advisors, Inc. has sole voting power and sole dispositive power over 7,065,650 shares. It has shared voting power and shared dispositive power over no shares.

(17) Wellington Management Company, LLP has sole voting power and sole dispositive power over no shares. It has shared voting power over 4,245,249 shares and shared dispositive power over 6,241,799 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee has established policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction." Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arms'-length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. During 2007, the following interested transactions were subject to such review and approval or ratification:

Mark Scudder, who resigned as a member of the Board of Directors effective November 9, 2007, is president of a law firm to which we paid approximately $207,000 for legal services in 2007 and which currently provides legal services to us. During 2007, Mr. Scudder received salary and bonuses from the law firm, none of which is directly related to services provided to us. Based upon information regarding the law firm's total revenues for each of the past three years supplied by Mr. Scudder, the Audit Committee determined that this relationship is not material and ratified the transaction.

The Knight family has been involved in the transportation business for a number of years, and family members of Kevin Knight, Gary Knight, Keith Knight, and Randy Knight have been employed by us since our inception. The Knight family members are employed on the same terms and conditions as non-related employees. During 2007, we employed two individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K. The aggregate total compensation paid to these two individuals in 2007 was $341,904. Based on the fact that these two individuals are employed on the same terms and conditions as non-related employees, the Audit Committee ratified these transactions. We also employed eleven other related persons during 2007, none of whom received compensation in excess of $120,000.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation" for a description of transactions between us and members of our Compensation Committee or their affiliates.

PROPOSAL NO. 2 – APPROVAL OF THE SECOND AMENDMENT TO THE AMENDED AND RESTATED 2003 STOCK OPTION PLAN

At the Annual Meeting, our shareholders are being asked to approve a proposed second amendment (the "Amendment") to the Amended and Restated 2003 Stock Option Plan to increase the number of shares of Common Stock reserved for issuance thereunder from 6,000,000 shares to 9,000,000 shares, of which 200,000 shares will be reserved for issuance to our Outside Directors. Currently, only 100,000 shares of the 6,000,000 shares are reserved for issuance to our Outside Directors. Upon the recommendation of the Compensation Committee, the Board of Directors has approved the Amendment and has directed that it be submitted for shareholder approval at the Annual Meeting.

Background

In February 2003, the Board of Directors adopted the Company's 2003 Stock Option Plan (the "2003 Plan"), which was approved by our shareholders in May 2003. At our annual meeting in May 2005, our shareholders approved an amendment to the 2003 Plan increasing the number of shares of Common Stock reserved for issuance thereunder from 2,250,000 shares to 6,000,000 shares, both as adjusted to reflect a 3-for-2 stock split, a 50% stock dividend on December 23, 2005. At a special meeting in December 2005, our shareholders approved an amendment to the 2003 Plan limiting the number of shares with respect to which options may be granted to any one plan participant during a calendar year to 650,000 shares, subject to adjustment for stock dividends, stock splits, reverse stock splits, and similar transactions, and approved and ratified the amendment and restatement of the 2003 Plan to incorporate all prior amendments to the 2003 Plan (the "Amended and Restated 2003 Plan").

The purposes of the Amended and Restated 2003 Plan are to: (a) provide our employees with an opportunity to purchase Common Stock as an incentive to continue employment with us and to work toward our long-term growth, development, and financial success; (b) attract qualified Outside Directors by providing the automatic grant of certain nonqualified stock options to Outside Directors upon their appointment to our Board of Directors; and (c) attract, motivate, and retain the services of our Outside Directors and employees and reward such directors and employees by the issuance of equity grants so that these directors and employees will contribute to and participate in our long-term performance. In furtherance of these purposes, the Amended and Restated 2003 Plan authorizes the grant of stock options and restricted stock, subject to applicable law, to our directors, executive officers, and certain other full-time employees.

Reasons for Seeking Shareholder Approval of the Amendment

The Board of Directors believes that our success in executing our strategy is largely due to our talented and hard-working employees, including our drivers, and that our future success will depend on our ability to continue to attract and retain high caliber employees. We have maintained a stock option plan since 1994, and the Board believes that stock option grants have served as a highly effective recruiting and retention tool by allowing our employees to share in the ownership of our Company and have contributed to our revenue and earnings growth by aligning the long-term interests of our management and employees with those of our shareholders.

The Compensation Committee, which administers the Amended and Restated 2003 Plan, believes that the increase in the number of shares of Common Stock available for issuance under the Amended and Restated 2003 Plan is necessary for us to continue to offer our employees and directors an effective and competitive equity incentive program. The Compensation Committee believes that if additional shares are not available for stock grants, we would be required to discontinue or significantly curtail our current equity incentive program, which could have an adverse impact on our ability to attract and retain employees and directors.

The Compensation Committee recognizes its responsibility to strike a balance between shareholder concerns regarding the potential dilutive impact of stock options and other equity awards and our ability to attract, retain, and reward officers and employees whose contributions are critical to our long-term success. The total number of shares of Common Stock underlying stock option grants made over the past three fiscal years represented approximately 3.7% of the total number of shares of Common Stock outstanding as of December 31, 2007. The Compensation Committee expects that the additional shares requested will fund the Amended and Restated 2003 Plan for the next three to five years.

The Amended and Restated 2003 Plan is our only active equity compensation plan. As of December 31, 2007, there were 4,182,780 shares of our Common Stock subject to outstanding option grants under the Amended and Restated 2003 Plan and our prior stock option plan, the 1994 Amended and Restated Stock Option Plan (the "1994 Plan"). The 1994 Plan was terminated effective as of May 31, 2003, and no additional awards may be made under that plan. As of December 31, 2007, there were 2,152,698 shares of Common Stock available for future grants under the Amended and Restated 2003 Plan. On February 29, 2008, we made a special option grant of 916,602 shares, in the aggregate, to certain of our employees, including recently hired employees. Of the total number of shares covered by outstanding options under the Amended and Restated 2003 Plan and the 1994 Plan, at December 31, 2007, 32.8% are issuable to the executive officers and directors and 67.2% are issuable to other employees.

Description of the Amended and Restated 2003 Plan

The principal provisions of the Amended and Restated 2003 Plan, as amended by the Amendment, are summarized below. This summary is not a complete description of the Amended and Restated 2003 Plan and is qualified by the full text of that plan.

General. The Amended and Restated 2003 Plan is a broad-based equity compensation plan that is designed to attract and retain directors, officers, and key employees, including drivers, to provide them with long-term incentives if we continue to achieve profitable growth, and to align their interests with the interests of our shareholders. The Amendment is effective, subject to the approval of our shareholders, as of June 1, 2008. The Amended and Restated 2003 Plan was effective as of the date of its prior approval by our shareholders, and, if not terminated earlier, will expire on February 5, 2013.

Administration. The Amended and Restated 2003 Plan is administered by the Compensation Committee of our Board of Directors.

Eligibility and Awards. Under the Amended and Restated 2003 Plan, options and restricted stock may be granted to any of our full-time employees who, in the judgment of the Compensation Committee, (a) is qualified by position, training, ability, and responsibility to contribute substantially to our progress, (b) has a material, positive effect on our results of operations, or (c) is a key employee or critical line employee. At December 31, 2007, we had approximately 4,404 employees, with more than 1,100 participants who have outstanding options under the Amended and Restated 2003 Plan or the 1994 Plan. To date, our directors are the only individuals to have received restricted stock grants under the Amended and Restated 2003 Plan.

Options may be granted either as incentive stock options, as defined in section 422 of the Code ("ISOs"), or as nonqualified stock options ("NSOs"). The Amended and Restated 2003 Plan provides that an ISO may not have an exercise price that is less than 100% of the fair market value of the underlying Common Stock on the date of grant or be exercisable for a term of more than 10 years from the date of grant. However, in the case of ISOs granted to a person that holds more than 10% of the voting power of our outstanding capital stock, the Amended and Restated 2003 Plan provides that the exercise price may not be less than 110% of the fair market value of the underlying Common Stock and that the ISO may not be exercisable for a term of more than 5 years from the date of grant.

In March 2005, the Board of Directors adopted amendments (the "March 2005 Amendments") to the 2003 Plan to provide, among other things, that the exercise price of NSOs may not be less than 100% of the fair market value of the underlying Common Stock on the date of grant and to increase the number of shares of Common Stock reserved for issuance thereunder from 2,250,000 shares to 6,000,000 shares, both as adjusted to reflect a 3-for-2 stock split, effected in the form of a 50% stock dividend on December 23, 2005. Our shareholders approved the March 2005 Amendments at our May 2005 annual meeting. Prior to March 2005, the 2003 Plan had provided that NSOs could be granted at an exercise price of not less than 85% of the fair market value of the underlying Common Stock on the date of grant. The only "below market" NSOs granted under the 2003 Plan prior to the March 2005 Amendments were the initial 2,500 shares grants to independent directors, as discussed below. The Amended and Restated 2003 Plan provides that NSOs may be granted for any reasonable term. Under the Amended and Restated 2003 Plan, the exercise price of options may be paid in cash or immediately available funds or in Common Stock valued at its then-current market value.

The Compensation Committee, in its discretion, selects the persons to whom options or restricted stock will be granted, the time or times at which such options or restricted stock will be granted, and the number of shares subject to each such grant. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular officer or employee, or group of officers or employees, in the future. The Amended and Restated 2003 Plan provides, however, that the aggregate number of shares with respect to which options may be granted to any one plan participant during a calendar year shall not exceed 650,000 shares, subject to adjustment for stock dividends, stock splits, reverse stock splits, and similar transactions.

Prior to February 2007, upon their election or appointment to the Board, Outside Directors received an automatic NSO grant covering 2,500 shares of Common Stock equal to the fair market value on the date of grant. In addition to the initial NSO grant, in 2003 we adopted an annual stock option grant program for Outside Directors. Under this program, Outside Directors received an NSO grant covering 1,000 shares of Common Stock on June 1 of each calendar year. The exercise price of these options is the fair market value on the date of grant. In connection with this program, Outside Directors who had served on the Board for at least three years as of December 31, 2002, were granted a catch-up, NSO for 1,000 shares of Common Stock at an exercise price equal to the fair market value on June 2, 2003, the date of grant. Except for the 1,000 share catch-up NSO described in the preceding sentence, all NSOs granted to an Outside Director, including the initial grant, are forfeitable if the Outside Director resigns within one year of the date of grant.

In February 2007, the Board of Directors adopted a new compensation structure for Outside Directors. Under the new compensation structure, Outside Directors receive annual compensation, one-half of which is paid in cash and one-half of which is issued in common stock grants made under the Amended and Restated 2003 Plan. The number of shares of Common Stock issued to a director is determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. Stock issued under the new program has been and will continue to be issued as stock grants under the Independent Director provision of our Amended and Restated 2003 Plan, which reserved 100,000 shares of our Common Stock for compensatory stock grants to Outside Directors, subject to certain adjustments. The Amendment will increase the shares reserved for issuance to Outside Directors to 200,000.

All grants made under the Amended and Restated 2003 Plan are evidenced by a written agreement between us and the participant. The Compensation Committee, subject to the limitations set forth in the Amended and Restated 2003 Plan, designates the terms and conditions of any option or restricted stock grant including, without limitation, the exercise price, vesting schedule, exercise rights, and termination or forfeiture provisions. The Amended and Restated 2003 Plan provides that stock options are non-transferable except pursuant to the laws of descent and distribution and generally terminate upon termination of employment for reasons other than death, disability, or early or normal retirement. The March 2005 Amendments explicitly prohibit the repricing of any options granted under the Amended and Restated 2003 Plan.

A participant does not have any rights as one of our shareholders with respect to shares of Common Stock subject to grants made under the Amended and Restated 2003 Plan until a stock certificate representing such shares is issued to the participant.

Shares Available for Issuance. There are presently 6,000,000 shares of Common Stock reserved and available for issuance pursuant to the Amended and Restated 2003 Plan, of which 100,000 shares are reserved for issuance to Outside Directors pursuant to the provisions described above. From the total shares reserved for issuance of grants under the Amended and Restated 2003 Plan, as of February 29, 2008, we had made award grants covering 4,698,292 shares, net of all shares that have been cancelled or forfeited. Any shares subject to outstanding option or restricted stock grants are counted against the shares reserved and available for issuance as one share for every share subject thereto. If an option expires or is terminated without having been exercised in full, or if a restricted stock grant is forfeited, the unexercised or forfeited option shares will become available for future grant under the Amended and Restated 2003 Plan.

The total number of shares reserved and available for issuance under the Amended and Restated 2003 Plan is automatically adjusted, without further action by the Board of Directors or shareholders, to reflect stock dividends, stock splits, reverse stock splits, subdivisions, reorganizations, reclassifications, or any similar recapitalizations that affect or modify the number of shares of outstanding Common Stock.

Mergers or Consolidations. If (i) our Company dissolves or undergoes any reorganization, including, without limitation, a merger or consolidation with any other organization, (ii) our Company is not the surviving entity in such reorganization, and (iii) the surviving entity does not agree to assume the options granted under the Amended and Restated 2003 Plan or to issue substitute options therefor, the options granted under the Amended and Restated 2003 Plan may be terminated. In connection with any such termination, each participant holding unexercised options must be notified of such termination and provided a reasonable period of not less than 15 days to exercise such options to the extent such options are then exercisable. The Compensation Committee may, in its sole discretion, prescribe such terms and conditions as it deems appropriate and authorize the exercise of stock options with respect to all shares covered in the event of a merger or consolidation. Any stock option not exercised in accordance with the terms and conditions prescribed by the Compensation Committee shall terminate as of the date specified by the Compensation Committee and, simultaneously, the Amended and Restated 2003 Plan itself shall be terminated without further action by us or our Board of Directors.

Amendment and Termination. The Board of Directors may terminate, suspend, discontinue, modify, or amend the Amended and Restated 2003 Plan in any respect, except that, without the approval of our shareholders, no amendment or modification may change the number of shares of Common Stock reserved and available for issuance (other than the automatic adjustments described above), change the designation of the class of employees eligible to receive awards, decrease the price at which options may be granted, or remove the administration of the Plan from the Compensation Committee. Notwithstanding the foregoing, the Board of Directors may not terminate the Amended and Restated 2003 Plan with respect to any outstanding option unless it gives the participant notice of termination and at least 15 days to exercise such option to the extent then exercisable.

Stock Price. On February 29, 2008, the closing price of our Common Stock was $14.79 per share.

Federal Income Tax Consequences

ISOs. An optionee is not treated as receiving taxable income upon either the grant of an ISO or upon the exercise of an ISO. However, the difference between the exercise price and the fair market value on the date of exercise is an item of tax preference at the time of exercise in determining liability for the alternative minimum tax, assuming that the Common Stock is either transferable or is not subject to a substantial risk of forfeiture under section 83 of the Code. If at the time of exercise, the Common Stock is both nontransferable and is subject to a substantial risk of forfeiture, the difference between the exercise price and the fair market value of the Common Stock (determined at the time the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture) will be a tax preference item in the year in which the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture.

If Common Stock acquired by the exercise of an ISO is not sold or otherwise disposed of within two years from the date of its grant and is held for at least one year after the date such Common Stock is transferred to the optionee upon exercise, any gain or loss resulting from its disposition is treated as long-term capital gain or loss. If such Common Stock is disposed of before the expiration of the above-mentioned holding periods, a "disqualifying disposition" occurs. If a disqualifying disposition occurs, the optionee realizes ordinary income in the year of the disposition in an amount equal to the difference between the fair market value of the Common Stock on the date of exercise and the exercise price, or the selling price of the Common Stock and the exercise price, whichever is less. The balance of the optionee's gain on a disqualifying disposition, if any, is taxed as capital gain.

We are not entitled to any tax deduction as a result of the grant or exercise of an ISO, or on a later disposition of the Common Stock received, except that in the event of a disqualifying disposition, we are entitled to a deduction equal to the amount of ordinary income realized by the optionee.

NSOs. An optionee does not recognize any taxable income upon the grant of an NSO, and we are not entitled to a tax deduction by reason of such grant. Upon exercise of an NSO, the optionee recognizes ordinary income generally measured by the excess of the then fair market value of the shares over the exercise price, and we are entitled to a corresponding tax deduction. Upon a disposition of shares acquired upon exercise of an NSO by the optionee, any difference between the sale price and the exercise price, to the extent not recognized as ordinary income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period. Such subsequent disposition by the optionee has no tax consequence to us.

Restricted Stock. Unless the recipient of a restricted stock grant elects to treat such grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock. Instead, the recipient will recognize ordinary income at the time of vesting (*i.e.* when the restrictions on the grant lapse) equal to the fair market value of the restricted shares on the vesting date minus any amount paid for the restricted shares. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, we would be entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

The foregoing is only a summary of the effect of federal income taxation upon us and the participants under the Amended and Restated *2003 Plan. It does not purport to be complete, and does not discuss all of the tax consequences of a participant's death or the provisions of the income tax laws of any state, municipality, or foreign country in which the participants may reside.*

Accounting Treatment

Prior to our adoption of the Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), employee stock option awards at or above fair market value on the date of grant typically did not result in any direct charge to our reported earnings. However, the fair market value of these awards was required to be disclosed in the notes to our financial statements. We were also required to disclose, in the notes to the financial statements, the pro forma impact that these awards would have on our reported earnings and earnings per share if the fair value of the awards at the time of grant was treated as compensation expense.

Employee stock option awards with exercise prices below the fair market value of the date of grant resulted in direct compensation expense that was typically equal to the "spread" (*i.e.*, the difference between the exercise price and the fair market value on the date of grant). Typically, this expense was amortized over the award's vesting period.

In December 2004, and as revised in April 2005, the Financial Accounting Standards Board ("FASB") released SFAS 123R. The accounting standards established by this statement require, beginning January 1, 2006, the expensing of stock options. Accordingly, the foregoing summary of the applicable accounting treatment for stock options changed, effective with our fiscal year beginning January 1, 2006, and the stock options which were, and will be, granted under the Amended and Restated 2003 Plan have to be valued as of the grant date under an appropriate valuation formula, and that value is charged as a direct compensation expense against our reported earnings over the designated vesting period of the award. Similar option expensing was and is required for any unvested options on or after the January 1, 2006 effective date, with the grant date fair value of such unvested options being expensed against our earnings over the remaining vesting period.

Plan Benefits under the Amended and Restated 2003 Plan

The following table sets forth certain information regarding grants of stock options made under the Amended and Restated 2003 Plan during the year ended December 31, 2007, to: (i) each of the Named Executive Officers; (ii) all current executive officers of the Company as a group; (iii) all current directors who are not executive officers as a group; and (iv) all employees, including all current officers who are not executive officers, as a group. Future awards, if any, that will be made to eligible participants under the Amended and Restated 2003 Plan are subject to the discretion of the Compensation Committee. Accordingly, future grants under the Amended and Restated 2003 Plan are not determinable.

Plan Benefits
Amended and Restated 2003 Stock Option Plan

Name	Number of Options Granted During 2007	Percentage of Total Options Granted During 2007	Weighted Average Exercise Price Per Share ($/Share)
Kevin P. Knight, Chairman and Chief Executive Officer	45,000	6.5%	$18.23
David A. Jackson,[1] Chief Financial Officer	12,500	1.8%	$18.23
Keith T. Knight, Chief Operating Officer	20,000	2.9%	$18.23
Gary Knight, Vice Chairman	12,500	1.8%	$18.23
Casey Comen,[2] Vice President of Sales	12,500	1.8%	$18.23
Timothy Kohl[3]	20,000	2.9%	$18.23
Executive Officer Group	122,500	17.7%	$18.23
Donald A. Bliss[4]	-	-	-
Richard J. Lehman[4]	-	-	-
Non-Executive Director Group[4][5]	-	-	-
Employee Group[6]	572,615	82.4%	$18.13

(1) In addition to the stock options reflected in the table, on February 29, 2008, Mr. Jackson was granted options with respect to 9,304 shares at an exercise price of $14.79 per share.

(2) In addition to the stock options reflected in the table, on February 29, 2008, Mr. Comen was granted options with respect to 10,000 shares at an exercise price of $14.79 per share.

(3) In connection with our movement toward more formal operating units, the responsibilities formerly held by Mr. Kohl as President were eliminated, and Mr. Kohl left our Company in October 2007. The options granted to Mr. Kohl in 2007 were forfeited due to his departure.

(4) No options were granted to non-executive directors in 2007, including Mr. Bliss and Mr. Lehman, our director nominees.

(5) During 2007, our non-executive directors received an aggregate of 9,416 shares of Common Stock in payment of directors' fees pursuant to the terms of the Amended and Restated 2003 Plan, of which 7,404 shares are subject to certain holding and other restrictions.

(6) In addition to the stock options reflected in the table, on February 29, 2008, many of our employees were granted options with respect to 916,602 shares, in the aggregate, at an exercise price of $14.79 per share.

Equity Compensation Plan Information

The following table provides certain information, as of December 31, 2007, with respect to our compensation plans under which shares of Common Stock are authorized for issuance. The Amended and Restated 2003 Plan is our only active equity compensation plan. The number of shares of Common Stock reflected in column (a) of the following table is comprised of 3,643,675 shares subject to outstanding options granted under the Amended and Restated 2003 Plan and 539,105 shares subject to outstanding options granted under the 1994 Plan. The number of shares of Common Stock reflected in column (c) of the following table is comprised entirely of shares available for future grant under the Amended and Restated 2003 Plan as of December 31, 2007, and neither takes into account the options granted on February 29, 2008, as described below, nor includes the additional shares reserved for issuance thereunder contemplated by the Amendment. Shares of Common Stock underlying outstanding options granted under the Amended and Restated 2003 Plan that are terminated or expire unexercised will be available for future grant.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options warrants and rights (b)	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,182,780	$14.06	2,152,698
Equity compensation plans not approved by security holders	-	-	-
Total	4,182,780	$14.06	2,152,698

On February 29, 2008 we granted options with respect to 916,602 shares under the Amended and Restated 2003 Plan. As of March 1, 2008, there were 1,301,708 shares available for future grant, adjusted for the forfeiture of options since December 31, 2007, under the Amended and Restated 2003 Plan, excluding the additional shares reserved for issuance thereunder contemplated by the Amendment.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE SECOND AMENDMENT TO THE AMENDED AND RESTATED 2003 STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER FROM 6,000,000 TO 9,000,000. ***Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.***

PROPOSAL NO. 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Deloitte & Touche LLP to serve as our principal independent registered public accounting firm for fiscal 2008. Deloitte & Touche also served as our principal independent registered public accounting firm in fiscal 2007. At the Annual Meeting, our shareholders are being asked to ratify the appointment of Deloitte & Touche as our independent registered public accounting firm for fiscal 2008. A representative of Deloitte & Touche is expected to be present at the Annual Meeting and to be available to respond to appropriate questions, and such representative will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so.

Approval by our shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable NYSE rule, or by our organizational documents, but the Board of Directors is submitting this matter to our shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment and retention of the independent registered public accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte & Touche billed us the following amounts for services provided in the following categories during the fiscal years ended December 31, 2007 and 2006, respectively:

	Fiscal 2007	Fiscal 2006
Audit Fees(1)	$598,537	$507,851
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$598,537	$507,851

(1) "Audit Fees" represents the aggregate fees billed for professional services rendered by Deloitte & Touche for the audit of our annual financial statements and the review of financial statements included in our quarterly reports on Form 10-Q, or services that are normally provided by Deloitte & Touche in connection with statutory or regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" represents the aggregate fees billed, other than Audit Fees, for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. We were not billed for any Audit-Related Fees in 2007 or 2006.

(3) "Tax Fees" represents the aggregate fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice, and tax planning. We were not billed for any Tax Fees in 2007 or 2006.

(4) "All Other Fees" represents the aggregate fees billed for products and services provided by Deloitte & Touche, other than Audit Fees, Audit-Related Fees, and Tax Fees. We were not billed for any Other Fees in fiscal 2007 or 2006.

Our Audit Committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent registered public accounting firm in order to assure that the provision of such services is compatible with maintaining the accounting firm's independence. Under this policy, the Audit Committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax, or other permissible non-audit services to be provided by the principal independent registered public accounting firm. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent registered public accounting firm are required to periodically report to the Audit Committee regarding the extent of services provided by the accounting firm in accordance with the annual pre-approval and the fees for the services performed to date. If management believes that a new service, or the expansion of a current service, provided by the principal independent registered public accounting firm is necessary or desirable then such new or expanded services are presented to the Audit Committee for its review and approval prior to the engagement of the independent registered public accounting firm to render such services. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the *de minimus* exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2007.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in our proxy materials relating to the 2009 Annual Meeting of Shareholders, shareholder proposals intended to be presented at that meeting must be received in writing by us on or before December 12, 2008. However, if the date of the 2009 Annual Meeting of Shareholders is more than thirty days before or after May 22, 2009, then the deadline for submitting any such shareholder proposal for inclusion in the proxy materials relating to the 2009 Annual Meeting of Shareholders shall be a reasonable time before we begin to print or mail such proxy materials. The inclusion of any such shareholder proposals in such proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, including Rule 14a-8.

We must receive in writing any shareholder proposals intended to be considered at our 2009 Annual Meeting of Shareholders, but not included in our proxy materials relating to that meeting, by February 25, 2009. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our 2009 proxy statement will have discretionary authority to vote on any shareholder proposal that is considered at the Annual Meeting, but not received on or prior to the deadline described above.

All shareholder proposals should be sent via certified mail, return receipt requested, and addressed to David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee" for information regarding how shareholders can recommend director candidates for consideration by the Nominating and Corporate Governance Committee.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the Annual Meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies on such matters in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with their judgment, unless the person executing any such proxy indicates that such authority is withheld.

Knight Transportation, Inc.

Kevin P. Knight
Chairman of the Board and Chief Executive Officer

April 11, 2008

KNIGHT
TRANSPORTATION
Your Hometown National Carrier

2007 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2007 Annual Report to our Shareholders contains an overview of Knight Transportation's business, as well as information regarding Knight Transportation's operations during fiscal 2007 and other information that our shareholders may find useful. Our 2007 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission on February 29, 2008. Please note, however, that the 2007 Annual Report on Form 10-K is not incorporated by reference into this 2007 Annual Report.

BUSINESS

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Readers should review and consider the factors discussed in "Risk Factors" of this Annual Report on Form 10-K, along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," "Knight," or the "Company" or similar terms refer to Knight Transportation, Inc. and its consolidated subsidiaries.

General

Our headquarters are located in Phoenix, Arizona. The transportation services we provide are primarily asset-based dry van truckload and temperature controlled truckload carrier services, along with non-asset-based brokerage services. Through our asset-based and non-asset-based capabilities we are able to transport, or can arrange for the transportation of, general commodities for customers throughout the United States. We generally focus our dry van and temperature controlled operations on regional short-to-medium lengths of haul. As of December 31, 2007, we operated 31 asset-based service centers (consisting of 27 dry van and four temperature controlled service centers) and 12 non-asset-based brokerage branches. Our brokerage branches enable us to expand our customer service offerings by providing non-asset-based capability to manage our customers' freight when the shipments do not fit our asset-based model. The main factors that affect our results are the number of tractors we operate, our revenue per tractor (which includes primarily our revenue per total mile and our number of miles per tractor), and our ability to control our costs.

We have determined that we have two operating segments. Our operating segments consist of (i) our truckload transportation (asset-based) segment and (ii) our brokerage segment (non-asset-based). Our asset-based, truckload transportation segment includes our dry van and temperature controlled operations with service centers located throughout the United States. Each of the asset-based service centers have similar economic characteristics, as they all provide truckload carrier services of general commodities to a similar class of customers. As a result, we have determined that it is appropriate to aggregate these asset-based service centers into one reportable operating segment consistent with the guidance in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related

Information." Accordingly, we have not presented separate financial information for each of these service centers. Furthermore, we have not presented separate financial information for our brokerage segment, although it qualifies as an operating segment under SFAS No. 131, because its results of operations are not material to our consolidated financial statements as a whole. For the year ended December 31, 2007, our brokerage segment accounted for 4.0% of our consolidated revenue, 1.0% of our consolidated net income, and less than 1.0% of our consolidated total assets.

Operations

Our operating strategy for our asset-based activities is to achieve a high level of asset utilization within a highly disciplined operating system while maintaining strict controls over our cost structure. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our regional service centers. This operating strategy allows us to take advantage of the large amount of freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, decrease maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based activities is to match quality capacity with the shipping needs of our customers. Our goal is to increase our market presence significantly, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

Our operating strategy includes the following important elements:

Regional Operations. At December 31, 2007, we operated 27 asset-based dry van service centers, four asset-based temperature controlled service centers, and 12 non-asset-based brokerage branches. We concentrate our asset-based freight operations within an approximate 1,000 mile radius of our service centers, with an average length of haul in 2007 of approximately 542 miles. We believe that regional operations offer several advantages, including:

- obtaining greater freight volumes, because approximately 80% of all truckload freight moves in short-to-medium lengths of haul;
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles and offer our customers a high level of service and consistent capacity;
- enhancing safety and driver recruitment and retention by allowing our drivers to travel familiar routes and return home more frequently; and
- enhancing our ability to provide a high level of service to our customers.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We maintain a simplified operation that focuses on operating in particular geographical markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We maintain a modern tractor and trailer fleet in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We also regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety.

Customer Service. We offer a high level of service to our customers, and we seek to establish ourselves as a preferred provider for many of our customers. For our asset-based services we allocate revenue equipment regionally for customers in high-density lanes where we can provide them with a consistent supply of capacity as well as match our equipment to their needs. Our services include multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services. Brokerage services are tailored to meet our customers' needs. We price our services commensurately with the level of service our customers require and the conditions in market demand. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. We have installed Qualcomm's satellite-based tracking technology in substantially all of our tractors, which allows us to rapidly respond to customer needs and allows our drivers efficient communications with our regional service centers. The majority of our trailers are equipped with GE VeriWise (formerly known as Terion) trailer-tracking technology that allows us to more effectively manage our trailers. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

Growth Strategy

Our growth strategy is focused on the following four key areas:

Opening service centers in new geographic regions and expanding existing service centers. Over the past several years, a substantial portion of our revenue growth has been generated by our expansion into new geographic regions through the opening of additional service centers. We believe there are significant opportunities to further increase our business in the short-to-medium haul market by opening additional regional service centers, both asset-based and non-asset-based, while expanding our existing regional service centers.

Strengthening our customer relationships. We market our services to both existing and new customers in freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our dry van truckload, temperature-controlled truckload, and brokerage services to existing customers who may have need for, but do not currently use, multiple services from us.

Opportunities to make selected acquisitions. We are continuously evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc. acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

Diversifying our service offerings. We provide truckload transportation services, both dry van and temperature controlled, with our fleet of tractors and trailers. In 2005, we expanded our service offering to include brokerage services. In 2007, our brokerage services more than doubled in size from 2006, to approximately $29.0 million in revenue, with very little capital investment. We will continue to leverage our nationwide footprint and expertise of providing synergies and adding value to our customers through our service offerings.

Marketing and Customers

Our sales and marketing functions are led by members of our senior management team, who are assisted by other sales professionals. Our sales team emphasizes our high level of service and ability to accommodate a variety of customer needs. Our marketing efforts are designed to match the shipping needs of our current and potential customers with our capacity in markets throughout the country.

We try to maintain a diversified customer base. For the year ended December 31, 2007, our top 25 customers represented approximately 36% of revenue; our top 10 customers represented approximately 22% of revenue; and our top 5 customers represented approximately 14% of revenue. No single customer represented more than 5% of revenue in 2007. Most of our truckload carriage contracts are cancelable on 30 days notice.

We seek to offer the service, value, and flexibility of a local provider, while possessing the capacity, strength, and dependability of a large company. The short-to-medium haul segment of the truckload carrier market demands timely pickup and delivery and, in some cases, response on short notice. We try to obtain a competitive advantage by providing high quality services and consistent capacity to customers.

To be responsive to customers' and drivers' needs, we often assign particular drivers and equipment to prescribed routes, providing better service to customers, while obtaining higher equipment utilization. Our dedicated fleet services also may provide a significant part of a customer's transportation requirements. Under a dedicated carriage service agreement, we can provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

Each of our regional service centers is linked to our corporate computer system in our Phoenix headquarters. The capabilities of this system enhance our operating efficiency by providing cost effective access to detailed information concerning equipment, shipment status, and specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in matching available equipment with customer loads. We also provide electronic data interchange ("EDI") services to shippers desiring such service.

Drivers, Other Employees, and Independent Contractors

As of December 31, 2007, we employed 4,404 persons, of which 3,758 were drivers. None of our employees are subject to a union contract. It is our policy to comply with applicable equal employment opportunity laws and we periodically review our policies and practices for equal employment opportunity compliance.

The recruitment, training, and retention of safe and qualified drivers are essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety history, road test evaluations, and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. In order to attract and retain safe drivers who are committed to the highest level of customer service, we build our operations for drivers around a team environment. We provide attractive and comfortable equipment, direct communication with senior management, competitive wages and benefits, and other incentives designed to encourage driver safety, retention, and long-term employment. Drivers are recognized for providing superior service and developing good safety records.

Our drivers generally are compensated on the basis of miles driven and length of haul. Drivers also are compensated for additional flexible services provided to our customers. Drivers and other employees are invited to participate in our 401(k) program and in our company-sponsored health, life, and dental plans. Our drivers and other employees who meet eligibility criteria also participate in our stock option plan. We have a broad-based stock option program with more than 1,100 participants at December 31, 2007.

We also maintain an independent contractor program. Because independent contractors provide their own tractors, the independent contractor program provides us an alternate method of obtaining additional revenue equipment. We intend to continue our use of independent contractors. As of December 31, 2007, we had agreements covering 231 tractors operated by independent contractors. Each independent contractor enters into a contract with us pursuant to which the independent contractor is required to furnish a tractor and a driver to load, transport, and unload goods we haul. We pay our independent contractors a fixed level of compensation based on the total of trip-loaded and empty miles. Independent contractors are obligated to maintain their own tractors and pay for their own fuel. We provide trailers for each independent contractor. We also provide maintenance services, for a charge, for our independent contractors who desire such services. In certain instances, we provide financing to independent contractors to assist them in acquiring revenue equipment. Our loans to independent contractors are secured by a lien on the independent contractor's revenue equipment. As of December 31, 2007, we had outstanding loans of $907,022 (net of allowance for doubtful accounts of $78,872) to independent contractors.

Revenue Equipment

As of December 31, 2007, we operated 3,527 company-owned tractors with an average age of 1.6 years. We also had under contract 231 tractors owned and operated by independent contractors. Our trailer fleet consisted of 8,809, 53-foot long, high cube trailers, including 551 temperature controlled trailers, with an average age of 4.3 years.

Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, environment, technology, warranty terms, manufacturer support, driver comfort, and resale value.

We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. We perform routine servicing and maintenance of our equipment at several of our service centers. Our current policy is to replace most of our tractors within 36 to 42 months after purchase and to replace our trailers over a six to ten year period. Changes in the current market for used tractors, regulatory changes, and difficult market conditions faced by tractor manufacturers, may result in price increases that may effect the period of time we operate our equipment.

In 2002, the Environmental Protection Agency ("EPA") implemented regulations limiting exhaust emissions. Regulations further limiting exhaust emissions became effective January 1, 2007, and become progressively more restrictive in 2010. In part to offset the costs of compliance with these requirements, some manufacturers have significantly increased new equipment prices, and further increases may result in connection with the implementation of the 2010 requirements. If new equipment prices increase more than anticipated, we may be required to increase our financing costs and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations would be adversely affected. In addition to increases in equipment costs, new engines generally produce lower fuel mileage compared with older models and compliance with the new standards could result in further declines in fuel economy. If we are unable to offset resulting increases in fuel expenses with higher rates or surcharge revenue, our results of operations would be adversely affected.

Safety and Risk Management

We are committed to ensuring the safety of our operations. We regularly communicate with drivers to promote safety and instill safe work habits through media and safety review sessions. We also regularly conduct safety training meetings for our drivers, independent contractors, and non-driving personnel. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ safety personnel at every operating location who are responsible for administering our safety programs. We employ technology to assist us in managing risks associated with our business. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Vice President of Safety is involved in the review of all accidents.

We require prospective drivers to meet higher qualification standards than those required by the United States Department of Transportation ("DOT"). The DOT requires drivers to obtain commercial drivers' licenses and also requires that we maintain a drug and alcohol testing program in accordance with DOT regulations. Our program includes pre-employment, random, and post-accident drug testing. We are authorized by the DOT to haul hazardous materials. We require any driver who transports hazardous materials to have the proper endorsement and to be regularly trained as prescribed by DOT regulations. We also monitor our driver's compliance with the Department of Homeland Security's new "Security Threat Assessment" regulation, which took effect in 2005, when applying for or renewing a hazardous material endorsement.

Our Chief Executive Officer, Chief Financial Officer, and Vice President of Safety and Risk Management are responsible for securing appropriate insurance coverage at competitive rates. The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We are insured against auto liability claims under a self-insured retention ("SIR") policy with a retention of $1.5 million per occurrence. For the policy year beginning February 1, 2007, we assumed responsibility for an additional $1.5 million in "aggregate" losses for claims that exceed the $1.5 million SIR in return for a lower premium rate. For the policy year commencing February 1, 2008, the SIR decreased from $1.5 million to $1.0 million and our additional assumed responsibility of $1.5 million in aggregate losses for claims that exceed the former $1.5 million SIR was correspondingly reduced to $1.0 million in aggregate losses for claims that exceed the $1.0 million SIR. Our auto insurance policies for 2007 provided for excess liability coverage up to a total of $55.0 million per occurrence.

We are self-insured for workers' compensation claims up to a maximum limit of $500,000 per occurrence. We also maintain primary and excess coverage for employee medical expenses and hospitalization, with self retention level of $225,000 per claimant.

Competition

The trucking industry is highly competitive and fragmented. We compete primarily with other regional short-to-medium haul truckload carriers, logistics providers, and national carriers. Railroads and air freight also provide competition, but to a lesser degree. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. A number of our competitors have greater financial resources, own more equipment, and carry a larger volume of freight than we do. We believe that the principal competitive factors in our business are service, pricing (rates), and the availability and configuration of equipment that meets a variety of customers' needs.

Our industry is currently challenged with lower demand and higher equipment availability as a result of many of our competitors pre-buying tractors before the more restrictive engine regulations took effect in 2007. We believe declining orders for new tractors and trailers, the exit of underperforming carriers from the market, and fleet downsizing by the larger truckload carriers will result in a more favorable balance of supply and demand in the future. While the timing and magnitude of improvements in the freight environment are difficult to predict, we believe that continuing to develop our service center network will position us favorably when the truckload freight market strengthens again.

Regulation

Our operations are regulated and licensed by various government agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States Department of Transportation ("DOT"), including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to government regulations. We also may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). On July 24, 2007, a federal appeals court vacated portions of the 2005 Rules, including the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allows drivers to restart calculations of the weekly on-duty time limits after the driver has at least 34 consecutive hours off duty. On September 28, 2007, the court directed that issuance of its ruling be withheld until December 27, 2007. On December 17, 2007, FMCSA submitted an interim final rule, which became effective December 27, 2007 (the "Interim Rule"). The Interim Rule retains the 11 hour driving day and the 34-hour restart. The Interim Rule remains in effect; though, advocacy groups may continue to challenge the Interim Rule. A court's decision to strike down the Interim Rule could have varying effects, as reducing driving time to 10 hours daily may reduce productivity, while eliminating the 34-hour restart could also reduce productivity. We are also unable to predict the effect of any new rules that might be proposed, but any such proposed rules could increase costs in our industry or decrease productivity.

The Transportation Security Administration ("TSA") has adopted regulations that require determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our operations.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of storm water, and other environmental matters that import inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our service centers. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and assure compliance with applicable environmental laws. As part of our safety and risk management program, we periodically perform internal environmental reviews so we can achieve environmental compliance and avoid environmental risk. Our service centers and processes are designed to contain and properly dispose of hazardous substances and petroleum products which could be used or generated in connection with our business. We transport a small amount of environmentally hazardous materials and, to date, have experienced no significant claims for hazardous materials shipments. If we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations further limiting exhaust emissions became effective both in 2002 and in 2007 and become progressively more restrictive in 2010. Newer engines generally cost more, reduce fuel mileage, and require additional maintenance compared with older models. We expect additional cost increases in newer engines. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

Seasonality

Results of operations in the transportation industry frequently show a seasonal pattern. Continued expansion of our operations throughout the United States could expose us to greater operating variances due to periodic seasonal weather in various regions, which variance could have a materially adverse effect on our operations.

Acquisitions, Investments, and Dispositions

We periodically examine investment opportunities in areas related to the transportation industry. Our investment strategy is to invest in industry related businesses that will strengthen our overall position in the transportation industry, minimize our exposure to start-up risk, and provide us with an opportunity to realize a substantial return on our investment.

On October 23, 2006, we purchased most of the trucking assets of Roads West Transportation, Inc. ("Roads West"), an Arizona-based temperature controlled carrier. Under the asset purchase agreement, we purchased 133 tractors, 280 trailers, and certain miscellaneous other assets. We did not purchase cash or accounts receivable and did not assume any debts or liabilities of Roads West. The purchase price for the assets, including the full amount of the earn-out, was approximately $15.8 million. During 2007, we paid $135,000 for an earn-out, which represents the final earn-out under the purchase agreement. The total purchase price has been allocated to tangible and intangible assets acquired based on their fair market values as of the acquisition date. The acquisition has been accounted for in our results of operations since the acquisition date. The pro forma effect of the acquisition on our results of operations is immaterial.

On August 12, 2005, we acquired 100% of the stock of Edwards Bros., Inc., an Idaho based temperature controlled truckload carrier. In addition to the purchase price, the purchase agreement set forth certain conditions upon which we would be required to pay certain earn-out adjustments. During 2006, we paid $320,000 as an earn-out, which represented the final earn-out under the purchase agreement.

In 2003, we signed a partnership agreement with Transportation Resource Partners ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, we committed to pledge $5.0 million out of approximately $260.0 million, for a 1.9% ownership interest. In early 2006, we increased the commitment amount to $5.5 million. We contributed $488,000 in working capital to TRP in 2007. We also received $449,000 of proceeds from TRP as a result of a recapitalization in one of the equity investments. This proceed is treated as a return of investments. Our investment in TRP is accounted for using the cost method. At December 31, 2007, our ownership interest was approximately 2.1% and we had an outstanding commitment to TRP of approximately $1.0 million.

Other Information

We were incorporated in 1989 and our headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043. This Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all other reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be obtained free of charge by visiting our website at www.knighttrans.com. Information contained on our website is not incorporated into this Annual Report on Form 10-K, and you should not consider information contained on our website to be part of this report.

Additionally, you may read all of the materials that we file with the SEC by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. If you would like information about the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. You may also visit the SEC's website at www.sec.gov. This site contains reports, proxy and information statements, and other information regarding our company and other companies that file electronically with the SEC.

RISK FACTORS

Our future results may be affected by a number of factors over which we have little or no control. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors that are largely out of our control.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. The most significant of these factors are recessionary economic cycles, changes in customers' inventory levels, excess tractor or trailer capacity in comparison with shipping demand, and downturns in customers' business cycles. Economic conditions, particularly in market segments and industries where we have a significant concentration of customers and in regions of the country where we have a significant amount of business, that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

We are also subject to increases in costs that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, declines in the resale value of used equipment, increases in interest rates, fuel prices, taxes, tolls, license and registration fees, insurance, revenue equipment, and healthcare for our employees. We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations.

In addition, we cannot predict the effects on the economy or consumer confidence of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates.

We have experienced significant and rapid growth in revenue and profits since the inception of our business in 1990. There can be no assurance that our business will continue to grow in a similar fashion in the future or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

If the growth in our regional operations slows or stagnates, if we are unable to commit sufficient resources to our regional operations, or if we were to expand into a market with insufficient economic activity or human resources, our results of operations could be adversely affected.

In addition to our regional service centers in Phoenix, Arizona, we have established regional service centers throughout the United States in order to serve markets in these regions. These regional operations require the commitment of additional personnel and/or revenue equipment, as well as management resources, for future development. Should the growth in our regional operations slow or stagnate, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a service center and we may expand into smaller cities where there is less economic activity and room for growth and fewer driver and non-driver personnel to support the service center. We may encounter operating conditions in these new markets that differ substantially from those previously experienced. We may not be able to duplicate our regional operating strategy successfully throughout the United States, or perhaps outside the United States, and it might take longer than expected or require a more substantial financial commitment than anticipated. In addition, the recent commencement of operations of our temperature controlled and brokerage services are subject to the risks inherent in entering new lines of business, including, but not limited to: unfamiliarity with pricing, service, operational, and liability issues; the risk that customer relationships may be difficult to obtain or that we may have to reduce rates to gain customer relationships; the risk that the specialized temperature controlled equipment may not be adequately utilized; and the risk that cargo claims may exceed our past experience.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. If these expenses increase, if we experience a claim in excess of our coverage limits, or if we experience a claim for which coverage is not provided, our results of operations and financial condition could be materially and adversely affected.

Increased prices and reduced efficiency relating to new revenue equipment may adversely affect our earnings and cash flows.

We have experienced higher prices for new tractors over the past few years, partially as a result of government regulations applicable to newly manufactured tractors and diesel engines and partially due to higher commodity prices and better pricing power among equipment manufacturers. In addition, the engines used in our newer tractors are subject to emissions control regulations issued by the Environmental Protection Agency ("EPA"). The regulations require progressive reductions in exhaust emissions from diesel engines for 2007 through 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements.

We have trade-in and/or repurchase commitments that specify, among other things,, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

If fuel prices increase significantly, our results of operations could be adversely affected.

We are subject to risk with respect to purchases of fuel. Prices and availability of petroleum products are subject to political, economic, and market factors that are generally outside our control. Political events in the Middle East, Venezuela, and elsewhere, as well as hurricanes and other weather-related events, also may cause the price of fuel to increase. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Historically, we have sought to recover a portion of short-term increases in fuel prices from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset the increase in the cost of diesel fuel. To the extent we are not successful in these negotiations, our results of operations may be adversely affected.

Difficulty in driver and independent contractor recruitment and retention may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Our independent contractors are responsible for paying for their own equipment, fuel, and other operating costs, and significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry. In addition, competition for drivers, which is always intense, continues to increase. If a shortage of drivers should continue, or if we were unable to continue to attract and contract with independent contractors, we could be forced to limit our growth, experience an increase in the number of our tractors without drivers, which would lower our profitability, or be required to further adjust our driver compensation package, which could adversely affect our profitability if not offset by a corresponding increase in rates.

We operate in a highly regulated industry and changes in regulations could have a materially adverse effect on our business.

Our operations are regulated and licensed by various government agencies, including the Department of Transportation ("DOT"). The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). On July 24, 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allows drivers to restart calculations of the weekly on-duty time limits after the driver has at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. Following a request by FMCSA for a 12-month extension of the vacated rules, the court, in an order filed on September 28, 2007, granted a 90-day stay of the mandate and directed that issuance of its ruling be withheld until

December 27, 2007, to allow FMSCA time to prepare its response. On December 17, 2007, FMCSA submitted an interim final rule, which became effective December 27, 2007 (the "Interim Rule"). The Interim Rule retains the 11 hour driving day and the 34-hour restart, but provides greater statistical support and analysis regarding the increased driving time and the 34-hour restart. On January 23, 2008, a federal court denied an advocacy group's request that it prevent FMCSA from implementing the Interim Rule. Accordingly, the Interim Rule remains in effect; though, challenges to the Interim Rule are still possible. FMCSA expects to publish a final rule later in 2008. As advocacy groups may continue to challenge the Interim Rule, a court's decision to strike down the Interim Rule could have varying effects, as reducing driving time to 10 hours daily may reduce productivity in some lanes, while eliminating the 34-hour restart could either enhance or reduce productivity in certain instances. As a result, such a ruling could decrease productivity and result in some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed, but any such proposed rules could increase costs in our industry or decrease productivity.

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

In general, the increasing burden of regulation raises our costs and lowers our efficiency. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

Federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

In addition to direct regulation by the DOT and other agencies, we are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm-water. We operate in industrial areas where truck terminals and other industrial facilities are located and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Two of our service centers are located adjacent to environmental "superfund" sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate. We also maintain bulk fuel storage and fuel islands at several of our service centers.

Our Phoenix service center is located on land identified as potentially having groundwater contamination resulting from the release of hazardous substances by persons who have operated in the general vicinity. The area has been classified as a state superfund site. We have been located at our Phoenix facility since 1990 and, during such time, have not been identified as a potentially responsible party with regard to the groundwater contamination, and we do not believe that our operations have been a source of groundwater contamination.

Our Indianapolis service center is located approximately one-tenth of a mile east of Reilly Tar and Chemical Corporation, a federal superfund site listed on the National Priorities List for clean-up. The Reilly site has known soil and groundwater contamination. There also are other sites in the general vicinity of our Indianapolis property that have known contamination. Environmental reports obtained by us have disclosed no evidence that activities on our Indianapolis property have caused or contributed to the area's contamination but it is possible that we could be responsible for clean up costs regardless.

If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business.

As we continue to expand into new regions, we may experience greater operating variances due to the seasonal pattern of the transportation industry, which may have a materially adverse effect on our operations.

Results of operations in the transportation industry frequently show a seasonal pattern, with lower revenue and higher operating expenses being common in the winter months. As we continue to expand our operations throughout the United States, we could experience greater operating variances due to periodic seasonal weather in other regions than we have previously experienced, which variance could have a materially adverse effect on our operations.

If we are unable to retain our key employees or find, develop, and retain service center managers, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees, including, but not limited to: Kevin P. Knight, our Chairman of the Board and Chief Executive Officer; Gary J. Knight, our Vice Chairman of the Board; Keith T. Knight, our Chief Operating Officer; Casey Comen, our Executive Vice President of Sales; Michael K. Liu, our President of Knight Transportation Dry Van; Erick Kutter, our President of Knight Refrigerated, LLC; Greg Ritter, our President of Knight Brokerage, LLC; and David Jackson, our Chief Financial Officer and Secretary. We currently do not have employment agreements with any of these key employees, and the loss of any of their services could negatively impact our operations and future profitability. Additionally, we must, because of our regional operating strategy, continue to find, develop, and retain service center managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to find, develop, and retain a core group of service center managers could have a materially adverse effect on our business.

We are highly dependent on a few major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from a limited number of major customers, the loss of one or more of which could have a materially adverse effect on our business. For the year ended December 31, 2007, our top 25 customers, based on revenue, accounted for approximately 36% of our revenue; our top 10 customers, approximately 22% of our revenue; and our top 5 customers, approximately 14% of our revenue. Generally, we do not have long term contractual relationships with our customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

If our investment in Transportation Resource Partners ("TRP") is not successful, we may be forced to write off part or all of our investment, which could have a materially adverse effect on our operating results.

We have invested in TRP, a company that makes privately negotiated equity investments. Due to portfolio losses in the past, we have recorded impairment charges in prior periods to reflect the other-than-temporary decrease in fair value of the portfolio. If TRP's financial position declines, we could be forced to write down all or part of our investment which could have a materially adverse effect on our operating results.

We are dependent on computer and communications systems, and a systems failure could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Phoenix, Arizona headquarters, along with computer equipment at each of our service centers. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, and other events beyond our control. In an attempt to reduce the risk of disruption to our business operations should a disaster occur, we have redundant computer systems and networks and deploy the backup systems from an alternative location. However, this alternative location may be subject to the same interruptions as may affect our Phoenix headquarters. In the event of a significant system failure, our business could experience significant disruption.

PROPERTIES

Our headquarters and principal place of business is located at 5601 West Buckeye Road, Phoenix, Arizona on approximately 75 acres. The following table provides information regarding the location of our service centers and/or offices as at December 31, 2007:

Company Location	Office	Shop	Fuel	Owned or Leased	Acres
Atlanta, GA	Yes	Yes	No	Leased	7
Boise, ID	Yes	No	No	Leased	2
Carlisle, PA	Yes	Yes	Yes	Owned	5
Charlotte, NC	Yes	Yes	Yes	Owned	13
Chicago, IL	Yes	No	No	Leased	2
Dallas, TX	Yes	No	No	Leased	1.3
Denver, CO	Yes	No	No	Leased	3
El Paso, TX	Yes	No	No	Leased	8
Green Bay, WI	Yes	No	No	Leased	2
Gulfport, MS	Yes	Yes	Yes	Owned	8
Idaho Falls, ID	Yes	Yes	Yes	Owned	6
Indianapolis, IN	Yes	Yes	Yes	Owned	9
Katy, TX	Yes	Yes	Yes	Owned	12
Kansas City, KS	Yes	Yes	Yes	Owned	15
Lakeland, FL	Yes	No	No	Leased	2
Las Vegas, NV	Yes	No	No	Leased	2
Memphis, TN	Yes	Yes	Yes	Owned	18
Minneapolis, MN	Yes	No	No	Leased	2
Ontario, CA	Yes	No	No	Leased	1
Phoenix, AZ	Yes	Yes	Yes	Owned	75
Portland, OR	Yes	Yes	Yes	Owned	7
Reno, NV	Yes	No	No	Leased	1
Richmond, VA	Yes	No	No	Leased	1.75
Seattle, WA	Yes	No	No	Leased	1.5
Salt Lake City, UT	Yes	Yes	No	Owned	15
Tulare, CA	Yes	Yes	No	Owned	23
Tulsa, OK	Yes	No	No	Owned	6

We also own and lease space in various locations for temporary trailer storage. Management believes that replacement space comparable to these trailer storage facilities is readily obtainable, if necessary. We lease excess trailer drop space at several of our facilities to other carriers.

We believe that our service centers are suitable and adequate for our present needs. We periodically seek to improve our service centers or identify other favorable locations.

LEGAL PROCEEDINGS

We are a party to ordinary, routine litigation and administrative proceedings incidental to our business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight and for personnel matters. We maintain insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matter to a vote of our security holders during the fourth quarter of 2007.

MARKET FOR COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol KNX on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported by the NYSE.

2007	High	Low
First Quarter	$20.23	$17.44
Second Quarter	$20.34	$17.78
Third Quarter	$20.00	$17.03
Fourth Quarter	$18.39	$14.53

2006	High	Low
First Quarter	$21.99	$19.05
Second Quarter	$21.42	$17.60
Third Quarter	$20.92	$15.60
Fourth Quarter	$19.35	$16.70

As of February 1, 2008, we had 73 shareholders of record. However, we believe that many additional holders of our common stock are unidentified because a substantial number of shares are held of record by brokers or dealers for their customers in street names.

Starting in December 2004, and in each consecutive quarter since, we have paid a quarterly cash dividend. From December 2004, through the first quarter of 2007, we paid a quarterly dividend of $.02 per share on our common stock. In the second quarter of 2007, we increased the quarterly cash dividend to $.03 per share and paid a similar dividend in the third and fourth quarters of 2007. Our most recent dividend, which was declared in February 2008, is scheduled to be paid in March 2008. We currently expect to continue to pay quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

In November 2007, our Board of Directors voted unanimously to authorize the repurchase of up to 3.0 million shares of our Common Stock. The repurchase authorization will continue in effect until the share limit is reached or we terminate the program. The repurchase authorization is intended to afford us the flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Repurchase of shares will be effected based upon share price and market conditions. The authorization extends to purchases of shares to prevent dilution from equity compensation awards as well as open market and negotiated transactions. We did not repurchase any shares during the fourth quarter of 2007.

See "Securities Authorized for Issuance Under Equity Compensation Plans" in this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of, and for, each of the years in the five-year period ended December 31, 2007, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

	For the Years Ended December 31, 2007, 2006, 2005, 2004 and 2003 (Dollar amounts in thousands, except per share amounts and operating data)				
	2007	2006	2005	2004	2003
Statements of Income Data:					
Revenue, before fuel surcharge	$601,359	$568,408	$498,996	$411,717	$326,856
Fuel surcharge	112,224	95,999	67,817	30,571	13,213
Total revenue	713,583	664,407	566,813	442,288	340,069
Operating expenses	611,141	544,915	465,118	362,926	280,620
Income from operations	102,442	119,492	101,695	79,362	59,449
Other income (expense)	1,983	353	1,019	398	(651)
Income before income taxes	104,425	119,845	102,714	79,760	58,798
Net income	63,123	72,966	61,714	47,860	35,458
Diluted earnings per share (1)	.72	.84	.71	.55	.41
Balance Sheet Data (at end of period):					
Working capital	$104,901	$59,389	$66,129	$63,327	$69,916
Total assets	643,364	570,219	483,827	402,867	321,226
Cash dividend per share on common stock	.11	.08	.08	.02	-
Shareholders' equity	487,550	426,095	352,928	291,017	239,923
Operating Data (Unaudited):					
Operating ratio (2)	85.6%	82.0%	82.1%	82.1%	82.5%
Operating ratio, excluding fuel surcharge (3)	83.0%	79.0%	79.6%	80.7%	81.8%
Average revenue per tractor (4)	$151,945	$160,891	$164,119	$157,563	$143,526
Average length of haul (miles)	542	561	580	556	532
Empty mile factor	12.8%	12.6%	11.7%	11.5%	10.8 %
Tractors operated at end of period (5)	3,758	3,661	3,271	2,818	2,418
Trailers operated at end of period	8,809	8,761	7,885	7,126	6,212

(1) Diluted earnings per share for 2004 and 2003 have been restated to reflect 3-for-2 stock splits on December 23, 2005 and July 20, 2004, as applicable.

(2) Operating expenses as a percentage of total revenue.

(3) Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

(4) Average revenue per tractor is based on revenue without brokerage and without fuel surcharge.

(5) Includes: (a) 231 independent contractor operated vehicles at December 31, 2007; (b) 249 independent contractor operated vehicles at December 31, 2006; (c) 237 independent contractor operated vehicles at December 31, 2005; (d) 244 independent contractor operated vehicles at December 31, 2004; and (e) 253 independent contractor operated vehicles at December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Cautionary Note Regarding Forward-Looking Statements

Except for certain historical information contained herein, the following discussion contains forward-looking statements that involve risks, assumptions, and uncertainties which are difficult to predict. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Words such as "believe," "may," "could," "expects," "hopes," "anticipates," and "likely," and variations of these words, or similar expressions, are intended to identify such forward-looking statements. Actual events or results could differ materially from those discussed in forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth above. We do not assume, and specifically disclaim, any obligation to update any forward-looking statement contained in this Annual Report.

Introduction

Business Overview

We are a transportation services provider with headquarters in Phoenix, Arizona. We transport general commodities for customers throughout the United States, generally focusing our operations on a short-to-medium length of haul. We provide regional truckload carrier services from our asset-based dry van and temperature controlled service centers, as well as brokerage services from our regional brokerage branches. The results of our brokerage activities were relatively immaterial for 2007 and, therefore, a detailed discussion of the financial results of these operations will not be separately presented.

From 2003 to 2006, we achieved substantial revenue and income growth. In 2007, our growth slowed as a result of economic conditions. Our revenue, before fuel surcharge, grew at a 16.5% compounded annual rate from $326.9 million in 2003 to $601.4 million in 2007, and our net income grew at a 15.7% compounded annual rate from $35.5 million in 2003 to $63.1 million in 2007.

During 2007, we opened eight brokerage branches and four asset-based service centers. As of December 31, 2007, we operated 31 asset-based dry van and temperature controlled service centers and 12 brokerage branches. In early 2008, we opened a brokerage branch in Gulfport, Mississippi.

Operating and Growth Strategy

Our operating strategy is focused on the following core elements:

- *Focusing on Regional Operations.* We seek to operate primarily in high density, predictable freight lanes in selected geographic regions. We believe our regional operations allow us to obtain greater freight volumes and higher revenue per mile, and also enhance safety and driver recruitment and retention.
- *Maintaining Operating Efficiencies and Controlling Costs.* We focus on operating in distinct geographic markets in order to achieve increased penetration of targeted service areas. We actively seek to control costs by, among other things, operating modern equipment, maintaining a high driver to non-driver employee ratio, and minimizing empty miles.
- *Providing a High Level of Customer Service.* We seek to compete on the basis of service, in addition to price, and offer our customers a broad range of services to meet their specific needs, including multiple stop pick ups and deliveries, on time pick ups and deliveries within narrow time frames, dedicated fleet and personnel, and specialized driver training.
- *Using Technology to Enhance Our Business.* We use technology to help us be more efficient with our equipment and our headcount. We recognize the value technology brings as an accelerator in our operations.

The primary source of our revenue growth has been our ability to open and develop regional service centers and the markets they serve in selected geographic areas and operate the service centers at or near our targeted margins within a relatively short period of time. The addition of our brokerage branches has enabled us to expand our customer service offerings by providing non-asset-based capabilities to our customers when the shipments do not fit our asset-based model. The development of our brokerage model strengthens our relationships with our customers because it provides our customers with more options and complements our existing dry van and temperature controlled truckload carrier services. Our brokerage model is also a less capital intensive way for us to grow our business. The expansion of our services represents our continued progression as we build our brand as the premier national carrier, providing local service to the markets we serve.

Revenue and Expenses

We primarily generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. We enhance our revenue by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of capacity in the trucking industry, and driver availability.

The most significant expenses in our business include fuel, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor costs, which are recorded on the "Purchased Transportation" line of our consolidated statements of income. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and depreciation of long-term assets, such as revenue equipment and service centers and the compensation of non-driver personnel. Effectively controlling our expenses is an important element of assuring our profitability. The primary measure we use to evaluate our profitability is operating ratio, excluding the impact of fuel surcharge revenue (operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge).

Recent Results of Operations and Year-End Financial Condition

Our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 were as follows:

- Revenue, before fuel surcharge, increased 5.8%, to $601.4 million from $568.4 million;
- Net income decreased 13.6%, to $63.1 million from $73.0 million; and
- Net income per diluted share decreased to $0.72 from $0.84.

In comparison to prior years, 2007 represented one of the most difficult operating environments for the execution of our business model based on leading growth and profitability. For the second consecutive year, a strong "peak" shipping season did not materialize. The industry-wide supply of truckload equipment continued to outpace the freight demand, which pressured pricing and resulted in lower equipment utilization. With a decrease in revenue per total miles and lower average miles per tractor, our average revenue per tractor per week decreased 5.6%, to $2,922 in 2007 from $3,094 in 2006. Our empty mileage factor for the year increased slightly to 12.8% in 2007, from 12.6% in 2006. Our average length of haul decreased to 542 miles during 2007, from 561 miles in 2006. The difficult freight market, rising fuel costs, increased insurance and claims expense, and softer market for used tractors and trailers all contributed to a decrease in profitability in 2007.

At December 31, 2007, our balance sheet reflected $31.3 million in cash, cash equivalents and short term investments, no debt, and shareholders' equity of $487.6 million. For the year 2007, we generated $118.4 million in cash flow from operations and used $91.9 million for net capital expenditures.

Our liquidity is not materially affected by off-balance sheet transactions. *See* Off-Balance Sheet Transactions below for a description of our off-balance sheet transactions.

Trends and Outlook

In the fourth quarter of 2007, we reduced our tractor count by approximately 100 units. For the year ended 2007, we increased our fleet by 97 tractors from 2006. In this challenging environment, we will manage our fleet size carefully and consider internal growth or contraction of our tractor fleet as events unfold. In the near term, we expect revenue growth to come primarily from our brokerage business. In addition, we have ramped up our efforts to identify acquisitions or other investment opportunities that may offer a strategic advantage. Over the long term, we are optimistic about our competitive position in the industry and expect that proper execution of our decentralized growth model will position us to emerge from the downturn with the ability to add more capacity and gain more market share. Further because of our brokerage business, we are able to add customers without adding tractor capacity.

Results of Operations

The following table sets forth the percentage relationships of our expense items to total revenue and revenue, before fuel surcharge, for each of the three fiscal years indicated below. Fuel expense as a percentage of revenue, before fuel surcharge, is calculated using fuel expense, net of surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

	2007	2006	2005
	100.0%	100.0%	100.0%
Total revenue including fuel surcharge			
Operating expenses:			
Salaries, wages and benefits	28.3	28.8	28.7
Fuel [1]	26.5	24.9	23.6
Operations and maintenance	5.5	5.4	6.1
Insurance and claims	4.5	3.9	4.4
Operating taxes and licenses	2.1	2.0	2.2
Communications	0.8	0.9	0.8
Depreciation and amortization	9.2	9.1	9.3
Lease expense – revenue equipment	0.0	0.1	0.0
Purchased transportation	7.3	6.0	5.6
Miscellaneous operating expenses	1.4	0.9	1.4
Total operating expenses	85.6	82.0	82.1
Income from operations	14.4	18.0	17.9
Net interest and other income	0.2	0.1	0.2
Income before income taxes	14.6	18.1	18.1
Income taxes	5.8	7.1	7.2
Net Income	8.8%	11.0%	10.9%

	2007	2006	2005
	100.0%	100.0%	100.0%
Revenue, before fuel surcharge			
Operating expenses:			
Salaries, wages and benefits	33.6	33.7	32.6
Fuel [2]	12.8	12.2	13.2
Operations and maintenance	6.4	6.3	6.9
Insurance and claims	5.4	4.6	5.0
Operating taxes and licenses	2.5	2.4	2.5
Communications	0.9	1.0	0.9
Depreciation and amortization	10.9	10.6	10.5
Lease expense – revenue equipment	0.1	0.1	0.0
Purchased transportation	8.7	7.0	6.4
Miscellaneous operating expenses	1.6	1.1	1.6
Total operating expenses	82.9	79.0	79.6
Income from operations	17.1	21.0	20.4
Net interest and other income	0.3	0.0	0.2
Income before income taxes	17.4	21.0	20.6
Income taxes	6.9	8.2	8.2
Net Income	10.5%	12.8%	12.4%

(1) Gross fuel expense without fuel surcharge.
(2) Net fuel expense including fuel surcharge.

A discussion of our results of operations for the periods 2007 to 2006 and 2006 to 2005 is set forth below.

Fiscal 2007 Compared to Fiscal 2006

Total revenue for 2007 increased 7.4% to $713.6 million from $664.4 million for 2006. Total revenue included $112.2 million of fuel surcharge revenue in 2007 and $96.0 million of fuel surcharge revenue in 2006. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe the relatively high fuel cost variability makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 5.8% to $601.4 million for 2007, up from $568.4 million in 2006. The increase is primarily due to the opening of eight brokerage branches and four asset-based service centers in 2007. Our average tractor fleet increased 9.7% to 3,780 tractors in 2007, from 3,446 tractors in 2006. The industry wide supply of truckload equipment outpaced demand throughout 2007, and resulted in lower equipment utilization. Declines in both revenue per mile and miles per tractor contributed to a 5.6% decline in average freight revenue per tractor per week, to $2,922 per tractor in 2007, from $3,094 per tractor in 2006. In the fourth quarter of 2007, we reduced our tractor fleet by approximately 100 tractors from the third quarter of 2007. We ended 2007 with 3,758 tractors, an increase of 97 tractors from a year ago.

Salaries, wages and benefits expense remained relatively constant as a percentage of revenue, before fuel surcharge, to 33.6% in 2007 from 33.7% in 2006. We record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, increased to 12.8% in 2007, from 12.2% in 2006. The increase in fuel expense is due to the combination of rising fuel costs and fuel mileage degradation caused by the use of ultra-low sulfur diesel fuel. The U.S. National average diesel fuel prices increased approximately $0.13 per gallon in 2007 from 2006. We maintain a fuel surcharge program to assist us in recovering a portion of increased fuel costs. We were able to off-set a portion of the rising fuel cost due to improvements in fuel surcharge revenue. For the year ended December 31, 2007, fuel surcharge was $112.2 million, compared to $96.0 million for the same period in 2006. We believe that higher fuel prices may continue to adversely affect our operating expenses throughout 2008.

Operations and maintenance expense increased as a percentage of revenue, before fuel surcharge, to 6.4% in 2007, from 6.3% in 2006. The increase is a result of lower revenue per mile. Independent contractors pay for the maintenance of their own vehicles.

Insurance and claims expense increased as a percentage of revenue, before fuel surcharge, to 5.4% for 2007, compared to 4.6% for 2006. The increase is mainly due to the settlement of certain prior year claims in amounts greater than previously anticipated.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, increased slightly to 2.5% for 2007 from 2.4% for 2006. The increase is mainly due to lower revenue per mile.

Communications expense as a percentage of revenue, before fuel surcharge, decreased to 0.9% for 2007, compared to 1.0% for 2006. The reduction in communications expense is due to contractual rate changes.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 10.9% for 2007 from 10.6% in 2006. The increase is a result of lower revenue per mile and lower miles per tractor. In the fourth quarter of 2006, we increased the estimated salvage value of our tractors and trailers from 20% to 25%, which partially off-set the increase in depreciation expense in 2007.

Lease expense for revenue equipment, as a percentage of revenue, before fuel surcharge, remained at 0.1% for both 2007 and 2006. As of December 31, 2007 we had 13 tractors under operating leases.

Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 8.7% for 2007, from 7.0% for 2006. The increase in this expense is primarily a result of the growth of our brokerage business. Excluding purchased transportation expense from our brokerage division, this expense as a percentage of revenue, before fuel surcharge, would have decreased to 4.6% in 2007, compared to 5.2% for 2006. As of December 31, 2007, our total fleet included 231 tractors owned and operated by independent contractors, compared to 249 tractors owned and operated by independent contractors at December 31, 2006. Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile basis.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 1.6% for 2007, compared to 1.1% for 2006. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment decreased nearly 42.0%, to $4.9 million for the year ended December 31, 2007, compared to $8.5 million for the year ended December 31, 2006. Excluding gains from sale of used equipment, miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, remained constant at 2.5% for the years ended December 31, 2007 and 2006.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 82.9% for 2007, compared to 79.0% for 2006.

Net interest and other income (expense) as a percentage of revenue, before fuel surcharge, increased to 0.3% for 2007, compared to less than 0.1% for 2006. In 2006 we recorded a $713,000 impairment charge relating to our investment in Transportation Resource Partners, which reduced our net interest and other income to less than 0.1% for 2006. We had no outstanding debt at December 31, 2007 or 2006.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.6% for 2007 and 39.1% for 2006.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 10.5% for 2007, compared to 12.8% in 2006.

Fiscal 2006 Compared to Fiscal 2005

Total revenue for 2006 increased 17.2% to $664.4 million from $566.8 million for 2005. Total revenue included $96.0 million of fuel surcharge revenue in 2006 and $67.8 million of fuel surcharge revenue in 2005.

Revenue, before fuel surcharge, increased 13.9% to $568.4 million for 2006, up from $499.0 million in 2005. This increase is due to a combination of fleet expansion associated with the opening of four dry van and one refrigerated regional service centers, and our purchase of most of the trucking assets of Roads West, as well as increased revenue per mile and the growth of our brokerage operations. Revenue generated from Roads West accounted for approximately $4.2 million of the total $69.4 million increase. As a result of the expansion, including the Roads West acquisition, our tractor fleet grew 11.9% to 3,661 tractors (including 249 owned by independent contractors) for 2006, up from 3,271 tractors in 2005. The growth in the fleet, along with a 3.4% increase in average revenue per total mile, resulted in a significant period-over-period improvement in freight revenue. These improvements were partially offset by a 5.2% decrease in average miles per tractor, a 7.7% increase in our percentage of non-revenue miles, and a 2.0% decrease in average revenue per tractor per week in 2006 compared to 2005.

Salaries, wages and benefits expense increased as a percentage of revenue, before fuel surcharge, to 33.7% in 2006 from 32.6% in 2005. The increase is due to the combination of driver pay rate increases implemented in 2006, and a non-cash equity based compensation expense of approximately $3.0 million for 2006, which expense was not recorded for years prior to 2006. For our drivers, we record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income. Due to fewer injury claims in fiscal year 2006, our workers' compensation expense decreased as a percentage of revenue, before fuel surcharge, to 0.8% in 2006, from 1.1% in 2005.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 12.2% in 2006, from 13.2% in 2005. This was mainly due to improved collection of fuel surcharge revenue during 2006, which offset higher fuel prices. We maintain a fuel surcharge program to assist us in recovering a portion of increased fuel costs. For the year ended December 31, 2006, fuel surcharge was $96.0 million, compared to $67.8 million for the same period in 2005. As a percentage of total revenue, including fuel surcharge, fuel expense increased to 24.9% in 2006, compared to 23.6% in 2005, as a result of higher fuel prices.

Operations and maintenance expense decreased as a percentage of revenue, before fuel surcharge, to 6.3% in 2006, from 6.9% in 2005. The decrease is primarily due to the reduction in the average age of our equipment and the increase in routine service and maintenance completed at our regional service centers. The average age of our company tractors and trailers at the end of 2006 was 1.4 years and 4.0 years, respectively, compared to 1.9 years and 4.3 years, respectively, in 2005. In addition, increased revenue per mile also contributed to a reduction in operations and maintenance expense as a percentage of revenue. Independent contractors pay for the maintenance of their own vehicles.

Insurance and claims expense decreased as a percentage of revenue, before fuel surcharge, to 4.6% for 2006, compared to 5.0% for 2005. The decrease is due to better claims experience and lower claims costs in 2006. Increased revenue per mile also improved this primarily mileage-based expense as a percentage of revenue.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.4% for 2006 from 2.5% for 2005. The decrease is mainly due to improved revenue per mile.

Communications expense as a percentage of revenue, before fuel surcharge, increased to 1.0% for 2006, compared to 0.9% for 2005. This slight increase is due to the implementation of new equipment tracking devices, for which we incur monthly service fees.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 10.6% for 2006 from 10.5% in 2005. This slight increase is due to the growth in the percentage of our fleet that is owned by us as opposed to owned by independent contractors. Effective October 1, 2006, we increased the estimated salvage value of our tractors and trailers from 20% to 25%. This decision was made during our routine, period review when we determined that the salvage values of our tractors and trailers was higher than originally expected. This determination was further based upon (i) favorable market conditions in equipment sales, (ii) a guaranteed re-purchase price with contracted dealerships, and (iii) a decrease in the average miles driven on the equipment being sold. This change in accounting estimate resulted in a decrease in depreciation expense of approximately $1.3 million for the fiscal year 2006. Excluding the impact of this change in accounting estimate, depreciation expense for 2006 would have been 10.8% of revenue before fuel surcharge. This increase is due to the growth in the percentage of our fleet that is company owned, compared to our fleet that is operated by independent contractors.

Lease expense for revenue equipment, as a percentage of revenue, before fuel surcharge, increased to 0.1% for 2006, compared to essentially zero for 2005. Prior to the acquisition of Edwards Bros., Inc. in the third quarter of 2005, we owned all of our revenue equipment and therefore did not incur lease expense for most of 2005. At year-end 2006, we had 26 tractors under operating leases.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 7.0% for 2006, from 6.4% for 2005. The increase in this category is primarily due to payments to outside carriers for transportation services arranged by our brokerage division, which began operations in the third quarter of 2005. Excluding purchased transportation expense from our brokerage division, this expense as a percentage of revenue, before fuel surcharge, would have decreased to 5.2% in 2006, compared to 6.0% for 2005. This decrease is attributed to a lower percentage of owner operator tractors being operated during 2006. As of December 31, 2006, our total fleet included 249 tractors owned and operated by independent contractors, compared to 237 tractors owned and operated by independent contractors at December 31, 2005.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, decreased to 1.1% for 2006, compared to 1.6% for 2005. Gains from sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment were $8.5 million for the year ended December 31, 2006, compared to $2.8 million for the year ended December 31, 2005. Excluding gains from sale of used equipment, miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, increased to 2.5% for the year ended December 31, 2006, compared to 2.2% for the year ended December 31, 2005. This increase is primarily due to additional expenditures related to technology improvements, consulting and professional fees, and higher allowance for doubtful accounts.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 79.0% for 2006, compared to 79.6% for 2005.

Net interest income as a percentage of revenue, before fuel surcharge, increased to 0.2% for 2006, compared to 0.1% for 2005. The average rate of return on our cash and short-term investments increased more than 100 basis points from 2006 to 2005. We had no outstanding debt at December 31, 2006 or 2005.

Other expense for 2006 was comprised of a $713,000 impairment charge relating to our investment in Transportation Resource Partners ("TRP"). Other income for 2005 was comprised of $591,000 gains resulting from the sale of our investment in Concentrek, Inc., along with a $230,000 impairment charge relating to our investment in TRP.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.1% for 2006 and 39.9% for 2005. The decrease in the effective tax rate is mainly due to hurricane tax credits, investment tax credits, and job creation and retention credits recognized in 2006. The decrease in the effective income tax rate was offset by an increase in income before tax, resulting in income tax expense as a percentage of revenue, before fuel surcharge, of 8.2% for both 2006 and 2005.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 12.8% for 2006, compared to 12.4% in 2005.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, and to a lesser extent lease financing arrangements, issuances of stocks, and borrowings under our line of credit.

Net cash provided by operating activities was approximately $118.4 million, $133.0 million, and $107.8 million for the years ended December 31, 2007, 2006, and 2005, respectively. The decrease for 2007 is mainly due to lower net income and an increase in our short-term investments.

Net cash used in investing activities was approximately $92.0 million, $145.6 million, and $104.7 million for the years ended December 31, 2007, 2006, and 2005, respectively. The decrease is mainly due to a reduction in capital expenditures for revenue equipment in 2007. Capital expenditures for the purchase of revenue equipment, net of equipment sales and trade-ins, office equipment, and land and leasehold improvements, totaled $91.9 million, $127.7 million, and $103.6 million for the years ended December 31, 2007, 2006, and 2005, respectively. In 2006, we spent approximately $15.7 million relating to the acquisition of the Roads West equipment. We currently anticipate capital expenditures, net of trade-ins, of approximately $80.0 to $90.0 million for 2008. We expect these capital expenditures will be used primarily to acquire new revenue equipment.

Net cash used in financing activities was approximately $4.3 million for the year ended December 31, 2007, compared to cash used in financing activities of approximately $4.6 million for the year ended 2006. The change primarily consisted of a $1.4 million increase in proceeds from the exercise of stock options and a $0.9 million increase in dividends paid to common stock shareholders during 2007 compared to 2006. We increased our quarterly cash dividend from $0.02 per share to $0.03 per share in the second quarter of 2007.

At December 31, 2007, we had no outstanding debt. We currently maintain a line of credit, which permits revolving borrowings and letters of credit up to an aggregate of $50.0 million. At December 31, 2007, the line of credit consisted solely of issued but unused letters of credit totaling $31.4 million. We are obligated to comply with certain financial covenants under our line of credit agreement and were in compliance with these covenants at December 31, 2007.

As of December 31, 2007, our cash, cash equivalents, and short-term investments was $31.3 million, compared to $1.6 million as of December 31, 2006. In October 2006, we used cash to acquire most of the trucking assets of Roads West, which accounted for the low cash balance at December 31, 2006. We believe that we will be able to finance our near term needs for working capital over the next 12 months, as well as acquisitions of revenue equipment during such period, with cash flows from operations and borrowing available under our existing line of credit. We will continue to have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock, and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, anticipated future cash flows, and sources of financing that we expect will be available to us, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, periodically we have utilized operating leases to finance a portion of our revenue equipment acquisitions. At December 31, 2007, we had 13 tractors held under operating leases with varying termination dates ranging from January 2009 to August 2009. Future operating lease commitments for revenue equipment, as of December 31, 2007, were $439,000 with $215,000 due in the next 12 months. The effective annual interest rate for these operating leases is 6.7%. Lease payments with respect to such vehicles are reflected in our Consolidated Statements of Income in the line item "Lease expense - revenue equipment." Our rental expense related to revenue equipment leases was $350,000, $431,000, and $183,000 for the periods ended December 31, 2007, 2006, and 2005, respectively.

We also use operating leases to lease locations for certain of our terminal facilities and for temporary trailer storage. These operating leases have termination dates ranging from January 2008 through December 2013. Rental payments for such terminal facilities and trailer storage are reflected in our Consolidated Statements of Income in the line item "Miscellaneous operating expenses." Rental payments for our terminal facilities and trailer storage was $1.6 million for the periods ended December 31, 2007 and 2006, and $1.5 million for the period ended December 31, 2005.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2007, our contractual obligations and payments due by corresponding period for our short and long term operating expenses and other commitments.

	Payments (in millions) due by period					
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Purchase obligations (revenue equipment) [1]	$70.0	$70.0	-	-	-	-
Investment in Transportation Resource Partners	$1.0	$1.0	-	-	-	-
Operating Leases – Revenue Equipment	$0.4	$0.2	$0.2	-	-	-
Operating Leases – Terminal Building	$2.9	$1.1	$1.6	$0.2	-	-
FIN 48 Obligations, including interest and penalties [2]	$0.3	-	-	-	-	$0.3
Total	$74.6	$72.3	$1.8	$0.2	-	$0.3

(1) Our purchase commitments for revenue equipment are currently under negotiation. Upon execution of the purchase commitments, we anticipate that purchase commitments under contract will have a net purchase price of approximately $70.0 million and will be paid throughout 2008.

(2) FIN48 Obligations represent potential liabilities relating to uncertain tax positions. We are uncertain when this liability will be settled.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP") requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is calculated by the straight-line method over the estimated useful life, which ranges from three to 30 years, down to an estimated salvage value of the property and equipment, which ranges from 10% to 30% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. On October 1, 2006, we increased the estimated salvage value of our tractors and trailers from 20% to 25%. This decision was made during our routine, periodic review when we determined that the salvage value of our tractors and trailers was higher than originally expected. This determination was further based upon (i) favorable market conditions in equipment sales, (ii) a guaranteed re-purchase price with contracted dealerships, and (iii) a decrease in the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value that is not reflected in our estimates, could have a material effect in our results of operations. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our property and equipment may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts may not be recoverable, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the property and equipment to the fair value and recognize any impairment loss.

Claims Accrual. Reserves and estimates for claims is another of our critical accounting policies. The primary claims arising for us consist of cargo liability, personal injury, property damage, collision and comprehensive, workers' compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of the self-insurance amounts. The claims reserves are adjusted quarterly and represent accruals for the estimated self-insured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention, we also must make judgments concerning our coverage limits. If any claim was to exceed our coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Accounting for Income Taxes. Income taxes are accounted for under the asset and liability method, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS109"), as amended. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period.

Management judgment also is required regarding a variety of other factors, including, the appropriateness of tax strategies, expected future tax consequences based on our future performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. Further information related to the implementation is discussed in Note 3 to the consolidated financial statements.

Share-Based Payments. We have stock options outstanding under our stock compensation plan. Exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed ten years from the date of the grant.

The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 8. The fair value of our stock options, which typically vest ratably over a five-year period, is expensed on a straight-line basis over the vesting life of the options. Expected volatility is based on historical volatility of our stock. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. Management judgment is required to estimate stock option exercises and forfeitures within our valuation model and management bases such decisions on historical data. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.

New Accounting Pronouncements

See Note 1 for discussion of recently-issued accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk changes in interest rates on debt and from changes in commodity prices.

Under Financial Accounting Reporting Release Number 48 and SEC rules and regulations, we are required to disclose information concerning market risk with respect to foreign exchange rates, interest rates, and commodity prices. We have elected to make such disclosures, to the extent applicable, using a sensitivity analysis approach based on hypothetical changes in interest rates and commodity prices.

We do not currently use derivative financial instruments for risk management purposes and do not use them for either speculation or trading. Because our operations are confined almost entirely to the United States, we are not subject to a material foreign currency risk.

Interest Rate Risk

We are subject to interest rate risk to the extent we borrow against our line of credit or incur debt. We attempt to manage our interest rate risk by managing the amount of debt we carry. At December 31, 2007, we did not have any outstanding borrowings. In the opinion of management, an increase in short-term interest rates could have a materially adverse effect on our financial condition only if we incur substantial indebtedness and the interest rate increases are not offset by freight rate increases or other items. Management does not foresee or expect in the near future any significant changes in our exposure to interest rate fluctuations or in how that exposure is managed by us.

Commodity Price Risk

We are subject to commodity price risk with respect to purchases of fuel. Historically, we have sought to recover a portion of our short-term fuel price increases from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset an increase in the cost of diesel fuel. We believe that the majority of the fuel price increases are generally passed to our customers.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheets of Knight Transportation, Inc. and subsidiaries, as of December 31, 2007 and 2006, and the related consolidated balance sheets, statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, together with the related notes, the report of Deloitte & Touche LLP, our independent registered public accounting firm for the years ended December 31, 2007, 2006, and 2005 are set forth at pages F-1 through F-19, elsewhere in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We did not change or have any disagreements with our accountants on accounting and financial disclosure during the year ended December 31, 2007.

CONTROLS AND PROCEDURES

In accordance with the requirements of the Exchange Act and SEC rules and regulations promulgated thereunder, we have established and maintain disclosure controls and procedures and internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error, misstatements, or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Evaluation of Disclosure Controls and Procedures.

We have established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, as of December 31, 2007, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

No changes occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2007, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-(f) promulgated under the Exchange

Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the criteria set forth in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche, LLP, an independent registered accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the internal control over financial reporting of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standard No. 123(R), *Share-Based Payments*, using the modified prospective method in 2006 and the adoption of the provisions of the Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in 2007.

Deloitte & Touche LLP

Phoenix, Arizona
February 29, 2008

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information contained under the headings "Proposal No. 1 - Election of Directors," "Continuing Directors," "Corporate Governance - Our Executive Officers and Certain Significant Employees," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Audit Committee," "Corporate Governance - Compliance with Section 16(a) of the Exchange Act," and "Corporate Governance - Code of Ethics," from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2008 Annual Meeting of Shareholders to be held May 22, 2008.

EXECUTIVE COMPENSATION

We incorporate by reference the information contained under the headings "Executive Compensation," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Interlocks and Insider Participation," and "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Report" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2008 Annual Meeting of Shareholders to be held May 22, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information, as of December 31, 2007, with respect to our compensation plans and other arrangements under which shares of our common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,182,780	$14.06	2,152,698
Equity compensation plans not approved by security holders	-	-	-
Total	4,182,780	$14.06	2,152,698

We incorporate by reference the information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2008 Annual Meeting of Shareholders to be held May 22, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information contained under the headings "Certain Relationships and Related Transactions," and "Corporate Governance - The Board of Directors and Its Committees" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2008 Annual Meeting of Shareholders to be held May 22, 2008.

PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference the information contained under the heading "Principal Accounting Fees and Services" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2008 Annual Meeting of Shareholders to be held May 22, 2008.

FINANCIAL STATEMENTS

Our audited consolidated financial statements are set forth on the following pages of this report:

ADDITIONAL INFORMATION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), *Share-Based Payment*, using the modified prospective method. In addition, as discussed in Note 3 to the consolidated financial statements, as of January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Phoenix, AZ
February 29, 2008

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2007 and 2006
(In thousands)

Assets	2007	2006
Current Assets:		
Cash and cash equivalents	$23,688	$1,582
Short term investments	7,620	-
Trade receivables, net of allowance for doubtful accounts of $2,429 and $2,154, respectively	88,535	85,350
Notes receivable, net of allowance for doubtful notes receivable of $79 and $140, respectively	19	341
Prepaid expenses	8,776	8,342
Other current assets	24,994	16,613
Income tax receivable	3,558	-
Deferred tax assets	10,157	8,759
Total current assets	167,347	120,987
Property and Equipment:		
Land and land improvements	26,878	21,778
Buildings and improvements	46,685	38,656
Furniture and fixtures	6,910	6,410
Shop and service equipment	3,935	3,738
Revenue equipment	521,085	496,117
Leasehold improvements	776	516
	606,269	567,215
Less: accumulated depreciation and amortization	(146,721)	(133,387)
Property and equipment, net	459,548	433,828
Notes receivable, net of current portion	887	348
Goodwill	10,372	10,256
Intangible assets, net	238	300
Other long-term assets & restricted cash	4,972	4,500
Total assets	$643,364	$570,219

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2007 and 2006
(In thousands, except par value)

Liabilities and Shareholders' Equity	2007	2006
Current Liabilities:		
Accounts payable	$17,744	$13,077
Accrued payroll and purchased transportation	7,992	7,411
Accrued liabilities	8,048	15,184
Claims accrual	28,662	25,926
Total current liabilities	62,446	61,598
Deferred tax liabilities	93,368	82,526
Total liabilities	155,814	144,124
Commitments and Contingencies (Note 4)		
Shareholders' Equity:		
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 100,000 shares authorized; 86,697 and 86,111 shares issued and outstanding at December 31, 2007 and 2006, respectively	867	861
Additional paid-in capital	102,450	94,220
Retained earnings	384,233	331,014
Total shareholders' equity	487,550	426,095
Total liabilities and shareholders' equity	$643,364	$570,219

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands, except per share data)

	2007	2006	2005
Revenue:			
Revenue, before fuel surcharge	$601,359	$568,408	$498,996
Fuel surcharge	112,224	95,999	67,817
Total revenue	713,583	664,407	566,813
Operating Expenses:			
Salaries, wages and benefits	201,856	191,550	162,778
Fuel	189,055	165,594	133,469
Operations and maintenance	39,083	35,881	34,449
Insurance and claims	32,440	26,189	25,159
Operating taxes and licenses	14,754	13,507	12,412
Communications	5,539	5,649	4,267
Depreciation and amortization	65,688	60,387	52,603
Lease expense - revenue equipment	350	431	183
Purchased transportation	52,370	39,937	31,787
Miscellaneous operating expenses	10,006	5,790	8,011
Total operating expenses	611,141	544,915	465,118
Income from operations	102,442	119,492	101,695
Other Income (expense):			
Interest income	1,315	1,067	658
Interest (expense)	-	(1)	-
Other income (expense)	668	(713)	361
Total other income	1,983	353	1,019
Income before income taxes	104,425	119,845	102,714
Income Taxes	(41,302)	(46,879)	(41,000)
Net income	$63,123	$72,966	$61,714
Basic Earnings Per Share	$0.73	$0.85	$0.72
Diluted Earnings Per Share	$0.72	$0.84	$0.71
Weighted Average Shares Outstanding - Basic	86,391	85,802	85,302
Weighted Average Shares Outstanding - Diluted	87,240	87,040	86,647

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	Common Stock (a)				
	Shares Issued	Amount	Additional Paid-in Capital (a)	Retained Earnings	Total
Balance, January 1, 2005	84,995	850	81,834	208,333	291,017
Exercise of stock options	669	7	2,786	-	2,793
Issuance of common stock	2	-	35	-	35
Tax benefit of stock option exercises	-	-	2,493	-	2,493
Cash dividend	-	-	-	(5,124)	(5,124)
Net income	-	-	-	61,714	61,714
Balance, December 31, 2005	85,666	857	87,148	264,923	352,928
Exercise of stock options	440	4	2,445	-	2,449
Issuance of common stock	5	-	80	-	80
Tax benefit of stock option exercises	-	-	1,542	-	1,542
Employee stock-based compensation expense	-	-	3,005	-	3,005
Cash dividend	-	-	-	(6,875)	(6,875)
Net income	-	-	-	72,966	72,966
Balance, December 31, 2006	86,111	861	94,220	331,014	426,095
Exercise of stock options	577	6	3,822	-	3,828
Issuance of common stock	9	-	174	-	174
Excess tax benefit of stock option exercises	-	-	1,604	-	1,604
Employee stock-based compensation expense	-	-	2,630	-	2,630
FIN48 adoption	-	-	-	(394)	(394)
Cash dividend	-	-	-	(9,510)	(9,510)
Net income	-	-	-	63,123	63,123
Balance, December 31, 2007	86,697	$867	$102,450	$384,233	$487,550

(a) Common stock and additional paid-in capital have been restated to reflect a 3-for-2 stock split on December 23, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash Flows From Operating Activities:			
Net income	$63,123	$72,966	$61,714
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	65,688	60,387	52,603
Gain on sale of equipment	(4,927)	(8,461)	(2,803)
Gain on sale of investment	-	-	(591)
Earn-out on sold investment	(188)	-	-
Building impairment due to fire	412	-	-
Impairment of investment	-	713	230
Non-cash compensation expense for issuance of common stock to certain members of board of directors	174	80	35
Provision for allowance for doubtful accounts and notes receivable	213	360	(45)
Deferred income taxes	9,604	5,423	1,292
Tax benefit on stock option exercises	-	-	2,493
Excess tax benefits related to stock-based compensation	(1,431)	(1,542)	-
Stock option compensation expense	2,630	3,005	-
Changes in assets and liabilities:			
(Increase) decrease in short-term investments	(7,620)	2,278	(76)
Increase in trade receivables	(3,460)	(5,980)	(17,810)
Decrease (increase) in inventories and supplies	159	(563)	(1,023)
Increase in prepaid expenses	(434)	(992)	(1,762)
(Increase) decrease in income tax receivable	(3,558)	-	3,216
Increase in other assets	(415)	(178)	(121)
Increase in accounts payable	1,161	596	33
(Decrease) increase in accrued liabilities and claims accrual	(2,768)	4,938	10,379
Net cash provided by operating activities	118,363	133,030	107,764
Cash Flows From Investing Activities:			
Purchases of property and equipment	(135,219)	(175,221)	(116,586)
Proceeds from sale of equipment/assets held for sale	43,355	47,496	13,003
(Increase) decrease in notes receivable	(156)	314	(323)
Acquisition-related contingent payment	(135)	(320)	-
Payment made for acquisitions of businesses	-	(15,709)	(3,284)
Restricted cash	-	(384)	(211)
Investments in Transportation Resource Partners	(488)	(1,836)	(1,496)
Return of investment in Transportation Resource Partners	449	-	-
Proceeds from sale of investment in Knight Flight Services	-	-	1,388
Proceeds/earn-out from sale of investment in Concentrek, Inc.	188	-	2,836
Net cash used in investing activities	(92,006)	(145,660)	(104,673)
Cash Flows From Financing Activities:			
Dividends paid	(9,510)	(8,588)	(3,411)
Advance on line of credit	-	4,500	-
Repayment on line of credit	-	(4,500)	-
Payment of notes payable acquired	-	-	(6,819)
Excess tax benefits related to stock-based compensation	1,431	1,542	-
Proceeds from exercise of stock options	3,828	2,449	2,793
Net cash used in financing activities	(4,251)	(4,597)	(7,437)
Net increase (decrease) in Cash and Cash Equivalents	22,106	(17,227)	(4,346)
Cash and Cash Equivalents, beginning of year	1,582	18,809	23,155
Cash and Cash Equivalents, end of year	$23,688	$1,582	$18,809
Supplemental Disclosures:			
Non-cash investing and financing transactions:			
Equipment acquired included in accounts payable	$10,424	$6,917	$1,901
FIN 48 adoption tax liability	$394	-	-
Cash flow information:			
Income taxes paid	$38,330	$39,359	$30,410

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

a. Nature of Business

Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the Company) is a short to medium-haul truckload carrier of general commodities headquartered in Phoenix, Arizona. The Company also has service centers located throughout the United States. The Company provides truckload carrier dry van, temperature controlled, and brokerage services. The Company is subject to regulation by the Department of Transportation and various state regulatory authorities.

b. Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include Knight Transportation, Inc., and its wholly owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents is comprised of short-term highly liquid instruments with insignificant interest rate risk and original maturities of three months or less. The Company classifies investments in Variable Rate Demand Notes as cash and cash equivalents on its Consolidated Balance Sheets.

Short-term Investments - Short-term investments is comprised of trading marketable debt securities with original maturities of greater than three months and represent an investment of cash that is available for current operations. These investments are recorded at fair value with realized and unrealized gains and losses included in interest income on the attached consolidated statements of income.

Notes Receivable - Included in notes receivable are amounts due from independent contractors under a program whereby the Company finances tractor purchases for its independent contractors. These notes receivable are collateralized by revenue equipment and are due in weekly installments, including principal and interest payments, from 10% to 12%, over periods generally ranging from three to five years. We had 28 and 41 loans outstanding from independent contractors as of December 31, 2007, and 2006, respectively. Our notes receivable balances are classified separately between current and long-term on our balance sheet. The current and long-term balance of our notes receivable at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)	
Current portion of notes receivable	$98	$481
Allowance for doubtful notes receivable	(79)	(140)
Net current portion of notes receivable	19	341
Long-term portion	887	348
Total notes receivable balance	906	689

Other Current Assets - Other current assets are primarily comprised of assets held for sale, along with inventories and supplies consisting of tires and spare parts. The Company had $21.2 million and $12.7 million of revenue equipment that will not be utilized in continuing operations and is being held for sale as of December 31, 2007 and 2006, respectively. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated value or fair market value less selling costs. The Company periodically reviews the carrying value of these assets for possible impairment. No impairments were recorded in 2007. The Company expects to sell these assets and replace them with new assets within 12 months.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment are calculated by the straight-line method over the following estimated useful lives:

	Years
Land improvements	5-10
Buildings and improvements	15-30
Furniture and fixtures	3-5
Shop and service equipment	2-5
Revenue equipment	5-10
Leasehold improvements	3

The Company expenses repairs and maintenance as incurred. For the years ended December 31, 2007, 2006, and 2005, repairs and maintenance expense totaled approximately $18.1 million, $17.6 million, and $19.5 million, respectively, and is included in operations and maintenance expense in the accompanying consolidated statements of income.

The Company periodically reviews the reasonableness of its estimates regarding useful lives and salvage values for revenue equipment and other long-lived assets based upon, among other things, the Company's experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. In the fourth quarter of 2006, the Company changed the salvage values of tractors and trailers from 20% to 25%. This determination was based upon (i) favorable market conditions in equipment sales, (ii) a guaranteed re-purchase price with contracted dealerships, and (iii) a decrease in the average miles driven on the equipment being sold, in light of the fact that used equipment sales are more sensitive to miles driven, rather than months in-service, and the average miles per tractor decreased 5.2% in 2006 compared to 2005. This change in accounting estimate resulted in a decrease in depreciation expense and an increase in income from operations of approximately $1.3 million for fiscal year 2006.

Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

Restricted Cash - In connection with the Company's self-insured workers compensation program, $595,000 has been set aside in an escrow account to meet statutory requirements. This cash is recorded under the line item "Other long-term assets & restricted cash" on the Company's consolidated balance sheets.

Other Long-term Assets & Restricted Cash include:

	2007	2006
	(In thousands)	
Investment in Transportation Resource Partners	$3,757	$3,239
Restricted Cash	595	595
Other	620	666
	$4,972	$4,500

In 2003, the Company signed a partnership agreement with Transportation Resource Partners ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to pledge $5.0 million out of approximately $260.0 million total, for a 1.9% ownership interest. In early 2006, the Company increased the commitment amount to $5.5 million. Contributions to TRP are accounted for using the cost method. In 2007 the Company contributed $488,000 in working capital to TRP, which leaves an approximately $1.0 million outstanding commitment at December 31, 2007. In 2007 the Company also received $449,000 of proceeds from TRP as a result of a recapitalization in one of the equity investments. These proceeds are treated as a return of investment. At December 31, 2007, the Company's ownership interest in TRP was approximately 2.1%.

Impairment of Long-Lived Assets - Statement of Financial Accounting Standard ("SFAS") No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* provides a single accounting model for the assessment of impairment of long-lived assets. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets classified as held for sale are presented in the Company's consolidated balance sheets at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The revenue equipment classified as held for sale is presented in "other current assets" on the Company's consolidated balance sheets. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to continue to achieve profitability in order to meet its obligations when they become due. In the opinion of management, based upon current information, the carrying amount of long-lived assets will be recovered by future cash flows generated through the use of such assets over their respective estimated useful lives.

Goodwill & Intangibles, net - Goodwill is not amortized but is reviewed for impairment at least annually (December 31), or more frequently should any of the circumstances as listed in Statement of Financial Accounting Standard ("SFAS") No. 142 *Goodwill and Other Intangible Assets* occur. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed this annual test as of December 31, 2007, and no adjustment was determined to be necessary.

During fiscal year 2006, the Company recorded approximately $1.8 million of goodwill and $310,000 finite lived intangible assets in connection with the acquisition of most of the trucking assets of Roads West. In 2007, the Company paid Roads West $135,000 for an earn-out, representing the final earn-out under the purchase agreement. The earn-out paid in 2007 was recorded as additional goodwill related to this acquisition. The basis of goodwill for tax purposes was determined to be in excess of the book basis of goodwill. Under this circumstance, SFAS No. 109 requires that the goodwill be separated into two components. The first component is equivalent to book goodwill and future tax amortization of this component is treated as a temporary difference, for which a deferred tax liability is established. The second component is the excess tax goodwill over the book goodwill, for which no deferred taxes are recognized. The tax benefit from the recognition on the tax return of the amortization of the second component is treated as a reduction in the book basis of goodwill. The finite lived intangible portion will be amortized using the straight-line method over a five year period.

The changes in the carrying amounts of goodwill were as follows:

	2007	2006
	(In thousands)	
Goodwill at beginning of period	$10,256	$8,119
Additions/earn-out for Roads West	135	1,817
Additions for Edward Bros.	-	320
Amortization relating to deferred tax assets	(19)	-
Goodwill at end of period	$10,372	$10,256

Intangible assets consist of the following:

	2007	2006
	(In thousands)	
Intangible assets at beginning of period	$300	-
Additions for Roads West	-	310
Amortization	(62)	(10)
Intangible assets at end of period	$238	$300

Intangible assets are being amortized straight-line over a five year period. Annual amortization expense is expected to be $62,000 for fiscal years 2008 to 2010 and $52,000 for fiscal year 2011.

Claims Accrual - The claims reserves represent accruals for the estimated uninsured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. These estimates are based on historical information, primarily the Company's claims experience and the experience of the Company's third party administrator, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The significant level of the Company's self-insured retention for personal injury and property damage claims illustrates the importance and potential impact of these estimates. *See* Note 5 for additional information.

Revenue Recognition - The Company recognizes revenues, for both asset-based and non-asset-based operations, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. These conditions are met upon delivery.

Income Taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance for deferred tax assets has not been deemed necessary due to the Company's profitable operations.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Financial Instruments - The Company's financial instruments include cash equivalents, short-term investments, trade receivables, notes receivable and accounts payable. Due to the short-term nature of cash equivalents, short-term investments, trade receivables and accounts payable, the fair value of these instruments approximates their recorded value. The fair value of notes receivable approximates market value. The Company does not have material financial instruments with off-balance sheet risk, with the exception of operating leases. *See* Note 4 for additional information.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and notes receivable. The Company's three largest customers for each of the years 2007, 2006, and 2005, aggregated approximately 10%, 10%, and 11% of revenues, respectively. Balances due from the three largest customers account for approximately 9.4% of the total trade receivable balance as of December 31, 2007. Revenue from the Company's single largest customer represented approximately 4%, 4%, and 5% of revenues for each of the years 2007, 2006, and 2005, respectively. Balance due from the largest customer accounts for approximately 4.3% of the total trade receivable balance as of December 31, 2007.

Recapitalization and Stock Split - On October 14, 2005 the Board of Directors approved a three-for-two stock split, effected in the form of a 50% stock dividend. The stock split occurred on December 23, 2005, to all shareholders of record as of the close of business on November 30, 2005. This stock split has been given retroactive recognition for all periods ending prior to December 31, 2005 presented in the accompanying consolidated financial statements. All share amounts and earnings per share amounts for those same periods have also been retroactively adjusted to reflect the stock split.

Earnings Per Share - A reconciliation of the numerator (net income) and denominator (weighted average number of shares outstanding) of the basic and diluted earnings per share ("EPS") computations for 2007, 2006, and 2005 are as follows (in thousands, except per share data):

	2007			2006			2005		
	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$63,123	86,391	$0.73	$72,966	85,802	$0.85	$61,714	85,302	$0.72
Effect of stock options	-	849	-	-	1,238	-	-	1,345	-
Diluted EPS	$63,123	87,240	$0.72	$72,966	87,040	$0.84	$61,714	86,647	$0.71

Certain shares of common stock were excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be anti-dilutive. A summary of those options for the twelve months ended December 31, 2007 and 2006, respectively, is as follows:

	2007	2006
Number of anti-dilutive shares	1,253,415	34,750

Segment Information – The Company has determined that it has two operating segments. The Company's operating segments consist of (i) a truckload transportation (asset-based) segment and (ii) a brokerage segment (non-asset-based). The truckload transportation segment includes dry van and temperature controlled operations with service centers located throughout the United States. Each of the asset-based service centers have similar economic characteristics, as they all provide short-to-medium haul truckload carrier services of general commodities to a similar class of customers. As a result, the Company has determined that it is appropriate to aggregate these service centers into one reportable segment consistent with the guidance in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, the Company has not presented separate financial information for each of these service centers. The Company has determined that its brokerage subsidiary qualifies as an operating segment under SFAS No. 131. However, because its results of operations are not material to the Company's consolidated financial statements as a whole and it does not meet any of the quantitative tests for reportable segments set out in SFAS No. 131, the Company has not presented separate financial information for this segment. For the year ended December 31, 2007, the brokerage segment accounted for 4.0% of the Company's consolidated revenue, 1.0% of the Company's consolidated net income, and less than 1.0% of the Company's consolidated assets.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the effect of SFAS No. 157, if any, on their consolidated financial statements; however, it is not expected to have a material impact on the consolidated results.

The Company adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109"* ("FIN 48") on January 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in a company's income tax returns. *See* Note 3 Income Taxes for the cumulative effect of FIN 48 adoption.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB 51"* ("SFAS No. 160"). This statement amends ARB 51 and revises accounting and reporting requirements for noncontrolling interests (formerly minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption at January 1, 2009, noncontrolling interests will be classified as equity, and income attributed to the noncontrolling interest will be included in the Company's income. The provisions of this standard are applied retrospectively upon adoption. The Company is currently evaluating the impact of adopting SFAS No. 160 on their consolidated financial statements; however, the Company does not expect it will have a material impact on the consolidated results.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"*, ("SFAS No. 141(R)"). SFAS No. 141(R) clarifies and amends the accounting guidance for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of SFAS No. 141(R) are effective for any business combinations occurring on or after January 1, 2009.

2. Line of Credit and Long-Term Debt

The Company had no long-term debt at December 31, 2007. The Company maintains a revolving line of credit, with a maturity date of September 30, 2008, which permits revolving borrowings and letters of credit (*See* Note 5) totaling $50.0 million in the aggregate, with principal due at maturity and interest payable monthly at two options (prime or LIBOR plus 0.625%). At December 31, 2007, there were no outstanding revolving borrowings on the line of credit and issued but unused letters of credit under the line of credit totaled $31.4 million.

Under the line of credit, the Company is required to maintain certain financial ratios and other certain covenants relating to corporate structure, ownership, and management. The Company was in compliance with its financial debt covenants at December 31, 2007.

3. Income Taxes

Income tax expense consists of the following (in thousands):

	2007	2006	2005
Current income taxes:			
Federal	$27, 238	$36,358	$35,524
State	4,460	5,098	4,184
	31,698	41,456	39,708
Deferred income taxes:			
Federal	7,712	4,479	1,441
State	1,892	944	(149)
	9,604	5,423	1,292
	$41,302	$46,879	$41,000

The effective income tax rate is different than the amount which would be computed by applying statutory corporate income tax rates to income before income taxes. The differences are summarized as follows (in thousands):

	2007	2006	2005
Tax at the statutory rate (35%)	$36,549	$41,946	$35,950
State income taxes, net of federal benefit	3,394	3,895	4,035
Other, net	1,359	1,038	1,015
	$41,302	$46,879	$41,000

The net effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Short-term deferred tax assets:		
Claims accrual	$10,579	$9,312
Other	2,177	1,945
	$12,756	$11,257
Short -term deferred tax liabilities:		
Prepaid expenses deducted for tax purposes	(2,599)	(2,498)
Short-term deferred tax assets, net	$10,157	$8,759
Long-term deferred tax liabilities:		
Property and equipment depreciation	$93,368	$82,526

Included in the Company's consolidated balance sheets at December 31, 2007 is approximately $3.6 million for income tax receivable. In management's opinion, it is more likely than not that the Company will be able to utilize its deferred tax assets in future periods.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") effective January 1, 2007. This interpretation was issued to clarify accounting for income taxes recognized in financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. As a result of FIN 48 implementation, at January 1, 2007, the Company recorded a $394,000 net decrease in retained earnings. As of the date of adoption, and after accounting for the cumulative effect of the adjustment noted above, the Company's unrecognized tax benefits as of January 1, 2007, totaled approximately $405,000. During the third quarter of 2007, the Company resolved certain tax positions relating to the 2006 tax year, leaving unrecognized tax benefits of approximately $195,000 as of December 31, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Unrecognized Tax Benefits:	Amount (in thousands)
Balance at January 1, 2007	$405
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(210)
Lapse of statute	-
Settlements	-
Balance at December 31, 2007	$195

The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods was approximately $126,000 as of December 31, 2007.

Potential interest and penalties accrual related to unrecognized tax benefits are recognized as a component of income tax expense. During 2007, the Company accrued $16,000 for interest and nothing for penalties relating to unrecognized tax benefits. Accrued interest and penalties as of December 31, 2007 were $47,000 and $49,000, respectively.

The Company files U.S. and state income tax returns with varying statutes of limitations. The 2004 through 2007 tax years generally remain subject to examination by federal authority, and the 2003 through 2007 tax years generally remain subject to examination by state tax authorities. The Company does not believe the unrecognized tax benefits will change significantly over the next 12 months.

4. Commitments and Contingencies

a. Purchase Commitments

The Company's purchase commitments for revenue equipment are currently under negotiation. Upon execution of the purchase commitments, the Company anticipates that purchase commitments under contract will have a net purchase price of approximately $70.0 million and will be paid throughout 2008.

b. Investment Commitments

In 2003, the Company signed a partnership agreement with Transportation Resource Partner (TRP), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to pledge $5.0 million to TRP. In 2006, the Company increased the commitment amount to $5.5 million. In 2007, the Company contributed approximately $488,000 in working capital to TRP, and also received $449,000 of proceeds from TRP as a result of a recapitalization in one of the equity investments. At December 31, 2007, the Company's carrying book balance of its investment in TRP was $3.8 million and its outstanding commitment to TRP was approximately $1.0 million.

c. Operating Leases

The Company leases certain revenue equipment under non-cancelable operating leases. Rental expense for these leases is reflected as an operating expense under "Lease expense - revenue equipment" on the Company's consolidated statements of income. Rent expense related to these lease agreements totaled approximately $0.4 million, $0.4 million, and $0.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Future lease payments under non-cancelable operating leases are as follows:

Year Ended December 31,	Amount (in thousands)
2008	$215
2009	$224
Total	$439

The Company also leases certain service center building facilities under non-cancelable operating leases. Rental expense for these facilities is included as an operating expense under "Miscellaneous operating expenses" on the Company's consolidated statements of income. Building rental expense related to these lease agreements totaled approximately $1.6 million, $1.6 million, and $1.5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Future service center building lease payments under non-cancelable operating leases are as follows:

Year Ended December 31,	Amount (in thousands)
2008	$1,070
2009	731
2010	479
2011	359
2012	266
2013	22
Total	$2,927

d. Other

The Company is involved in certain legal proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under any currently pending or threatened legal proceedings will not have a material adverse effect upon the Company's financial position or results of operations.

5. Claims Accrual

The primary claims arising for the Company consist of auto liability (personal injury and property damage), cargo liability, collision, comprehensive and workers' compensation. For 2007, the Company was self-insured for personal injury and property damage liability, cargo liability, collision and comprehensive, with a self retention level of $1.5 million per occurrence. For the policy year beginning February 1, 2007, the Company assumed responsibility for an additional $1.5 million in "aggregate" losses for claims that exceed the $1.5 million retention in return for lower premiums. For the policy year commencing February 1, 2008, the Company's self retention decreased from $1.5 million to $1.0 million and the Company's additional assumed responsibility of $1.5 million in aggregate losses for claims that exceed the former $1.5 million retention was correspondingly reduced to $1.0 million in aggregate losses for claims that exceed the $1.0 million retention. The Company is also self insured for worker's compensation, with self-retention level of $500,000 per occurrence for 2007 and 2008. The Company establishes reserves to cover these self-insured liabilities and maintains insurance to cover liabilities in excess of those amounts. The Company's insurance policies for 2007 provided for excess personal injury and property damage liability up to a total of $55.0 million per occurrence. Liabilities in excess of the self-insured amounts are collateralized by letters of credit totaling $31.4 million. These letters of credit reduce the available borrowings under the Company's line of credit (*See* Note 2).

The Company also maintains excess coverage for employee medical expenses and hospitalization. The self retention amount for employee medical health was $225,000 per claimant for 2007 and will remain at this amount for 2008.

6. Related Party Transactions

During 2007, 2006, and 2005, the Company paid approximately $207,000, $163,000, and $144,000, respectively, for legal services to a firm that employs a former member of the Company's Board of Directors. In November 2007, this member resigned from the Company's Board of Directors, but will remain securities and merger and acquisition counsel to the Company and will also serve as a strategic legal advisor to the Board.

In September 2005, the Company sold 100% of its investment interest in Concentrek. In April 1999, the Company acquired a 17% interest in Concentrek and Randy, Kevin, Gary, and Keith Knight, and members of Concentrek's management, owned the remaining 83%. The Company made loans to Concentrek to fund start-up costs. The Company received proceeds from the sale that satisfied all outstanding loans and investments in Concentrek, resulting in a net gain of approximately $600,000 in 2005. In 2007, the Company received $188,000 from Concentrek as an earn-out.

In September 2005, the Company purchased land and a building from a member of its Board of Directors for $4.5 million. The facility purchased is located in Phoenix, Arizona and contains the Company's corporate headquarters, along with several operating divisions. Prior to this purchase, the Company had been leasing this facility from the board member since the Company's inception in 1989. This facility also has additional space which is under long-term rental agreements with unrelated parties. These lease agreements have been assigned to the Company as part of the purchase agreement.

In June 2005, the Company sold 100% of its investment interest in Knight Flight Services, LLC ("Knight Flight") (*See* Note 1 Other Assets). This investment was sold to related parties at its book value of $1,387,700, resulting in no gain or loss on this transaction. During 2005, the Company paid approximately $404,000 for travel services for its employees to Knight Flight.

7. Shareholders' Equity

During 2007, 2006, and 2005, certain non-employee Board of Director members received annual director fees through the issuance of common stock in equivalent shares. The table below reflects this activity for the years as presented.

	2007	2006	2005
Annual director fees paid through stock issuance	$173,914	$79,928	$35,300
Shares of Common stock issued	9,416	4,453	2,204

8. Stock Based Compensation and Employee Benefit Plans

a. Stock-Based Compensation

Since 1994, the Company has maintained a stock option plan for the benefit of its officers, employees, and directors. At December 31, 2007, the Company had one stock-based employee compensation plan known as the Knight Transportation, Inc. 2003 Stock Option Plan (the "2003 Plan"). The Company's shareholders approved the 2003 Plan at the annual meeting of shareholders in May 2003. All issued and outstanding shares under the previous plan remain in effect, but no further shares will be granted under that plan.

Independent directors are not permitted to receive incentive stock options, but are entitled under the 2003 Plan to receive automatic grants of non-qualified stock options upon joining the Board of Directors and annually thereafter. Non-qualified stock options may be granted to directors, including independent directors, officers, and employees and provide for the right to purchase common stock at a specified price and usually become exercisable in installments after the grant date. Non-qualified stock options may be granted for any reasonable term. All non-qualified stock options granted under the 2003 Plan must have an exercise price that is equal to at least 100% of fair market value of the common stock on the date of grant.

In February 2007, the Company's Board of Directors adopted a new compensation structure for independent directors. In light of this new structure, the Board of Directors elected to discontinue the practice of making automatic grants to independent directors. Under the new structure, effective February 2007, independent directors receive annual compensation that is payable 50% in cash and 50% in Common Stock. Common Stock granted under the new structure is subject to certain holding and other restrictions. As of December 31, 2007, we had awarded a total of 7,404 shares that were subject to such holding and other restrictions.

On January 1, 2006 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the 2003 Plan, to be based upon estimated fair values.

The adoption of SFAS 123R resulted in stock-based compensation charges of approximately $2.6 million and $3.0 million for the years ended December 31, 2007 and 2006, respectively, which reduced income from operations accordingly. Stock-based compensation expense recognized is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense caused net income to decrease by approximately $1.6 million and $1.8 million for the years ended December 31, 2007 and 2006, respectively, and caused basic and diluted earnings per share to decrease by $0.02 per share for both years.

The Company received $3.8 million and $2.4 million in cash from the exercise of stock options during the year ended December 31, 2007 and 2006, respectively. The excess tax benefit realized for the tax deductions from the exercise of options of the share-based payment arrangements for the year ended December 31, 2007, was approximately $1.4 million, compared to $1.5 million for the same period in 2006. The actual tax benefit realized in 2007 also decreased cash provided by operating activities, and increased cash provided by financing activities by the same amount. Pursuant to SFAS 123R prior period amounts have not been restated.

Prior to SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for the Company's fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. No stock-based employee compensation cost was reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, during prior periods the Company elected to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123.

The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards for the years ended December 31, 2005, prior to SFAS 123 adoption (in thousands, except per share data):

	2005
Net income, as reported	$61,714
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(5,129)
Pro forma net income	$56,585
Basic earnings per share – as reported	$0.72
Basic earnings per share – pro forma	$0.66
Diluted earnings per share – as reported	$0.71
Diluted earnings per share – pro forma	$0.65

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Listed below are the 2007 weighted average assumptions used for the fair value computation:

	Year Ended December 31,		
	2007	2006	2005
Dividend yield (1)	0.62%	0.43%	0.40%
Expected volatility (2)	32.71%	32.39%	48.00%
Risk-free interest rate (3)	4.99%	5.06%	4.00%
Expected terms (4)	7.89 years	8.08 years	6.00 years
Weighted average fair value of options granted	$8.30	$8.62	$7.78

(1) The dividend yield is based on the Company's historical experience and future expectation of dividend payouts.

(2) The Company analyzed the volatility of its stock using historical data from January 1, 2003 through the end of the most recent period to estimate the expected volatility.

(3) The risk-free interest rate assumption is based on U.S. Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the stock option award.

(4) The expected terms of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and has been determined based on an analysis of historical exercise behavior from January 1, 2003 through the end of the most recent period.

The 2003 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The Compensation Committee has discretion to determine the number of shares subject to option and the terms and conditions of each option, subject to the general limitations of the 2003 Plan, but no single option may exceed 650,000 shares in any calendar year. The Compensation Committee may award incentive stock options, non-qualified stock options, and restricted stock grants to employees and officers. Incentive stock options are designed to comply with the applicable provisions of the Internal Revenue Code (the Code) and are subject to restrictions within the Code. Vesting schedules for options are set by the Compensation Committee and the term of a stock option may not exceed ten years. Stock options must be issued at fair market value, which is equal to the closing price of the stock on the date the option is granted, as reported by the New York Stock Exchange. Stock options are subject to a vesting schedule that is set by the Compensation Committee and the schedule generally ranges from three to eight years based upon graded vesting and depending upon the recipient. Most stock options cannot be exercised until three years after the date of grant and are forfeited upon termination of employment for reasons other than death, disability, or retirement. The exercise price of stock options granted may not be modified. The 2003 Plan originally reserved 1.5 million shares for the grant of options, as adjusted for stock splits. In 2005, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 6.0 million shares, as adjusted for stock splits. The 2003 Plan will terminate on February 5, 2013.

As of December 31, 2007, there was $16.1 million of unrecognized compensation cost related to unvested share-based compensation awards granted under the 2003 Plan and our prior stock option plan. That cost is expected to be recognized over a weighted-average period of 2.8 years, and a total period of seven years.

A summary of the award activity for the years ended December 31, 2007, 2006, and 2005 is presented below:

	2007		2006		2005	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,490,341	$12.57	4,562,511	$10.68	3,744,242	$7.41
Granted	695,115	18.15	799,060	18.66	1,699,313	15.36
Exercised	(576,801)	6.64	(437,932)	5.59	(669,141)	4.20
Forfeited and Expired	(425,875)	14.98	(433,298)	10.68	(211,903)	10.44
Outstanding at end of year	4,182,780	14.06	4,490,341	12.57	4,562,511	$10.68
Exercisable at end of year	1,714,396	11.96	1,842,396	10.43	1,765,748	$9.39
Weighted average fair value of options granted during the period		$8.30		$8.62		$7.78

As of December 31, 2007, the number of options that were currently vested and expected to become vested was 4,027,420. These options have a weighted-average exercise price of $14.01, a weighted-average contractual remaining term of 7.04 years, and an aggregate intrinsic value of $3.2 million.

The following table summarizes information about stock options to purchase the Company's common stock at December 31, 2007:

Range of Exercise Prices	Shares Outstanding	Weighted Avg. Contractual Years Remaining	Weighted Avg. Exercise Price Per Share	Number Vested and Exercisable	Weighted Avg. Exercise Price Per Share for Vested and Exercisable
$2.11 - $4.21	185,155	2.18	$3.05	185,155	$3.05
$4.22 - $6.31	174,938	3.67	$4.85	174,938	$4.85
$6.32 - $8.42	1,500	4.77	$6.80	1,500	$6.80
$8.43 - $10.52	187,322	4.61	$8.71	172,517	$8.58
$10.53 - $12.63	956,649	5.99	$11.13	284,027	$11.58
$12.64 - $14.73	441,525	7.32	$14.48	-	$-
$14.74 - $16.84	922,726	7.65	$15.69	803,926	$15.69
$16.85 - $18.94	1,273,340	8.83	$18.39	82,833	$18.36
$18.95 - $21.05	39,625	8.24	$20.00	9,500	$19.69
Overall Total	4,182,780	7.05	$14.06	1,714,396	$11.96

The total intrinsic value of options exercised during the twelve-month period was $6.8 million, $5.8 million, and $8.8 million as of December 31, 2007, 2006, and 2005, respectively. Based on the market price as of December 31, 2007, the total intrinsic value of options outstanding as of the end of the current reporting period is approximately $3.1 million, and the total intrinsic value of options exercisable as of December 31, 2007, is approximately $4.9 million. The weighted average remaining contracted life as of December 31, 2007 for vested and exercisable options is 6.08 years.

In November 2007, the Board of Directors of the Company voted unanimously to authorize the repurchase of up to 3.0 million shares of the Company's Common Stock. The repurchase authorization will continue in effect until the share limit is reached or the program is terminated by the Company. The repurchase authorization is intended to afford the Company the flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Repurchase of shares will be effected based upon share price and market conditions. The authorization extends to purchases of shares to prevent dilution from equity compensation awards as well as open market and negotiated transactions.

b. <u>401(k) Profit Sharing Plan</u>

The Company has a 401(k) profit sharing plan (the Plan) for all employees who are 19 years of age or older and have completed one year of service with the Company. The Plan provides for a mandatory matching contribution equal to 50% of the amount of the employee's salary deduction not to exceed $850 annually per employee. The Plan also provides for a discretionary matching contribution. In 2007, 2006, and 2005, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's mandatory matching contribution was approximately, $412,000, $402,000, and $265,000 in 2007, 2006, and 2005, respectively. The Company increased the mandatory matching contribution from $625 to $850 annually per employee on January 1, 2006.

9. <u>Acquisitions</u>

On October 23, 2006, the Company purchased most of the trucking assets of Roads West Transportation, Inc. ("Roads West"), an Arizona-based temperature controlled carrier. Under the asset purchase agreement, the Company purchased 133 tractors, 280 trailers, and certain miscellaneous other assets. The Company did not purchase cash or accounts receivable and did not assume any debts or liabilities of Roads West. The purchase price for the assets, including the full amount of the earn-out, was approximately $15.8 million. The total purchase price has been allocated to tangible and intangible assets acquired based on their fair market values as of the acquisition date. The allocation of the fair value of the assets acquired, including the earn-out paid in 2007, resulted in approximately $2.0 million of infinite lived goodwill and $310,000 of finite lived intangible assets. The intangible assets, totaling $310,000, are being amortized over a five year period. The acquisition has been accounted for in the Company's results of operations since the acquisition date. The pro forma effect of the acquisition on its results of operations is immaterial.

On August 12, 2005, the Company acquired 100% of the stock of Edwards Bros., Inc., an Idaho based temperature controlled truckload carrier. The acquisition included 140 tractors and 224 trailers. The total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on their fair market values as of the acquisition date in accordance with Financial Accounting Standards Board Statement Number 141 (SFAS No.141), "Business Combinations". Goodwill has been recorded on the Company's consolidated balance sheets for the amount which the purchase price exceeded the fair value of the assets and liabilities acquired. The acquisition has been accounted for in the Company's results of operations since the acquisition date. The pro forma effect of the acquisition on the Company's results of operations is immaterial.

10. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited information about the Company's revenue and results of operations on a quarterly basis for 2007 and 2006:

	2007			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$144,825	$153,012	$151,661	$151,861
Income from operations	27,254	29,319	23,523	22,346
Net income	16,619	18,177	14,509	13,817
Earnings per common share:				
Basic	$0.19	$0.21	$0.17	$0.16
Diluted	$0.19	$0.21	$0.17	$0.16

	2006			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$129,339	$140,372	$146,555	$152,142
Income from operations	26,098	29,928	30,609	32,857
Net income	15,832	18,121	18,850	20,163
Earnings per common share:				
Basic	$0.18	$0.21	$0.22	$0.23
Diluted	$0.18	$0.21	$0.22	$0.23

KNIGHT TRANSPORTATION, INC. STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total of shareholder return of our common stock with the cumulative total shareholder return of New York Stock Exchange Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2002, and ending December 31, 2007. The graph assumes $100 was invested on December 31, 2002, and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference.*



$270
$260
$250
$240
$230
$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
239.0
190.1
161.1

Legend

Symbol	CRSP Total Returns Index for:	12/2002	12/2003	12/2004	12/2005	12/2006	12/2007
———— ■	Knight Transportation, Inc.	100.0	122.1	177.8	222.9	184.8	161.1
— — — ★	NYSE Stock Market (US Companies)	100.0	127.6	144.4	154.8	182.0	190.1
- - - - ▲	Nasdaq Trucking & Transportation Stocks SIC 3700–3799, 4200–4299, 4400–4599, 4700–4799 US & Foreign	100.0	143.2	183.6	191.8	223.0	239.0

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/2002.

Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission.

LEADERSHIP INFORMATION

Board of Directors

Name of Board Member	Position with Knight Transportation, Inc. and other companies
Kevin P. Knight	Chairman of the Board and Chief Executive Officer of Knight Transportation, Inc.; Director and member of the Executive Committee of the American Trucking Associations
Gary J. Knight	Vice Chairman of the Board of Knight Transportation, Inc.
Randy Knight	Director of Biltmore Bank of Arizona; Former Chairman of the Board of Knight Transportation, Inc.
Donald A. Bliss	Director of Western and Southern Life Insurance Company and Biltmore Bank of Arizona
Michael Garnreiter	Managing Member of Rising Sun Restaurant Group, LLC; Director of Taser International, Inc., Amtech Systems, Inc., and Syntax-Brillian Corporation
Richard J. Lehmann	Chairman of Bank Capital Corporation; Director of the Arizona Board of Nature Conservancy and the TGen Foundation
G.D. Madden	President of Madden Partners
Kathryn L. Munro	Principal of BridgeWest, LLC; Director of Flow International Corporation and Pinnacle West Capital Corporation

Executive Officers and Significant Employees

Name	Position
Kevin P. Knight	Chairman of the Board and Chief Executive Officer
Gary J. Knight	Vice Chairman of the Board
Keith T. Knight	Chief Operating Officer
David A. Jackson	Chief Financial Officer, Secretary, and Treasurer
Casey Comen	Executive Vice President of Sales
Michael K. Liu	President of Knight Transportation – Dry Van
Erick Kutter	President of Knight Refrigerated, LLC
Greg Ritter	President of Knight Brokerage, LLC
Bill Ramsey	Senior Vice President of Business Development

CORPORATE INFORMATION

Knight Transportation Shares:

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol KNX. As of March 31, 2008, there were approximately 72 registered holders of the Company's Common Stock, and on that date the closing price was $16.46.

Transfer Agent and Registrar:

Please direct communications regarding individual stock records and address changes to Mellon Investor Services at 480 Washington Boulevard Jersey City, New Jersey 07310-1900 or via phone at 1-800-522-6645. Alternatively, you can access your account information on-line at http://www.melloninvestor.com/isd.

Investor Relations:

For information or assistance please write: Knight Transportation, Inc., C/O Investor Relations, 5601, West Buckeye Road, Phoenix, AZ 85043, or call 602-606-6224.

Independent Registered Public Accounting Firm:

Deloitte & Touche LLP, 2901 N. Central Avenue, Suite 1200, Phoenix, AZ 85012-2799.

Corporate Counsel:

Ryley, Carlock & Applewhite, One North Central, Suite 1200, Phoenix, AZ 85004.

Securities Counsel:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508.

Corporate Headquarters:

Our corporate headquarters is located at 5601 W. Buckeye Road, Phoenix, AZ 85043.

Certifications:

The Company filed its Domestic Company Section 303A CEO Certification with the New York Stock Exchange on June 22, 2007, without qualification. On February 29, 2008, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2007.

END